
07076974

P&G

Designed to Grow

2007 Annual Report

Contents

Letter to Shareholders 2
Designed to Grow 8
Designed to Win 14
Designed to Deliver 18
Designed to Lead 22
Financial Contents 27
Corporate Officers 70
Board of Directors 71
Shareholder Information 72
11-Year Financial Summary 73
P&G at a Glance 74

Financial Highlights

FINANCIAL SUMMARY (UNAUDITED)

Amounts in millions, except per share amounts	2007	2006	2005	2004	2003
Net Sales	$76,476	$68,222	$56,741	$51,407	$43,377
Operating Income	15,450	13,249	10,469	9,382	7,312
Net Earnings	10,340	8,684	6,923	6,156	4,788
Net Earnings Margin	13.5%	12.7%	12.2%	12.0%	11.0%
Basic Net Earnings Per Common Share	$ 3.22	$ 2.79	$ 2.70	$ 2.34	$ 1.80
Diluted Net Earnings Per Common Share	3.04	2.64	2.53	2.20	1.70
Dividends Per Common Share	1.28	1.15	1.03	0.93	0.82

NET SALES
(in billions of dollars)

03 $43.4
04 $51.4
05 $56.7
06 $68.2
07 $76.5

DILUTED NET EARNINGS
(per common share)

03 $1.70
04 $2.20
05 $2.53
06 $2.64
07 $3.04

OPERATING CASH FLOW
(in billions of dollars)

03 $8.7
04 $9.4
05 $8.7
06 $11.4
07 $13.4

P&G is a company designed for long-term sustainable growth. We've designed P&G's business portfolio to **Grow** consistently and reliably. We've designed the core strengths we need to Win in our industry. We've designed strategic, operational and financial processes that ensure discipline to Deliver. We've designed a management team and organization to **Lead**.

P&G is **Designed to Grow**.

Fellow Shareholders:

We've grown P&G sales from $39 billion to $76 billion in the past seven years. We've more than doubled the number of brands that generate $1 billion or more in sales each year, and now have 23 of these leading billion-dollar brands in our portfolio. We've more than quadrupled the number of brands that generate at least $500 million in sales, and now have 18 of these brands poised to be our next billion-dollar brands. We've nearly doubled the number of countries in which P&G generates a billion dollars or more in sales each year, and now have 12 billion-dollar countries. We do more than a billion dollars in sales each year with seven retail customers, up from two in 2001. We've generated more than $43 billion in net earnings and $50 billion in free cash flow. P&G's market capitalization has increased more than $100 billion since 2001, and today the Company is among the ten most valuable companies in the U.S.

The critical question now for P&G shareholders, prospective investors, and Company management is: "How do we keep a company of P&G's size growing?"

A company must be *designed* to grow, and we've done that at P&G.

We've designed a diversified business portfolio to grow consistently and reliably. We've designed the core strengths we need to win in our industry. We've designed strategic, operational and financial processes that ensure discipline to deliver. And we've designed a management team and organization to lead. With clear choices, smart and sufficient investments, and an unwavering focus on the long-term health of our business, we have designed P&G to meet or exceed its growth targets reliably year after year.

FISCAL 2007 RESULTS

2007 was a good example of how P&G's design for growth works. It was the most demanding year we've faced since the beginning of the decade. Energy and commodity costs continued to rise. Competitive pressure intensified. We had to complete the vast majority of work to integrate Gillette. And yet, we continued to grow well within the Company's target growth range.

- Net sales increased 12%, to $76 billion. Organic sales increased 5%.

Note: An explanation and reconciliation of free cash flow and organic sales for 2007 is provided on pages 47-48.

- Diluted net earnings per share increased 15%, to $3.04.
- Free cash flow from operating activities was $10.5 billion, or 101% of net earnings.

The growth was broad-based.

- Fabric and Home Care grew organic sales 8%, with double-digit growth in developing markets and mid-single-digit growth in developed regions. Key growth drivers included Tide Simple Pleasures, Gain Joyful Expressions, and Febreze Noticeables.
- Blades and Razors organic sales increased 8%, behind the continued expansion of the Fusion razor system and growth on Mach3 in countries where Fusion has not launched.
- Beauty organic sales increased 5%, led by strong growth in feminine care, prestige fragrances and hair care. Billion-dollar brands Always, Olay, and Head & Shoulders each grew sales double-digits for the year.
- Health Care organic sales increased 6%, driven by very strong growth in oral care. In the U.S., Crest extended its category market leadership to 38% behind the success of the Pro-Health line.
- Baby and Family Care organic sales increased 4%. This growth was driven by continuing expansion into developing markets and strong results on Pampers Baby Stages of Development and Baby Dry Caterpillar Flex products in North America.

Growth was also broad-based across geographic regions, led by mid-single-digit organic volume growth in North America and double-digit organic growth in developing markets.

In addition to solid business growth, we made excellent progress on the integration of Gillette. This was the largest acquisition and the most complex integration in the consumer products industry and in P&G history—and we're about a year ahead of schedule.

We measure integration success by tracking progress in four areas: business momentum, integration financials, project management, and fielding the best team from both Gillette and P&G.

- *Business Momentum.* Our fiscal 2007 results demonstrate that we were not distracted by the integration. We delivered sales growth in line with our growth targets behind continuing product innovation and expansion into new markets.
- *Integration Financials.* The dilution impact on earnings per share was $0.10 to $0.12 per share. This is better than the low end of our guidance range, which was $0.12 to $0.18 per share. The acquisition remains on track and is expected to be neutral to earnings per share in fiscal 2008. We expect cost synergies to be at the top end of the $1 billion to $1.2 billion target range and revenue synergies to be on target at about $750 million next fiscal year.

P&G REPORT CARD

Progress Against P&G's Goals and Strategies

GROWTH RESULTS

Average annual	Goals	2007	2001-2007
Organic Sales Growth [1]	**4–6%**	5%	6%
Earnings-per-Share Growth	**10%+**	15%	12%[2]
Free Cash Flow Productivity [3]	**90%+**	101%	120%

GROWTH STRATEGIES (2001-2007)

Grow from the core:
Leading Brands, Big Markets, Top Customers

- Volume up 7%, on average, for P&G's 23 billion-dollar brands [4]
- Volume up 8%, on average, for P&G's top 16 countries [5]
- Volume up 8%, on average, for P&G's top 10 retail customers [5]

Develop faster-growing, higher-margin, more asset-efficient businesses

- Beauty sales doubled to $23 billion; profit more than doubled to $3.5 billion
- Health Care sales more than doubled to $9 billion; profit increased 6-fold to $1.5 billion
- Home Care sales up nearly 85%; profit more than tripled

Accelerate growth in developing markets and among low-income consumers

- Developing market sales up 18% per year
- Over one-third of total-company sales growth from developing markets
- Developing market profit margins comparable to developed-market margins

(1) Organic sales exclude the impacts of acquisitions, divestitures and foreign exchange, which where were 6%, on average, in 2001-2007.

(2) 2001 EPS excludes a negative $0.61 per share impact from Organization 2005 restructuring program charges and amortization of goodwill and intangible assets.

(3) Free cash flow productivity is the ratio of free cash flow to net earnings.

(4) Excludes the impact of adding newly acquired billion-dollar brands to the portfolio.

(5) Excludes impact of adding Gillette.

- *Project Management.* We completed the integration of our sales force, distribution networks, and billing systems. Since integration work began, we've added more than 50,000 new product codes and 100,000 new shipping points to P&G systems. This enables us to go to market as one company and to fully leverage P&G's scale.
- *Fielding the Best Team.* Our management and employee team is comprised of the best of both companies. Several of our key management positions have been filled by Gillette employees, and retention is ahead of the target we established at close. Importantly, our employee survey results indicate that Gillette employees are positive about their integration with P&G.

P&G'S GROWTH CHALLENGE

Our performance in fiscal 2007 meets or exceeds the Company's growth goals, which are:

- Organic sales growth of 4% to 6%
- Diluted net earnings per share growth of 10% or better
- Free cash flow productivity of 90% or greater

These growth goals are realistic yet demanding. The categories in which we compete grow about 3% a year. If we maintain market shares—which is always a challenge in our highly competitive industry—we grow along with the categories. But we need another 1% to 3% growth to meet our goals. The only way to achieve this growth is to increase market shares, expand into new geographic markets, and create new brands and categories. And then, of course, we have to turn sales growth into double-digit earnings-per-share growth, which requires consistent margin expansion of 50 to 75 basis points per year.

In addition to the ongoing challenges of sustaining growth, there are specific challenges in the year ahead. We expect raw material and energy costs to increase again in fiscal 2008, roughly in line with the impact we saw in fiscal 2007. We'll need to offset these increased costs with a combination of pricing and cost-savings projects. Competitive pressure will also remain a challenge. We compete against some of the best companies in the world. Many have restructured and are spending restructuring savings to regain lost market share, which makes it even more important for us to deliver industry-leading innovation and superior consumer value in every category where we compete.

Sustaining growth despite these challenges is not easy, but we believe the growth we're targeting is achievable on a consistent, sustainable basis because we have designed P&G to grow reliably and consistently, year after year.

THE BEST PORTFOLIO IN THE CONSUMER PRODUCTS INDUSTRY

The first element of P&G's design is a portfolio that balances growth and consistency.

In the 1990s, two businesses accounted for 85% of all the value created by P&G through the decade. Today, we have a much stronger and more robust portfolio of businesses. We're competing in 22 categories that include a balanced mix of faster-growing, higher-margin, asset-efficient businesses, such as beauty or home care, and large, foundation categories, such as laundry or baby care.

We also have an attractive geographic mix, with about half of the Company's sales coming from North America and half coming from the rest of the world. We're focusing on achieving disproportionate growth in fast-growing developing markets. These markets have contributed more than a third of the Company's top-line growth over the past five years, and their contribution has been accelerating. Nearly 40% of P&G's sales growth came from developing markets this past fiscal year, and we expect the contribution to be even greater in the year ahead.

P&G's diversified portfolio reduces exposure to single economic and competitive events, and maximizes future growth opportunities. Traditional businesses, like fabric care and baby care, are strong and growing in their own right, and they create scale that makes our beauty and health care businesses more competitive. Geographically, our North America home base is rock solid, with dependable growth that allows us to invest in developing markets.

In addition, the breadth and diversity of P&G's businesses and the breadth and diversity of the technological expertise that supports these businesses enable us to transfer technologies from one business to another. For example, Crest Whitestrips was created by combining bleach stabilization technology from laundry care with film technology from corporate R&D to provide in-home teeth whitening. The Swiffer Wet Jet pad combines absorbent cores from feminine care with flexible surface layers from baby care. Olay Daily Facials combines structured paper from family care with skin conditioning and mild cleansing from beauty to provide a mini-facial in the home. Our ability to combine technologies from so many diverse businesses is unrivaled in the industry because no other consumer products company has the scope of science and technology found at P&G.

Our business portfolio is not static. We use operating total shareholder return (TSR) delivered by each business to continuously ensure our portfolio is maximizing shareholder value. TSR is a cash flow return on investment (CFROI) model that measures sales growth, earnings growth and cash flow to determine the rate of return that each business earns. Any business that cannot deliver sales growth at least at the low end of our target range, upper-single-digit or better operating profit


Designed for Growth
Leadership
The most diverse and experienced management team in P&G history
Discipline
The strategic, operational and financial discipline that ensures shareholder value creation
Strengths
A combination of the strengths required to win in consumer products: consumer understanding, brand-building, innovation, go-to-market capability, and scale
Portfolio
A diversified mix of businesses that reduces exposure to single economic and competitive events, and maximizes future growth opportunities

growth, and operating TSR well above the cost of capital becomes a candidate for divestiture. Our portfolio is stronger today than it was at the beginning of the decade but it's not as strong as it will be by the end of the decade. We have more work to do to strengthen our mix of businesses and we will do it.

THE STRENGTHS REQUIRED TO WIN

The second element of P&G's design for growth is our combination of core strengths. Early in the decade, we determined that P&G did not have sufficient competitive advantage in the five areas that are critical to winning in consumer products: consumer understanding, brand-building, innovation, go-to-market capability, and scale. We've invested substantially in every area, and it's paying off.

For example, we've invested more than a billion dollars in consumer understanding since 2001. We've transformed one of the industry's more traditional market research organizations into a consumer understanding powerhouse. Our external benchmarking indicates that P&G has the industry's strongest suite of proprietary consumer research tools and methodologies. These tools help us learn faster and more effectively, and they help us discover the often-unarticulated needs and aspirations that lead to breakthrough innovation.

Innovation has always been P&G's lifeblood, and we've created significant advantage in this area. We have best-in-class expertise in about a dozen technology areas that are the foundation for innovation in our industry, including enzymes, perfumes and flavors, polymers, structured substrates, and surfactants. We've multiplied this internal capability through an effort we call "connect + develop," which is proving to be an enormous source of innovation and competitive advantage. We have about 8,500 researchers within P&G, but there are another 1.5 million researchers and entrepreneurs around the world working in areas that are relevant to our business. We're establishing P&G as the preferred commercialization partner for these external innovators, and it's making a huge impact. We're innovating faster, better and more cost effectively as a result of external partnerships. More than half of the new products in our pipeline today include at least one external component.

Our strengthened ability to innovate is most evident in the net present value of our innovation pipeline and the organic incremental sales growth generated by innovation. Innovation-driven value creation for shareholders and incremental sales growth from innovation have nearly doubled in this same time period.

These are just two examples of how we have designed an institutional capability to grow. Our core strengths create sustainable competitive advantages, and we are continuing to get stronger in every area.

THE DISCIPLINE TO DELIVER

The third element of P&G's design for growth is the disciplined way we manage our business. Discipline is part of P&G's DNA and we apply it to every aspect of the business: strategic, operational and financial. We set and stick with clear strategies. We do our homework before going to market with new products and ideas, and we sweat the details that determine how well we execute. Most importantly, we focus on shareholder value creation as the primary measure of business and financial performance.

Three examples of P&G's disciplined approach to value creation are how we manage our innovation portfolio, the way we reliably increase margins, and the approach we've taken to ongoing, internally funded restructuring.

About 90% of the Company's organic sales growth comes from innovation. This means our innovation pipeline must add about $4 billion a year to our top line. To ensure the pipeline is sufficiently robust, we set organic growth goals for each category and business unit. We then look out over five years on a probability-adjusted basis to ensure each business can achieve its goals. Where potential gaps emerge, we drill deep to understand issues and determine which actions to take. By considering market uncertainties and competitive threats in this disciplined way, we ensure that we have the innovation necessary to meet growth goals reliably year after year.

We also create value by earning higher margins. Since 2001, despite the run-up in commodity and energy costs, we've improved operating margins by more than 400 basis points*.

P&G OPERATING MARGIN TREND

(percentage)	2007	2006	2005	2004	2003	2002	2001
Operating Margin*	**20.2**	19.4	18.5	18.3	18.6	17.5	15.5

* Excludes the impact of Organization 2005 restructuring charges, which reduced operating margin by 460, 240 and 170 basis points in 2001, 2002, and 2003, respectively

We expect to continue improving margins 50 to 75 basis points per year, on top of the remaining cost synergies from the Gillette acquisition. This should come in the form of increased gross margins and lower overhead costs as a percent of sales.

Reducing overhead costs is simply a matter of management discipline to drive productivity improvement. If we hold overhead growth to half the rate of sales growth, we pick up 25 to 50 basis points of margin improvement per year. This creates the opportunity for more than 200 basis points of operating margin expansion over the next five years.

Three of the most important opportunities for future productivity improvement are in Global Business Services (GBS), Product Supply and Research and Development (R&D). We've delivered nearly $400 million in cost savings through GBS and we believe we can achieve another $300 million by the end of the decade as we move more business activities into GBS. In Product Supply, we're concentrating on applying our purchasing expertise and scale to more segments of our spending pools, which we believe can generate significant savings over the next three years. We'll also continue to improve R&D productivity by generating more value from our "connect + develop" innovation partnerships and by leveraging innovation productivity technologies such as virtual modeling and simulation tools that take months out of product development programs and greatly reduce the required investments.

Another example of P&G discipline is the way we manage business and organizational restructuring. We accept ongoing restructuring as a routine cost of doing business, and we are highly disciplined about how we absorb these costs. We fund restructuring costs with a corporate budget rather than launching large, disruptive restructuring programs every few years. Funding restructuring costs this way enables us to make productivity investments on a timely basis, and therefore capture savings sooner. It's also more transparent for shareholders because it provides a clearer picture of year-to-year financial progress and is far less confusing than reporting results excluding these costs.

Designing discipline into the way we manage our business is a critical element of our growth model. Our portfolio and core strengths create the opportunity and capability for growth; discipline ensures we deliver it.

THE CAPABILITY TO LEAD

The fourth way we've designed P&G to grow is by ensuring the caliber and continuity of our leadership team.

Getting the right people into the right jobs at the right time is always a primary responsibility of management. But equally important and more difficult is the need to anticipate leadership capabilities that will be required in the future—and ensuring that managers get the experiences and coaching they need to be ready.

Leadership development has long been a P&G strength. One of the most visible illustrations of our ability to develop strong leaders is the number of former P&G employees who are now CEOs of major companies. Less visible is the rigorous, intentional way we've built leadership development into our design for growth.

For example, I'm personally involved in career planning for the top 500 development candidates at P&G. I review their assignment plans, assess their strengths and weaknesses, and determine where I can help them grow. I'm also involved in succession planning for every organization in the Company. We review succession plans and the progress of key leaders with the Board once a year, and with our senior management team three times a year.

This focused and highly disciplined approach is paying off. Today, our leadership team is the most diverse and the most experienced in P&G history. About one-third are from outside the U.S. Our top 45 leaders hail from a dozen countries. The vast majority of senior managers have experience in developed and developing regions. They know how to compete in markets where P&G is not the leader, and they know how to leverage the leadership and scale of our most developed businesses and markets. Their diversity and experience result in more creative and critical thinking, more innovation, and better choices.

None of the elements of P&G's design is sufficient on its own to ensure sustainable growth, but together as a unified design, our diversified portfolio, core strengths, rigorous discipline, and strong leaders enable P&G to create and capture opportunities for growth.

ROOM TO GROW

Opportunities for growth remain substantial in each of our strategic focus areas.

- *P&G's Core.* We are widening P&G's share advantages versus competition. For example, in fabric care, we were the number two player globally in the early 1990s. Today, P&G has a 34% share of the global fabric care market, nearly double the next competitor, and we've grown share for six consecutive years. We have a lot of opportunity to keep growing all of P&G's billion-dollar brands. We're proving in category after category that a leading share, even a relatively high share, is not a barrier to growth. We will continue to leverage our brand lineup and category-leading innovation to keep core businesses healthy and growing.
- *Faster-Growing, Higher-Margin Businesses.* We have even greater upside in businesses such as beauty and health care. The beauty and health categories in which P&G competes are a combined $360 billion market today, and are projected to grow 3% to 4% a year for the balance of the decade. P&G has nearly doubled its share of beauty and health over the past decade, and yet P&G's share of this combined market is only about 10% globally.
- *Developing Markets and Lower-Income Consumers.* We can still grow substantially in developing markets by increasing household penetration and consumer usage frequency, and by entering categories where we're not yet competing. For example, the average U.S. household buys five to ten times as much P&G product per year as the average household in developing markets. In addition, there is a large number of households in developing regions that do not yet purchase any P&G product. Closing this gap, which we're confident we can do over time, will continue to drive strong growth for years to come.

There are significant bottom-line growth opportunities, as well. We'll continue to leverage P&G's scale. We'll reduce overhead costs by simplifying the way we work and eliminating duplication between global business units and market development organizations. We'll be more effective and efficient in how we manage our smaller country organizations and brands. And we'll continue to increase productivity in every one of our businesses.

We'll also continue to improve gross margins. The Company's current gross margin is about 52%. We can earn a higher total-company margin by achieving best-in-class margins in more categories and business units. Based on industry benchmarking, we believe that only about half of P&G businesses have gross margins better than their competitive peer set. As we get more of our businesses to best-in-class levels, we'll increase our total-company margin.

A COMPANY DESIGNED TO GROW

We're focused on these opportunities, realistic about challenges, and confident P&G's design for growth will enable us to keep P&G growing. Over the next few years, our portfolio will continue to shift toward faster-growing, higher-margin businesses. We'll extend the advantages we've created with our core strengths. We'll make the disciplined choices required to create even more shareholder value. We'll continue to develop the industry's strongest, broadest and deepest leadership bench.

And we'll continue to focus on inspiring and enabling P&G people to fulfill our Company's Purpose: improving consumers' lives in small but always meaningful ways every day. This is critical. Our design for growth reflects the management choices we've made to create the opportunities and capability for growth—but it's P&G people who deliver it. Their performance in fiscal 2007 was outstanding once again, and their capability, creativity and potential will ensure P&G out-performs the consumer products industry year after year.



A.G. Lafley
Chairman of the Board and Chief Executive Officer
August 14, 2007



Designed to Grow

From our core...
We're focused on growing P&G's leading brands in our largest countries with winning retail partners. Keeping P&G's core businesses healthy and growing is critical to delivering the Company's long-term growth objectives.

In advantaged categories...
We are continuing to shift P&G's product portfolio toward faster-growing, higher-margin, more asset-efficient businesses such as beauty, health, personal care, and home care, and we strengthened P&G's leadership in these areas with the acquisition of Gillette. The market for these categories is growing 20% faster than the balance of the portfolio with nearly 30% higher margins for P&G.

Where consumers are...
Virtually all of the world's population growth is occurring in developing markets, and these markets have contributed about 35% of P&G's sales growth over the past five years. We expect this trend to continue. Developing markets represented about 20% of Company sales at the beginning of the decade, and we expect them to grow to about 30% of sales by the end of the decade.

Leading Brands
More than 80% of P&G's total sales and profits comes from its 41 largest brands – the brands that each generate more than $500 million in annual sales.


80%+

Of Total Company Sales and Profits

Advantaged Categories
In the past five years, we've doubled sales and tripled profits in our beauty, health and home care businesses through a combination of organic growth and strategic acquisitions.



2x sales
3x profits

Developing Markets and Low-Income Consumers

P&G generated over $20 billion in sales from developing markets in 2007, more than double the sales level at the beginning of the decade.

SALES FROM DEVELOPING MARKETS
(In billions of dollars)


01 $8
07 $21

23 Billion-Dollar Brands...

P&G's billion-dollar brands are the core of the company's product portfolio, representing about two-thirds of annual sales and a greater percentage of profit. These brands are leaders in their respective categories and platforms for innovation that will be the source of organic growth for years to come.

#1 Toothpaste Brand in the U.S.

Crest
Leading innovations such as Pro-Health and Nature's Expressions have helped make Crest the #1 toothpaste brand in the U.S.

Newest Billion-Dollar Brand

Gain
Gain has doubled sales over the last five years by delighting scent-seeking consumers.

Second Largest Shampoo Brand

Head & Shoulders
Head & Shoulders has nearly doubled its annual sales in just four years, making it the second largest shampoo brand in the world.



#1 Feminine Care Brand in the World

Always
Always Clean and Always Fresh innovations have propelled the brand to an all-time high market share of more than 55% in the U.S.


Charmin
Ultra Strong
Bounty
head & shoulders
Folgers
Gillette
always clean
Oral-B
Crest
PRO-HEALTH
GAIN



#1 Hair Care Brand in the World

Pantene
Pantene, the world's leading hair care brand, is sold in about 100 countries and is fast approaching $3 billion in annual sales.



#1 Baby Care Brand in the World

Pampers
By continuing to reach more consumers in markets such as China and India, Pampers has become P&G's first $7 billion brand.

#1 Retail Skin Care Brand in the World

Olay
Olay has more than doubled sales in the past four years behind industry-leading innovations such as Olay Regenerist and Olay Definity.



#1 Laundry Detergent Brand in the World

Tide
Already the world's leading laundry detergent brand, Tide widened its lead by posting high-single digit sales growth in fiscal year 2007.

...and counting.

P&G's portfolio includes 18 brands with $500 million to $1 billion in annual sales, many of which have the potential to join the billion-dollar club in the next few years.


40%
Sales
Growth

Herbal Essences
Global annual sales of Herbal Essences have grown 40% since P&G acquired the brand in fiscal year 2002.



Fusion
Fusion and Fusion Power shaving systems are truly the best a man can get. These revolutionary products achieved over $500 million in sales in just the first fiscal year after launch.

#1 Men's Shaving Brand in the World

Mach3
Mach3 delivered double-digit sales growth in developing markets last year.


Pringles
AA
DURACELL
Downy


PHANTOM
Gillette
Fusion
POWER
Herbal essences
2-1
NyQuil
COLD & FLU
Cascade
Asacol
(MESALAMINE)
Mr Clean
MAGIC
ERASE



50%
Market Share

#1 Floor Cleaning Systems Brand in the World

Swiffer
Swiffer reinvented surface cleaning with innovative technology and design. Swiffer sales have more than doubled over the past five years.

#1 Tampon Brand in the World

Tampax
After just four years in the market, Tampax Pearl has boosted the brand to market-leading share above 50% in the U.S.

#1 Fabric Freshener Brand in the World

Febreze
Febreze, the U.S. air care category leader, has averaged more than 25% annual sales growth over the last four years.

Designed to Win

Where it counts

P&G's five core strengths are consumer understanding, brand-building, innovation, go-to-market capability, and scale. While each of these strengths is important, it's the combination of strengths that creates the greatest competitive advantage.

By strengthening our strengths

We are building additional capability in each of our five core strengths. By the end of the decade, we'll have deeper, more insightful consumer and shopper knowledge. We'll be better brand-builders, more productive innovators, and better go-to-market partners with retailers. We'll have even greater company, category and country scale that we can use to create even more consumer, customer and shareholder value.

With increasing margins of competitive advantage

As P&G grows stronger in each of its core strengths, our margins of competitive advantage will grow as well. No other company in the industry can leverage all five areas simultaneously at the level that P&G can.

Consumer Understanding
More than $[illegible] billion invested in consumer research since the beginning of the decade

Brand-Building
7,000 marketers formally certified in P&G's brand-building discipline

Innovation
1,100 Ph.D. researchers networked through 27 global technical centers

Go-to-Market Capability
Rated best supplier by U.S. retailers in every critical area in independent surveys

Scale
The scale leader in 15 of P&Gs top 16 countries

Consumer Understanding and Brand-Building:

P&G's competitive advantages in consumer understanding and brand-building come from the scope and scale of our consumer knowledge and the strength and breadth of P&G's leading brand portfolio. We have proprietary tools and methodologies that help us identify unique consumer insights and systemic processes to build brands that consumers trust.

GETTING STRONGER

We are improving our ability to identify target consumers, to create stronger brand equities, and to reach consumers when and where they are most receptive to messages about our brands. These are critical improvements because the brands with the clearest definition of target consumers, the strongest brand equities, and marketing plans developed with qualified brand-building tools tend to grow five percentage points faster than average. We now have more than 7,000 marketers certified in P&G's proprietary approach to brand-building.

Olay

Olay has become the world's leading retail skin care brand by delighting "anti-aging" consumers with a portfolio of innovative products targeted to highly precise consumer segments.

Total Effects

Olay Total Effects appeals to women who are seeking to repair the multiple signs of aging and to restore their skin to its natural condition.

Regenerist

Olay Regenerist appeals to women who use a regimen of products to care for their skin. They are very aware of ingredients and the chemistry behind the benefits.

Definity

Olay Definity appeals to women looking for many of the attributes found in Regenerist, but who are also concerned with the tone and texture of their skin.


OLAY
OLAY
OLAY



Innovation

Innovation is P&G's lifeblood. The Company has competitive advantage from our depth and breadth of expertise in about a dozen core technologies. We multiply the power of our internal innovation capability by connecting it to our vast external network of scientists, inventors and technology problem-solvers. P&G is getting greater productivity from its R&D investment by treating innovation as a process that can be continually refined to make it more robust, reliable and systematic.

GETTING STRONGER

We are extending our competitive innovation advantage by "innovating how we innovate."

- We are focusing on how we can create winning holistic consumer experiences, not just products that perform better.
- We are working to become an even better partner for external entrepreneurs, and increasing the number of innovations in our pipeline that benefit from our "connect + develop" efforts.
- We are driving greater innovation-spending productivity by doing more simulation, modeling and design research in the virtual world.
- Finally, we are focusing on cost innovation to provide consumers with a better brand experience at a lower cost, which also yields higher returns for P&G's shareholders.

These ongoing improvements will help keep P&G on innovation offense and enhance the Company's ability to deliver its organic growth goals consistently for years to come.


Tide
COLDWATER

Innovation that Delights Consumers and Protects the Planet

We created Tide Coldwater, which is specifically designed to deliver optimal performance at lower temperatures. This is an innovation breakthrough because 80% to 85% of the energy used in the laundry process is for heating water. Since its introduction in 2005, Tide Coldwater has been used by more than seven million households in the U.S. If every U.S. household used cold water, the energy savings in the U.S. would be 70 to 90 billion kilowatt hours per year. That's three percent of total household energy consumption, or up to 29 million tons of carbon dioxide per year not released into the environment—6% of the Kyoto target for the U.S.


G2MR
27 detailed improvement projects
2% points of sales growth

Go-to-Market Capability

P&G's competitive go-to-market advantage comes from the strength of our customer relationships, our supply-chain innovation leadership and our organizational structure that simultaneously enables global scale and local responsiveness. In addition, we are combining P&G and Gillette brand portfolios and best practices to make this strength even stronger.

GETTING STRONGER

P&G's Go-to-Market Reinvention (G2MR) program is focused on making step-change improvements in our supply chain efficiency, our ability to create in-store demand, and data systems that support business planning. With the addition of Gillette, P&G's increased importance to retail customers in countries such as India and Brazil should continue to result in improved sales growth. We also expect increased sales of Gillette brands in developing countries such as China, Russia and Mexico, where P&G has already established a deep distribution network. In total, we expect G2MR to account for 2% points of sales growth over the next four years.


PHANTOM
Gillette

Scale Leverage

P&G's competitive advantages include cost advantages that result in superior value for consumers, value creation for retail customers and superior returns for shareholders. We purchase materials and media at best-in-class costs. We are market leaders in nearly every category where we compete. We have tremendous knowledge scale in consumer understanding, research and development, and marketing. And we are always finding new ways to reap benefits from P&G's scale.

GETTING STRONGER

We are better leveraging global purchasing scale to reduce the cost of global business services as a percentage of sales. For example, we are applying professional buying approaches to indirect spending pools such as office supplies. We are also working to improve knowledge transfer from category-to-category and market-to-market to ensure our leading-edge work processes are being applied consistently and thoroughly across the Company.

Gillette has enhanced P&G's Go-to-Market Capability and Scale Benefits

With our combined portfolio of category-leading brands and go-to-market best practices, Gillette has helped P&G extend these critical competitive advantages. We are now working on the next generation of improvement efforts to help P&G create more value jointly with retail customers and for P&G's shareholders.

Designed to Deliver

By staying on course...

We made three clear growth choices at the beginning of the decade: to grow P&G's core businesses, to expand our presence in faster-growing, higher margin businesses, and to win with lower-income consumers and in developing markets. We haven't changed course. Our strategic discipline has led to 6% average organic sales growth since the beginning of the decade.

Sweating the details...

We have highly detailed work processes that force discipline and focus throughout critical business activities such as the development and launch of new products, building marketing plans, enhancing brand equities, and developing joint business plans with retail customers. We instill strict operational discipline to ensure best practices are consistently applied from brand to brand around the world.

Creating value...

To create shareholder value at the company level, we ensure each business within P&G's portfolio is contributing at least its fair share of growth and value creation. We measure the value contribution of an individual business using operating Total Shareholder Return (TSR). Operating TSR is driven by sales growth, profit margin improvement and asset efficiency. Importantly, since operating TSR is highly correlated with the Company's stock price performance, focusing on maximizing TSR ensures management is exercising financial discipline and making decisions that create value for P&G shareholders.

Strategic Discipline

P&G's strategic discipline is rooted deep within the Company. We follow a rigorous annual process to develop growth goals for the company and for each individual business in the portfolio. With clear goals and a well-articulated description of its role in the portfolio, each business evaluates its innovation pipeline and brand building strategies to test the sufficiency of its plans. When the strategies are set for each business, we test the overall financial sufficiency of the plans to ensure we are on track to deliver our sales, profit and cash generation goals.

1. Sustainable Growth Goals
We set short- and long-term financial goals for each category based on its specific industry dynamics and its role within P&G's portfolio. Sales growth expectations are naturally higher for some categories and disproportionate cash returns are expected from others. Each business's goals are stretching but achievable, and we ensure the sum of the goals supports P&G's overall growth targets.





2. Industry & Business Unit Strategy
Each year, we conduct a thorough strategic review of every P&G business. We examine how external markets are evolving and what competitors are doing. We develop growth strategies that take advantage of these trends and leverage P&G's unique competitive advantages. And, if necessary, we make the hard choice to exit a business that has low potential to consistently deliver its value creation goals.





3. Innovation Pipeline Assessment
Our businesses are constantly evaluating their innovation pipeline to ensure plans are sufficient to deliver value-creation goals. These reviews look forward to promising technologies that may not reach the market for three to five years, and explore potential gaps that need to be closed. This ensures we are investing in the biggest ideas and re-directing resources away from those with less commercial potential.



4. Brand Equity Health Check
We work regularly with consumers to test the strength of our brand equities relative to competition. The results tell us which attributes consumers associate with our brands and which messages we need to enhance to build consumer loyalty. The combination of our marketing plans and product innovations are the foundation of our brand-building philosophy: "Promises Made. Promises Kept."





5. Financial Plan
We review current-year and long-term financial plans throughout the year. If we see a surplus, we evaluate how best to deploy those resources for the long-term benefit of the business and P&G shareholders. If we identify gaps versus goals, our management team works together to fill them. We view our financial goals as commitments, and we are intent on delivering the consistent, reliable results shareholders expect from P&G.


500,000



6. Talent Review
An important element of P&G's strategic discipline is our rigorous approach to talent development. The Global Leadership Council meets three times per year to identify top talent, to align on management succession planning for each business unit, geographic organization and functional organization, and to ensure the Company is achieving its diversity goals.





7. Results


6%
Organic Sales Growth
12%
E.P.S. Growth*

2001–2007 COMPOUND AVERAGE GROWTH RATE

*2001 EPS excludes a negative $0.61 per share impact from Organization 2005 restructuring program charges and amortization of goodwill and intangible assets.

Operational Discipline

Winning in the consumer products industry is heavily dependent on executing critical work processes with excellence. This requires the discipline to make hard choices at each step of the process. We have proprietary tools to guide these key work processes and assist our business leaders in making hard choices. When we follow our proven success models with rigor, the results can be outstanding.
The development and launch of Crest Pro-Health is a prime example.



Crest Pro-Health

Crest Pro-Health has been one of P&G's most successful oral care product initiatives since the addition of fluoride in 1950, but its development required tough choices, hard work and patience along the way.

Breakthrough Benefits

The Crest team knew it had a winning idea. Their research identified seven specific areas dentists check most to ensure their patients have a healthy mouth and beautiful smile. P&G product researchers worked for several years to develop a successful formula, but there were significant challenges along the way, such as delivering gingivitis benefits *and* whitening effects, and delivering performance benefits *and* great taste.

In fact, the oral care management team chose to launch Crest Pro-Health mouth rinse more than a year ahead of the toothpaste launch as the toothpaste formula was not quite meeting the strict consumer acceptance criteria we had set. The toothpaste launch was delayed even further when initial consumer advertising test results came in slightly below our high target levels.

Worth the Wait

Only when all the pieces were in place did we launch Crest Pro-Health toothpaste into the market, and the results have been outstanding. It generated well above $100 million in retail sales in its first year and has been a key driver in the Crest brand's U.S. market-share growth. The operational discipline of the Crest management team has definitely paid off for P&G.


Crest
PRO-HEALTH

CREST GROWTH TO MARKET LEADERSHIP
(Crest vs. Leading Competitor)


P&G
Leading Competitor
30%
33%
34%
35%
37%
03
04
05
06
07

P&G estimated all-outlet value share of the U.S. toothpaste market. Past 5 fiscal years ending June 2007.

Financial Discipline

Total Shareholder Return (TSR) is a key measure of business performance and management evaluation and compensation. It is a cash flow return on investment (CFROI) tool that ensures P&G's businesses are focused on the key drivers of shareholder value creation: sales growth, profit margin improvement and asset efficiency.


Total Shareholder Return
Profit Growth
Cash Flow Growth
Sales Growth
Margin Improvement
Asset Efficiency

Sales Growth
We grow sales organically by building market share where brands are currently sold, expanding existing products into new markets and creating entirely new consumer product categories. In addition, we regularly make strategic acquisitions that enhance our product portfolio and provide new opportunities for growth.

Margin Improvement
We improve profit margin by driving out costs and complexities that do not add value for consumers or retail customers. We do this by leveraging P&G's significant manufacturing and purchasing scale, by maximizing the return on marketing investments and by constantly improving organizational effectiveness and productivity.

Asset Efficiency
We improve the return on assets by making disciplined choices about where to invest cash and how to maximize the productivity of our assets. In manufacturing, we optimize production line capacity utilization rates. In working capital, we lower inventory levels, increase payables, and maintain our industry-leading receivables levels.

Designed to Lead

With global diversity

We have the most diverse and broadly experienced leadership team in P&G's history. Our top 45 leaders hail from a dozen countries, and the vast majority have experience leading businesses in both developed and developing markets.

A renowned leadership bench

We're proud that P&G has been recognized as one of the world's best leadership development companies. *Chief Executive* magazine and the Hay Group ranked P&G as one of the three best companies for leaders. *Human Resources Executive* magazine ranked P&G as the best company among the *Fortune* Most Admired for "management quality."

"Graduate School" for leaders

We've developed advanced leadership training for senior managers. Our new General Manager College is targeted to the 135 general managers who run P&G businesses around the word. GM College focuses on Purpose and Values, leadership, strategy, capabilities, systems, and culture. We've also designed a sequel to GM College that we call our Executive Leadership Program. This program is targeted to the most-senior managers in the Company and focuses on agility and flexibility, embracing and leading change, and sustaining growth.

New management structure

Effective July 1, 2007, P&G established three new global business units (GBUs): Beauty, Global Health & Well-Being, and Household Care. All GBUs now report to Susan Arnold, president— global business units. Ms. Arnold reports to Chairman of the Board and Chief Executive Officer A.G. Lafley.

The Company also established the role of Chief Operating Officer (COO) to oversee all global operations and functions along with responsibility for go-to-market operational activities. Bob McDonald was elected COO and reports to Chairman of the Board and Chief Executive Officer A.G. Lafley.



Executive Leadership

From left to right,

A.G. Lafley
Chairman of the Board
and Chief Executive Officer

Bob McDonald
Chief Operating Officer

Clayt Daley, Jr.
Vice Chairman and
Chief Financial Officer

Susan Arnold
President — Global Business Units



Global Businesses

From left to right:

Joe Dooley
President — Duracell

Gina Drosos
President —
Global Personal Beauty

Rob Steele
Vice Chairman —
Global Health & Well Being

Dimitri Panayotopoulos
Vice Chairman —
Global Household Care

Robert Jongstra
President —
Global Professional Care

Chip Bergh
Group President —
Global Personal Care

Jorge Mesquita
Group President —
Global Fabric Care

Bruce Byrnes
Vice Chairman of the Board —
Global Brand Building Training

Tom Finn
President — Global Health Care

Mary Lynn Ferguson-McHugh
President — Family Care

Hartwig Langer
President —
Global Prestige Products

Charlie Pierce
Group President — Global Oral
Care and Coffee/Snacks

David Taylor
Group President —
Global Home Care

Jamie Egasti
President — Coffee & Snacks

Martin Riant
Group President —
Global Baby Care

Bracken Darrell
President — Braun

Chris deLapuente
Group President —
Global Hair Care

Melanie Healey
Group President —
Global Feminine & Health Care



Global Operations

From left to right,

Giovanni Ciserani
President — Western Europe

Ravi Chaturvedi
President — Northeast Asia

Werner Geissler
Vice Chairman —
Global Operations

Ed Shirley
Group President —
North America

Jeff Schomburger
President —
Global Wal-Mart Team

Jorge Uribe
President — Latin America

Daniela Riccardi
President — Greater China

Deb Henretta
Group President — Asia

Laurent Philippe
Group President —
Central & Eastern Europe,
Middle East & Africa

Steve Bishop
President —
North America Market
Operations



Global Functions

From left to right:

Nancy Swanson
Vice President — Corporate

Filippo Passerini
Chief Information & Global Services Officer

Gil Cloyd
Chief Technology Officer

Jim Stengel
Global Marketing Officer

Robert Dixon
Vice President — Global Business Units, Global Business Services

Dick Antoine
Global Human Resources Officer

Sharon Mitchell
Senior Vice President — Research & Development, Global Fabric Care

Charlotte Otto
Global External Relations Officer

Keith Harrison
Global Product Supply Officer

Jim Johnson
Chief Legal Officer & Secretary

Marc Pritchard
President — Strategy, Productivity & Growth

Claudia Kotchka
Vice President — Design Innovation & Strategy

Valarie Sheppard
Vice President & Comptroller

Steve Jemison
Deputy General Counsel

Jon Moeller
Vice President & Treasurer

Mariano Martin
Global Customer Business Development Officer

Kim Dedeker *(not pictured)*
Vice President, Global Consumer & Market Knowledge

Financial Contents

Management's Responsibility for Financial Reporting 28
Management's Report on Internal Control over Financial Reporting 29
Reports of Independent Registered Public Accounting Firm 29

Management's Discussion and Analysis
Overview 31
Summary of 2007 Results 34
Forward-Looking Statements 34
Results of Operations 35
Segment Results 37
Financial Condition 42
Significant Accounting Policies and Estimates 44
Other Information 47

Audited Consolidated Financial Statements
Consolidated Statements of Earnings 49
Consolidated Balance Sheets 50
Consolidated Statements of Shareholders' Equity 52
Consolidated Statements of Cash Flows 53
Notes to Consolidated Financial Statements 54

Management's Responsibility for Financial Reporting

At The Procter & Gamble Company, we take great pride in our long history of doing what's right. If you analyze what's made our company successful over the years, you may focus on our brands, our marketing strategies, our organization design and our ability to innovate. But if you really want to get at what drives our company's success, the place to look is our people. Our people are deeply committed to our Purpose, Values and Principles. It is this commitment to doing what's right that unites us.

This commitment to doing what's right is embodied in our financial reporting. High-quality financial reporting is our responsibility—one we execute with integrity, and within both the letter and spirit of the law.

High-quality financial reporting is characterized by accuracy, objectivity and transparency. Management is responsible for maintaining an effective system of internal controls over financial reporting to deliver those characteristics in all material respects. The Board of Directors, through its Audit Committee, provides oversight. We have engaged Deloitte & Touche LLP to audit our Consolidated Financial Statements, on which they have issued an unqualified opinion.

Our commitment to providing timely, accurate and understandable information to investors encompasses:

Communicating expectations to employees. Every employee—from senior management on down—is trained on the Company's *Worldwide Business Conduct Manual,* which sets forth the Company's commitment to conduct its business affairs with high ethical standards. Every employee is held personally accountable for compliance and is provided several means of reporting any concerns about violations of the *Worldwide Business Conduct Manual,* which is available on our website at www.pg.com.

Maintaining a strong internal control environment. Our system of internal controls includes written policies and procedures, segregation of duties and the careful selection and development of employees. The system is designed to provide reasonable assurance that transactions are executed as authorized and appropriately recorded, that assets are safeguarded and that accounting records are sufficiently reliable to permit the preparation of financial statements conforming in all material respects with accounting principles generally accepted in the United States of America. We monitor these internal controls through control self-assessments conducted by business unit management. In addition to performing financial and compliance audits around the world, including unannounced audits, our Global Internal Audit organization provides training and continuously improves internal control processes. Appropriate actions are taken by management to correct any identified control deficiencies.

Executing financial stewardship. We maintain specific programs and activities to ensure that employees understand their fiduciary responsibilities to shareholders. This ongoing effort encompasses financial discipline in strategic and daily business decisions and brings particular focus to maintaining accurate financial reporting and effective controls through process improvement, skill development and oversight.

Exerting rigorous oversight of the business. We continuously review business results and strategic choices. Our Global Leadership Council is actively involved—from understanding strategies to reviewing key initiatives, financial performance and control assessments. The intent is to ensure we remain objective, identify potential issues, continuously challenge each other and ensure recognition and rewards are appropriately aligned with results.

Engaging our Disclosure Committee. We maintain disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported timely and accurately. Our Disclosure Committee is a group of senior-level executives responsible for evaluating disclosure implications of significant business activities and events. The Committee reports its findings to the CEO and CFO, providing an effective process to evaluate our external disclosure obligations.

Encouraging strong and effective corporate governance from our Board of Directors. We have an active, capable and diligent Board that meets the required standards for independence, and we welcome the Board's oversight. Our Audit Committee comprises independent directors with significant financial knowledge and experience. We review significant accounting policies, financial reporting and internal control matters with them and encourage their independent discussions with external auditors. Our corporate governance guidelines, as well as the charter of the Audit Committee and certain other committees of our Board, are available on our website at www.pg.com.

P&G has a strong history of doing what's right. Our employees embrace our Purpose, Values and Principles. We take responsibility for the quality and accuracy of our financial reporting. We present this information proudly, with the expectation that those who use it will understand our company, recognize our commitment to performance with integrity and share our confidence in P&G's future.





A.G. Lafley
Chairman of the Board
and Chief Executive Officer

Clayton C. Daley, Jr.
Vice Chairman and
Chief Financial Officer

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting of The Procter & Gamble Company (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Strong internal controls is an objective that is reinforced through our *Worldwide Business Conduct Manual*, which sets forth our commitment to conduct business with integrity, and within both the letter and the spirit of the law. The Company's internal control over financial reporting includes a Control Self-Assessment Program that is conducted annually by substantially all areas of the Company and is audited by the internal audit function. Management takes the appropriate action to correct any identified control deficiencies. Because of its inherent limitations, any system of internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2007, using criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of June 30, 2007, based on these criteria.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting and management's assessment of the effectiveness of the Company's internal control over financial reporting as of June 30, 2007, as stated in their report which is included herein.



A.G. Lafley
Chairman of the Board
and Chief Executive Officer



Clayton C. Daley, Jr.
Vice Chairman and
Chief Financial Officer

August 14, 2007

Report of Independent Registered Public Accounting Firm

Deloitte.

To the Board of Directors and Shareholders of
The Procter & Gamble Company

We have audited the accompanying Consolidated Balance Sheets of The Procter & Gamble Company and subsidiaries (the "Company") as of June 30, 2007 and 2006, and the related Consolidated Statements of Earnings, Shareholders' Equity, and Cash Flows for each of the three years in the period ended June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company at June 30, 2007 and 2006, and the results of its operations and cash flows for each of the three years in the period ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the Consolidated Financial Statements, the Company adopted the provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)," effective June 30, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of June 30, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 14, 2007, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.



Cincinnati, Ohio
August 14, 2007

Report of Independent Registered Public Accounting Firm

Deloitte.

To the Board of Directors and Shareholders of
The Procter & Gamble Company

We have audited management's assessment, included in Management's Report on Internal Control Over Financial Reporting, that The Procter & Gamble Company and subsidiaries (the "Company") maintained effective internal control over financial reporting as of June 30, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of June 30, 2007, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Financial Statements as of and for the year ended June 30, 2007, of the Company and our report dated August 14, 2007, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's adoption of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)," effective June 30, 2007.



Cincinnati, Ohio
August 14, 2007

Management's Discussion and Analysis

The purpose of this discussion is to provide an understanding of P&G's financial results and condition by focusing on changes in certain key measures from year to year. Management's Discussion and Analysis (MD&A) is organized in the following sections:

- Overview
- Summary of 2007 Results
- Forward-Looking Statements
- Results of Operations
- Segment Results
- Financial Condition
- Significant Accounting Policies and Estimates
- Other Information

Throughout MD&A, we refer to measures used by management to evaluate performance including unit volume growth, net outside sales and after-tax profit. We also refer to organic sales growth, free cash flow and free cash flow productivity. These financial measures are not defined under accounting principles generally accepted in the United States of America (U.S. GAAP). The explanation of these measures at the end of MD&A provides more details on the use and the derivation of these measures. Management also uses certain market share and market consumption estimates to evaluate performance relative to competition despite some limitations on the availability and comparability of share information. References to market share and market consumption in MD&A are based on a combination of vendor-reported consumption and market size data, as well as internal estimates.

On October 1, 2005, we completed the acquisition of The Gillette Company for $53.4 billion. Our Consolidated Financial Statements for 2006 and the related discussion of the total Company results within MD&A include the results of the Gillette business for the nine-month period from October 1, 2005 (the acquisition date) through June 30, 2006. In order to provide our investors with more insight into the results of the Blades and Razors and the Duracell and Braun reportable segments, we previously provided supplemental pro forma net sales and earnings data for these segments for each of the quarters in the year ended June 30, 2005, and for the quarter ended September 30, 2005 (as presented in our Form 8-K releases on October 4, 2005 and November 22, 2005). Management's discussion of the current year results of these two segments is in relation to the comparable prior year results including pro forma net sales and earnings for the July to September 2005 period and reported results for the October 2005 to June 2006 period. Management's discussion of the fiscal year 2006 results of these segments covers the nine-month post-acquisition period from October 1, 2005, to June 30, 2006, and is in relation to such comparable prior year pro forma net sales and earnings data. Results of Gillette's personal care and oral care businesses were subsumed within the Beauty and Health Care reportable segments, respectively.

OVERVIEW

P&G's business is focused on providing branded consumer goods products. Our goal is to provide products of superior quality and value to improve the lives of the world's consumers. We believe this will result in leadership sales, profits and value creation, allowing employees, shareholders and the communities in which we operate to prosper.

Our products are sold in more than 180 countries primarily through mass merchandisers, grocery stores, membership club stores and drug stores. We continue to expand our presence in "high frequency stores," the neighborhood stores which serve many consumers in developing markets. We have on-the-ground operations in over 80 countries.

Our market environment is highly competitive, with global, regional and local competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Additionally, many of the product segments in which we compete are differentiated by price (referred to as premium, mid-tier and value-tier products). Generally speaking, we compete with premium and mid-tier products and are well positioned in the industry segments and markets in which we operate—often holding a leadership or significant share position.

Organizational Structure

In fiscal 2007, our organizational structure was comprised of three Global Business Units (GBUs) and a Global Operations group. The Global Operations group consisted of the Market Development Organization (MDO) and Global Business Services (GBS). The heads of the three GBUs and Global Operations each reported to the Chief Executive Officer.

GLOBAL BUSINESS UNITS

Through 2007, our three GBUs were Beauty and Health, Household Care and Gillette GBU. The primary responsibility of the GBUs is to develop the overall strategy for our brands. They identify common consumer needs, develop new product innovations and build our brands through effective commercial innovations, marketing and sales.

Under U.S. GAAP, the business units comprising the GBUs are aggregated into seven reportable segments: Beauty; Health Care; Fabric Care and Home Care; Baby Care and Family Care; Snacks, Coffee and Pet Care; Blades and Razors; and Duracell and Braun. The following provides additional detail on the reportable segments and brand composition of each of our three GBUs:

GBU	Reportable Segment	% of Net Sales*	% of Net Earnings*	Key Products	Billion-Dollar Brands
BEAUTY AND HEALTH	Beauty	30%	31%	Cosmetics, Deodorants, Feminine Care, Fine Fragrances, Hair Care, Personal Cleansing, Skin Care	Always, Head & Shoulders, Olay, Pantene, Wella
	Health Care	12%	13%	Oral Care, Personal Health Care, Pharmaceuticals	Actonel, Crest, Oral-B
HOUSEHOLD CARE	Fabric Care and Home Care	24%	25%	Fabric Care, Air Care, Dish Care, Surface Care	Ariel, Dawn, Downy, Gain, Tide
	Baby Care and Family Care	16%	13%	Diapers, Baby Wipes, Bath Tissue, Facial Tissue, Paper Towels	Bounty, Charmin, Pampers
	Snacks, Coffee and Pet Care	6%	4%	Coffee, Pet Food, Snacks	Folgers, Iams, Pringles
GILLETTE GBU	Blades and Razors	7%	11%	Men's and Women's Blades and Razors	Gillette, Mach3
	Duracell and Braun	5%	3%	Batteries, Electric Razors, Small Appliances	Braun, Duracell

* Percent of net sales and net earnings for the year ended June 30, 2007 (excluding results held in Corporate).

Beauty and Health

Beauty: We are a global market leader in beauty and compete in markets which comprise over $230 billion in global retail sales. We are the global market leader in hair care with approximately one-fourth of the global market share. We are also the global market leader in the feminine care category with over one-third of the global market share.

Health Care: We compete in oral care, pharmaceuticals and personal health. In oral care, there are several global competitors in the market and we have the number two share position. In pharmaceuticals and personal health, we have approximately one-third of the global bisphosphonates market for the treatment of osteoporosis under the Actonel brand. We are the market leader in nonprescription heartburn medications and in respiratory treatments behind Prilosec OTC and Vicks, respectively.

Household Care

Fabric Care and Home Care: This segment is comprised of a variety of products including laundry products, fabric conditioners, dish care, air fresheners and household cleaners. We generally have the number one or number two share position in the markets in which we compete and are the global market leader in fabric care, with over one-third of the global market share. Our global home care market share is over 20% across the categories in which we compete.

Baby Care and Family Care: In baby care, we compete primarily in diapers, training pants and baby wipes, with over one-third of the global market share. We are the number one or number two baby care competitor in most of the key markets in which we compete, primarily behind Pampers, the Company's largest brand, with annual net sales of approximately $7 billion. Our family care business is predominantly a North American business comprised primarily of the Bounty paper towel and Charmin toilet tissue brands, with U.S. market shares of over 40% and over 25%, respectively.

Snacks, Coffee and Pet Care: In snacks, we compete against both global and local competitors and have a global market share of over 10% in the potato chips market behind our Pringles brand. Our coffee business competes almost solely in North America, where we hold a leadership position with approximately one-third of the U.S. market, primarily behind our Folgers brand. In pet care, we compete in several markets around the globe, primarily in the premium pet care segment, behind the Iams and Eukanuba brands. The vast majority of our pet care business is in North America, where we have about a 12% share of the market.

Gillette GBU

The Gillette GBU was added on October 1, 2005, as a result of the acquisition of The Gillette Company. This GBU is comprised of the Blades and Razors and the Duracell and Braun reportable segments.

Blades and Razors: We hold leadership market share in the blades and razors market on a global basis and in almost all of the geographies in which we compete. Our global market share is over 70%, primarily behind Mach3, Fusion, Venus and the Gillette franchise.

Duracell and Braun: In the batteries category, we have approximately 45% of the global alkaline battery market share. We generally have the number one or number two market share position in the markets in which we compete behind the Duracell brand. Our Braun brand spans across electric razors and small electrical appliances. Our products are sold in a number of markets around the world, and we compete against both global and regional competitors.

FISCAL YEAR 2008 CHANGES TO GLOBAL BUSINESS UNIT STRUCTURE

We recently announced a number of changes to our organization structure and certain of our key leadership positions, which resulted in changes to our GBU and segment structure. Specifically, our new structure is comprised of three GBUs with a total of six reportable segments:

Global Business Units	*Reportable Segments*
Beauty	Beauty Grooming
Health and Well-Being	Health Care Snacks, Coffee and Pet Care
Household Care	Fabric Care and Home Care Baby Care and Family Care

The businesses that previously comprised the Gillette GBU will now be included within the Beauty and Household Care GBUs. As a result of these moves, the Duracell and Braun business will no longer comprise a separate reportable segment. The Braun business will be combined and managed with the Blades and Razors business to form the Grooming reportable segment within the Beauty GBU. The Grooming reportable segment will also include all shave prep products currently reported within the Beauty reportable segment. The Duracell business will be moved to our Household Care GBU and will be reported as part of our Fabric Care and Home Care reportable segment. Finally, our feminine care business, which was part of our Beauty GBU and reportable segment, will now be moved to our Health and Well-Being GBU and will be reported as part of the Health Care reportable segment.

These changes were effective as of July 1, 2007. They will be reflected in our segment reporting beginning in fiscal year 2008, at which time our historical segment reporting will also be restated to reflect the new structure. The GBU and segment discussion in MD&A and accompanying statements and footnotes reflect the organizational structure that existed through June 30, 2007.

GLOBAL OPERATIONS

Market Development Organization

Our MDO is responsible for developing go-to-market plans at the local level. The MDO includes dedicated retail customer, trade channel and country-specific teams. It is organized along seven geographic regions: North America, Western Europe, Northeast Asia, Central & Eastern Europe/Middle East/Africa, Latin America, ASEAN/Australia/India and Greater China. Throughout MD&A, we reference business results in developing markets, which we define as the aggregate of Central & Eastern Europe/Middle East/Africa, Latin America, ASEAN/Australia/India and Greater China, and developed markets, which are comprised of North America, Western Europe and Northeast Asia.

Global Business Services

The GBS organization is responsible for providing world-class solutions at a low cost and with minimal capital investment. GBS provides technology, processes and standard data tools to enable the GBUs and the MDO to better understand the business and better serve customers and consumers.

Strategic Focus

P&G is focused on strategies that we believe are right for the long-term health of the Company and will increase returns for our shareholders. The Company's annual financial targets through 2010 are:

- Organic sales growth of 4% to 6%. This is comprised of:
  - 3% to 5% pre-Gillette organic sales target, plus
  - 1% of growth acceleration through 2010 behind revenue synergies associated with the Gillette acquisition.
- Diluted net earnings per share (EPS) growth of 10% or better, excluding the net impact of Gillette dilution.
- Free cash flow productivity of 90% or greater (defined as the ratio of operating cash flow less capital expenditures to net earnings).

In order to achieve these targets, we focus on our core strengths of consumer understanding, branding, innovation, go-to-market capability and global scale and scope against the following growth areas:

- Grow our leading brands in our biggest markets and with our winning customers.
- Shift our portfolio mix to faster-growing businesses with higher gross margins that are less asset-intensive.
- Grow disproportionately in developing markets and with lower-income consumers.

Sustainability

To sustain consistent and reliable sales and earnings growth in line with our financial targets, we have identified four key enablers:

- ***Building a diversified and balanced portfolio consisting of foundation businesses and higher growth businesses.*** Foundation businesses include many of our established product categories, such as baby care and family care. These businesses provide a base for steady growth and strong operating cash flows. We are focused on building leadership market share in these categories through innovative products, offering our brands in more parts of the world and tailoring our products to meet the needs of more consumers (including lower-income consumers). Our foundation businesses are complemented with our portfolio of higher growth businesses, such as many of our beauty and health care businesses. These higher growth businesses generally have higher gross margins and lower capital requirements than the balance of the Company's portfolio and tend to have faster market growth rates than our foundation businesses. Over the past several years, we have increased the size of our higher growth business portfolio by growing base beauty and health care brands and through acquisitions, including Clairol in 2001, Wella in 2003 and Gillette in 2005.
- ***Investing in innovation and core P&G capabilities and strengths to enable us to reach more of the world's consumers with quality, affordable products.*** This includes expanding our presence in markets and reaching more consumers where we are underrepresented, including lower-income and value-conscious consumers.
- ***Leveraging the Company's organizational structure to drive clear focus, accountability and improved go-to-market capability.*** We have an organizational structure that works together to leverage our knowledge and scale at the global level with a deep understanding of the consumer and customer at the local level.
  - The GBU organizations leverage their consumer understanding to develop the overall strategy for our brands. They identify common consumer needs, develop new products and build our brands through effective marketing innovations. The GBU is focused on winning the "second moment of truth"—when the consumer uses the product and evaluates how well the product meets his or her expectations.

- The MDO develops go-to-market plans at the local level, leveraging their understanding of the local consumers and customers. The MDO is focused on winning the "first moment of truth"—when a consumer stands in front of the shelf and chooses a product from among many competitive offerings.
- Global Business Services operates as the "back office" for the GBUs and the MDO, providing cost-effective world-class technology, processes and standard data tools to better understand the business and better serve consumers and customers. GBS personnel, or highly efficient and effective third-party partners, provide these services.

- *Focusing relentlessly to improve costs and generate cash.* Each organization is evaluated on its ability to support the Company's financial goals and increase total shareholder return. This includes an evaluation of net sales growth, earnings growth, profit margin expansion and cash productivity. Our organizations are evaluated on their ability to generate cash, for example, by increasing capacity utilization and meeting capital spending targets or by reducing working capital required to run the business.

SUMMARY OF 2007 RESULTS

For the fiscal year ended June 30, 2007, we delivered our sixth consecutive year of sales growth and free cash flow productivity at or above our stated targets.

- Net sales increased 12% to $76.5 billion.
  - Organic sales, which exclude the impacts of acquisitions, divestitures and foreign exchange, increased 5%, in line with our post-Gillette organic sales growth target range of 4% to 6%.
  - Every reportable segment delivered year-on-year organic sales growth.
- Diluted net earnings per share increased 15% to $3.04.
  - Lower Gillette dilution in 2007 contributed approximately 4% to EPS growth.
- Cash flow from operating activities was $13.4 billion.
  - Free cash flow productivity was 101%, ahead of our 90% target.

FORWARD-LOOKING STATEMENTS

We discuss expectations regarding future performance, events and outcomes, such as our business outlook and objectives, in annual and quarterly reports, press releases and other written and oral communications. All such statements, except for historical and present factual information, are "forward-looking statements," and are based on financial data and our business plans available only as of the time the statements are made, which may become out-of-date or incomplete. We assume no obligation to update any forward-looking statements as a result of new information, future events or other factors. Forward-looking statements are inherently uncertain, and investors must recognize that events could be significantly different from our expectations.

Ability to Achieve Business Plans. We are a consumer products company and rely on continued demand for our brands and products. To achieve business goals, we must develop and sell products that appeal to consumers and retail trade customers. Our continued success is dependent on leading-edge innovation with respect to both products and operations and on the continued positive reputations of our brands. This means we must be able to obtain patents and respond to technological advances and patents granted to competition. Our success is also dependent on effective sales, advertising and marketing programs in an increasingly fragmented media environment. Our ability to innovate and execute in these areas will determine the extent to which we are able to grow existing sales and volume profitably, especially with respect to the product categories and geographic markets (including developing markets) in which we have chosen to focus. There are high levels of competitive activity in the environments in which we operate. To address these challenges, we must respond to competitive factors, including pricing, promotional incentives and trade terms. We must manage each of these factors, as well as maintain mutually beneficial relationships with our key customers, in order to effectively compete and achieve our business plans. Since our goals include a growth component tied to acquisitions, we must manage and integrate key acquisitions, such as the Gillette and Wella acquisitions, including achieving the cost and growth synergies in accordance with stated goals.

Cost Pressures. Our costs are subject to fluctuations, particularly due to changes in commodity prices, raw materials, cost of labor, foreign exchange and interest rates. Therefore, our success is dependent, in part, on our continued ability to manage these fluctuations through pricing actions, cost savings projects, sourcing decisions and certain hedging transactions. We also must manage our debt and currency exposure, especially in volatile countries. We need to maintain key manufacturing and supply arrangements, including sole supplier and sole manufacturing plant arrangements. We must implement, achieve and sustain cost improvement plans, including our outsourcing projects and those related to general overhead and workforce rationalization.

Global Economic Conditions. Economic changes, terrorist activity and political unrest may result in business interruption, inflation, deflation or decreased demand for our products. Our success will depend in part on our ability to manage continued global political and/or economic uncertainty, especially in our significant geographic markets, as well as any political or economic disruption due to terrorist and other hostile activities.

Regulatory Environment. Changes in laws, regulations and the related interpretations may alter the environment in which we do business. This includes changes in environmental, competitive and product-related laws, as well as changes in accounting standards and taxation requirements. Accordingly, our ability to manage regulatory, tax and legal matters (including product liability, patent and intellectual property matters, as well as those related to the integration of Gillette and its subsidiaries) and to resolve pending matters within current estimates may impact our results.

RESULTS OF OPERATIONS

Net Sales

Net sales increased 12% in 2007 to $76.5 billion. Sales were up behind 9% unit volume growth, including the impact of an extra three months of Gillette results in the current year. Organic volume, which excludes the impact of acquisitions and divestitures, increased 5%. Organic volume growth was broad-based, with 15 of our top 16 countries posting year-on-year growth. Developing regions continued to lead the growth with double-digit increases for the year. All reportable segments increased organic volume for the year except the Snacks, Coffee and Pet Care segment. Higher pricing, primarily in coffee and Health Care, contributed 1% to sales growth. Product mix had no net impact on sales as a more premium product mix driven by the additional three months of Gillette results in the current year was offset by the negative mix impact of disproportionate growth in developing markets, where the average unit sales price is lower than the Company average. Favorable foreign exchange contributed 2% to sales growth. Organic sales increased 5% versus the prior year with each reportable segment posting year-on-year growth.

NET SALES
(in billions of dollars)


05
$56.7
06
$68.2
07
$76.5

GEOGRAPHIC SALES SPLIT
(developing markets % of total sales)


05
23%
06
26%
07
27%

Net sales in 2006 were $68.2 billion, an increase of 20% versus the prior year including the impact of adding the Gillette business on October 1, 2005. Unit volume increased 19%, while organic volume increased 6%. Growth was broad-based across our top markets and on our top brands. Each region delivered organic volume growth, led by double-digit growth in developing regions. Every reportable segment delivered organic volume growth with all but one delivering mid-single digit or higher growth. Price increases taken across most of our business segments added 1% to sales growth. A more premium product mix, driven in part by the addition of the Gillette business, more than offset the mix impact of disproportionate growth in developing markets, resulting in a positive mix impact of 1% on sales growth. Foreign exchange had a negative 1% impact on sales growth. Organic sales increased 7% versus the prior year.

Operating Costs

Gross margin was 52.0% in 2007, an increase of 60-basis points versus the prior year. Higher commodity costs had a negative impact of approximately 60-basis points on gross margin. These were more than offset by scale leverage from organic volume growth, higher pricing and cost savings projects. The additional three months of the Gillette business in 2007, which has a higher gross margin than the base P&G business, drove additional gross margin improvement of approximately 30-basis points.

Gross margin was 51.4% in 2006, an increase of 50-basis points versus the prior year. Higher commodity costs had a negative impact of over 100-basis points on gross margin. These were largely offset by gross margin improvement on the base business (P&G excluding Gillette) behind organic volume growth, cost savings projects and price increases across nearly every business segment. The addition of the Gillette business drove the remaining gross margin improvement of approximately 80-basis points.

GROSS MARGIN PROGRESS
(% of sales)


05
50.9%
06
51.4%
07
52.0%

Total selling, general and administrative expense (SG&A) increased 11%, or $2.5 billion, in 2007. SG&A increased primarily due to the additional three months of Gillette in the current year and to support business growth, partially offset by overhead and media purchasing synergies from the Gillette integration. The additional three months of Gillette in the current year accounted for approximately $1.1 billion of the increase, including approximately $160 million of incremental acquisition-related expenses. The incremental acquisition-related expenses were comprised of three additional months of intangible asset amortization resulting from revaluing intangible assets in the opening balance sheet of the acquired Gillette business, costs to restructure the business post-acquisition and other integration-related expenses.

Comparisons as a percentage of net sales; Years ended June 30	2007	Basis Point Change	2006	Basis Point Change	2005
Gross margin	52.0%	60	51.4%	50	50.9%
Selling, general and administrative	31.8%	(20)	32.0%	(40)	32.4%
Operating margin	20.2%	80	19.4%	90	18.5%
Earnings before income taxes	19.2%	100	18.2%	60	17.6%
Net earnings	13.5%	80	12.7%	50	12.2%

SG&A as a percentage of net sales was 31.8% in 2007, an improvement of 20-basis points versus 2006. Overhead expenses as a percentage of net sales were down due to volume scale leverage, overhead cost control and synergies from the Gillette integration. Marketing spending as a percentage of net sales in 2007 was roughly in line with prior-year levels despite media purchasing synergies generated by the Gillette acquisition and a continued focus on marketing return-on-investment (ROI) programs.

SG&A in 2006 increased 19%, or $3.4 billion. The addition of Gillette drove approximately $3.1 billion of the increase, including approximately $570 million of acquisition-related expenses. The acquisition-related expenses included $352 million of intangible asset amortization resulting from revaluing intangible assets in the opening balance sheet of the acquired Gillette business. The balance of the acquisition-related expenses was due to incremental integration and overhead expenses such as legal and consulting fees, as well as costs related to the elimination of selling, general and administrative overlap between the two companies. SG&A as a percentage of net sales was 32.0% in 2006, down 40-basis points versus 2005. Overhead and marketing spending both increased on our base businesses, but were down as a percentage of net sales due to scale leverage from organic sales growth, a focus on cost control and initial synergy savings, including media purchasing synergies generated by the Gillette acquisition.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE
(% of net sales)


05
32.4%
06
32.0%
07
31.8%

Non-Operating Items

Non-operating items primarily include interest expense, divestiture gains and interest and investment income. Interest expense increased 17% in 2007 to $1.3 billion. In 2006, interest expense increased 34% to $1.1 billion. The increases in both 2007 and 2006 were primarily due to the financing costs associated with the debt issued to fund the publicly announced share repurchase program in conjunction with the acquisition of Gillette in October 2005. The repurchase program was completed in July 2006 with cumulative repurchases since the inception of the program of $20.1 billion. We repurchased $19.8 billion of P&G shares under the program through 2006 and the remaining $0.3 billion in 2007.

Other non-operating income increased $281 million in 2007 to $564 million primarily due to higher divestiture gains in the current year. Divestiture gains in 2007 included the gain on the sale of Pert in North America, Sure and several minor non-strategic Beauty brands. Divestiture gains in 2006 included the gain on the sale of Spinbrush. Other non-operating income in 2006 was down 18% versus 2005 to $283 million primarily due to the gain on the sale of our Juice business in 2005.

Our effective tax rate in 2007 was 29.7%, down 30-basis points versus 2006 primarily due to a more favorable country mix impact in the current period, partially offset by higher levels of reserve releases in the base period. The effective income tax rate in 2006 was down 60-basis points versus 2005 to 30.0% primarily due to an accrual in 2005 for estimated taxes in anticipation of repatriating special dividends from the Company's non-U.S. subsidiaries, pursuant to the American Jobs Creation Act of 2004 (see Note 10 to Consolidated Financial Statements), which increased the 2005 tax rate by 280-basis points. The year-on-year impact of this accrual was partially offset by a less favorable country mix impact in 2006 and the impact of reserve reversals related to tax uncertainties, which were lower in 2006 than in 2005. Adjustments for tax uncertainties are based on specific facts and circumstances in individual tax jurisdictions, including progress on tax audits, legal developments and closing of statutes of limitation.

Net Earnings

Net earnings in 2007 increased 19% to $10.3 billion behind sales growth, including the additional three months of Gillette results, and earnings margin expansion. Net earnings margin expanded 80-basis points primarily behind gross margin improvement. In 2006, net earnings increased 25% to $8.7 billion behind the addition of Gillette, sales growth on our base business and earnings margin expansion.

Diluted net earnings per share in 2007 increased 15% to $3.04 primarily behind earnings growth, partially offset by the impact of a net increase in the weighted average shares outstanding in 2007 versus 2006 resulting from the incremental shares issued in conjunction with the Gillette acquisition on October 1, 2005.

The Gillette acquisition had a negative impact on our earnings per share in 2007 and 2006 as a result of the increase in P&G common shares outstanding following the acquisition. When we acquired Gillette in October 2005, we exchanged 0.975 common shares of P&G stock for each share of Gillette stock. This increased the number of P&G common shares outstanding by 962 million shares. The negative impact of the incremental shares was partially offset by the addition of Gillette's earnings, cost and revenue synergies and by our share repurchase activity. In 2007, the dilutive impact of Gillette was approximately $0.10–$0.12 per share versus $0.20–$0.23 per share in 2006. This improvement, driven primarily by improved Gillette business unit results, higher Gillette synergies and the completion of our share repurchase program, contributed approximately 4% to our earnings per share growth in 2007.

Diluted net earnings per share in 2006 were $2.64, an increase of 4% versus the prior year. The impact of the Gillette acquisition reduced our earnings per share growth in 2006 by approximately 8%–9%.

DILUTED NET EARNINGS
(per common share)


05
$2.53
06
$2.64
07
$3.04

SEGMENT RESULTS

Results for the segments reflect information on the same basis we use for internal management reporting and performance evaluation. Within the Beauty and Health GBU, we provide data for the Beauty and the Health Care reportable segments. In the Household Care GBU, we provide data for the Fabric Care and Home Care, the Baby Care and Family Care and the Snacks, Coffee and Pet Care reportable segments. In the Gillette GBU, we provide data for the Blades and Razors and the Duracell and Braun reportable segments.

The results of these reportable business segments do not include certain non-business unit specific costs such as interest expense, investing activities and certain restructuring costs. These costs are reported in our Corporate segment and are discussed below as part of our Corporate segment discussion. Additionally, as described in Note 12 to the Consolidated Financial Statements, we have investments in certain companies over which we exert significant influence, but do not control the financial and operating decisions and, therefore, do not consolidate them ("unconsolidated entities"). Since certain of these investments are managed as integral parts of the Company's business units, they are accounted for as if they were consolidated subsidiaries for management and segment reporting purposes. This means pretax earnings in the business units include 100% of each pretax income statement component. In determining after-tax earnings in the business units, we eliminate the share of earnings applicable to other ownership interests, in a manner similar to minority interest, and apply the statutory tax rates. Eliminations to adjust each line item to U.S. GAAP are included in our Corporate segment.

Beauty and Health

BEAUTY

(in millions of dollars)	2007	Change vs. Prior Year*	2006*	Change vs. Prior Year*
Volume	n/a	+5%	n/a	+8%
Net sales	$22,981	+9%	$21,126	+7%
Net earnings	$ 3,492	+12%	$ 3,106	+13%

* Fiscal 2006 figures include results of Gillette personal care for the nine months ended June 30, 2006.

Beauty net sales increased 9% to $23.0 billion in 2007, behind 5% unit volume growth. Volume growth was driven by initiative activity across categories and continued expansion in developing regions, where volume increased double-digits. Prestige fragrances volume was up double-digits behind The One, Boss Selection and Boss Femme fragrance initiatives and the addition of Dolce & Gabbana. Skin care volume was up high-single digits behind the Olay Definity and Regenerist product initiatives. Feminine care volume was up high-single digits, led by double-digit growth in developing regions. Successful initiative activity in North America on the Always Clean and Fresh initiatives and product upgrades on Tampax Pearl more than offset the impact of strong competitive activity in Western Europe and Northeast Asia, resulting in a 1 point increase in our global feminine care market share. Hair care volume grew mid-single digits as a result of product initiatives on Pantene, Head & Shoulders and Herbal Essences and continued expansion in developing regions. Beauty sales benefited from a 1% positive mix impact primarily due to disproportionate growth in prestige fragrances, which has a higher than segment average unit selling price. Favorable foreign exchange contributed an additional 3% to sales. Organic sales were up 5%, including a negative 1% impact from the sales disruption in Asia resulting from the voluntary temporary suspension of SK-II shipments in China early in the fiscal year.

Net earnings increased 12% in 2007 to $3.5 billion behind sales growth and earnings margin improvement. Earnings margin increased 50-basis points primarily due to lower SG&A as a percentage of net sales and divestiture gains on several minor Beauty brands, partially offset by the negative mix impact from the SK-II disruption. SG&A improved as higher marketing spending as a percentage of net sales to support initiative activity was more than offset by lower overhead expenses as a percentage of net sales resulting from volume scale leverage and Gillette-related synergy savings.

Net Sales Change Drivers vs. Year Ago (2007 vs. 2006)	Volume with Acquisitions & Divestitures	Volume Excluding Acquisitions & Divestitures	Foreign Exchange	Price	Mix/Other	Net Sales Growth
BEAUTY AND HEALTH						
Beauty	5%	5%	3%	0%	1%	9%
Health Care	9%	4%	2%	2%	1%	14%
HOUSEHOLD CARE						
Fabric Care and Home Care	8%	8%	3%	0%	0%	11%
Baby Care and Family Care	5%	5%	2%	0%	-1%	6%
Snacks, Coffee and Pet Care	0%	0%	2%	1%	1%	4%
GILLETTE GBU						
Blades and Razors	n/a	n/a	n/a	n/a	n/a	n/a
Duracell and Braun	n/a	n/a	n/a	n/a	n/a	n/a
TOTAL COMPANY	9%	5%	2%	1%	0%	12%

Sales percentage changes are approximations based on quantitative formulas that are consistently applied.

Beauty net sales in 2006 increased 7% to $21.1 billion. Sales grew behind 8% unit volume growth, including a positive 2% impact from nine months of Gillette personal care results. Volume growth was driven by initiative activity and expansion of our brands in developing regions, where volume increased double-digits during the year. Skin care volume increased double-digits behind continued growth and initiative activity on the Olay brand. Hair care volume increased high-single digits behind growth on Pantene, Head & Shoulders and Rejoice. Feminine care volume grew high-single digits behind new product innovations on Always/Whisper and continued growth on Naturella. Cosmetics volume declined due to reduced Max Factor distribution and a base period on Cover Girl with significant initiative pipeline shipments. Foreign exchange had a negative 1% impact on sales growth. Net earnings increased 13% in 2006 to $3.1 billion behind sales growth and a 75-basis point net earnings margin expansion primarily driven by lower overhead expenses as a percentage of net sales. Margin improvements from scale benefits of volume growth and manufacturing cost savings initiatives offset higher commodity costs.

HEALTH CARE

(in millions of dollars)	2007	Change vs. Prior Year*	2006*	Change vs. Prior Year*
Volume	n/a	+9%	n/a	+26%
Net sales	$8,964	+14%	$7,852	+29%
Net earnings	$1,453	+25%	$1,167	+44%

* Fiscal 2006 figures include results of Gillette oral care for the nine months ended June 30, 2006.

Health Care net sales increased 14% in 2007 to $9.0 billion behind a 9% increase in unit volume. Sales and volume were up as a result of three additional months of Gillette oral care results in the current fiscal year and growth on the base P&G business. Health Care organic sales increased 6% on 4% organic volume growth. Oral care organic volume grew mid-single digits behind double-digit growth in developing regions, high-single digit growth on Oral-B and the launch of Crest Pro-Health toothpaste in North America. Pharmaceuticals and personal health volume increased low-single digits behind growth on Prilosec OTC, partially offset by lower volume on Actonel due to strong competitive activity in the osteoporosis market. Our U.S. market share on Prilosec OTC increased about 1 point during the year. Pricing, primarily in pharmaceuticals and personal health, contributed 2% to segment sales growth. A more premium product mix added an additional 1% to sales as disproportionate growth on Crest Pro-Health in North America more than offset the negative impact from higher relative growth in developing regions. Foreign exchange had a positive 2% impact on sales.

Net earnings grew 25% to $1.5 billion in 2007 behind organic sales growth, the additional three months of Gillette oral care results and earnings margin expansion. Earnings margin increased 135-basis points as lower product costs on our base business and lower SG&A as a percentage of net sales more than offset the negative mix impact from the additional three months of the Gillette oral care business in the current year. SG&A improved primarily due to lower overhead expenses as a percentage of net sales resulting from volume scale leverage, Gillette synergy savings and lower research and development costs in our pharmaceuticals business driven by further leveraging external R&D networks and higher clinical milestone payments in the base period.

Health Care net sales in 2006 increased 29% to $7.9 billion. Sales were up behind 26% unit volume growth, including nine months of Gillette oral care results. Organic sales grew 9% on 7% organic volume growth. Pharmaceuticals and personal health organic volume increased high-single digits behind double-digit growth on Prilosec OTC and Actonel. Prilosec OTC volume increased as a result of market share growth and a suppressed base period which included several months of shipment allocations. Oral care organic volume grew mid-single digits as a result of market share increases across the globe, especially in the U.S. and in Central and Eastern Europe. Price increases, primarily on Actonel and Prilosec OTC, added 2% to sales growth. Favorable product mix, driven largely by the addition of the Gillette oral care business, contributed 2% to sales growth. Foreign exchange had a negative 1% impact on sales growth. Net earnings increased 44% to $1.2 billion in 2006 behind sales growth and a 150-basis point earnings margin expansion. Net earnings margin expanded primarily due to lower overhead and marketing spending as a percentage of net sales.

Household Care

FABRIC CARE AND HOME CARE

(in millions of dollars)	2007	Change vs. Prior Year	2006	Change vs. Prior Year
Volume	n/a	+8%	n/a	+8%
Net sales	$18,971	+11%	$17,149	+9%
Net earnings	$ 2,793	+18%	$ 2,369	+11%

Fabric Care and Home Care net sales increased 11% in 2007 to $19.0 billion behind 8% unit volume growth. Volume growth was broad-based across regions with mid-single digit or higher increases in every region, led by double-digit growth in developing regions. Volume was up high-single digits in both fabric care and home care behind product initiatives such as Tide Simple Pleasures, Gain Joyful Expressions, Febreze Noticeables, upgrades on Swiffer and the launch of Fairy auto-dishwashing in Western Europe. Our market share in both fabric care and home care increased by about 1 point globally during the year. Favorable foreign exchange had a positive 3% impact on sales.

Net earnings were up 18% to $2.8 billion behind sales growth and a 90-basis point improvement in net earnings margin. Earnings margin improved behind higher gross margin and lower SG&A as a percentage of net sales. The gross margin improvement was driven by scale benefits of volume growth and cost savings projects that more than offset higher commodity costs. SG&A improved behind lower overhead expenses as a percentage of net sales resulting from volume scale leverage and Gillette synergy savings.

Fabric Care and Home Care net sales in 2006 increased 9% to $17.1 billion driven by an 8% increase in unit volume. Volume growth was broad-based, with high-single digit growth in fabric care and mid-single digit growth in home care. Volume growth was driven by approximately 1 point of market share expansion on both fabric care and home care behind product innovations such as Tide with Febreze, Gain Joyful Expressions, Bounce with Febreze, Bold Liquid Tabs, Dawn Direct Foam and Febreze Noticeables. Every region delivered mid-single digit or higher volume growth, led by double-digit growth in developing regions. Price increases, primarily in Latin America fabric care and North America dish care to offset rising commodity costs, added 2% to sales growth. Foreign exchange reduced sales by 1%. Net earnings increased 11% to $2.4 billion in 2006. Earnings margin improved by 35-basis points as volume scale leverage, price increases and cost savings initiatives more than offset commodity cost increases. Overhead and marketing spending increased year-on-year on an absolute basis, but were down slightly as a percentage of net sales.

BABY CARE AND FAMILY CARE

(In millions of dollars)	2007	Change vs. Prior Year	2006	Change vs. Prior Year
Volume	n/a	+5%	n/a	+3%
Net sales	$12,726	+6%	$11,972	+3%
Net earnings	$ 1,440	+11%	$ 1,299	+9%

Baby Care and Family Care net sales increased 6% in 2007 to $12.7 billion behind 5% unit volume growth. Baby care volume grew mid-single digits with developing regions up double-digits. In developed regions, baby care volume was up low-single digits as growth on Pampers Baby Stages of Development and Baby Dry Caterpillar Flex more than offset softness on Pampers in Western Europe and Luvs in North America from lower competitor pricing of both branded and private label products. Family care volume increased mid-single digits behind product performance upgrades on Bounty and continued growth on Bounty and Charmin Basic products. Disproportionate growth on baby care in developing regions and on the Basic tier products, which have a lower average selling price, led to a negative 1% mix impact. Favorable foreign exchange contributed 2% to sales growth.

Net earnings in Baby Care and Family Care increased 11% to $1.4 billion behind sales growth and a 50-basis point improvement in net earnings margin. Earnings margin increased as lower SG&A as a percentage of net sales more than offset a reduction in gross margin. Gross margin was down slightly as manufacturing cost savings and volume scale leverage were more than offset by the impact of higher pulp costs and a less profitable product mix. SG&A improved as a percentage of net sales due to lower overhead expenses from volume scale leverage and a reduction in marketing expenses as a percentage of net sales.

We have reached an agreement to sell our Western European family care business, which comprises approximately $650 million in segment net sales. The sale is subject to regulatory approval and is expected to close in the first half of fiscal 2008.

Baby Care and Family Care net sales were up 3% to $12.0 billion in 2006. Unit volume increased 3%, with organic volume up 4%. Baby care volume increased mid-single digits led by double-digit increases in developing regions. In developed regions, baby care volume declined slightly as growth on Pampers Baby Stages of Development and Kandoo was more than offset by softness on Baby Dry as well as on Luvs in North America, primarily due to pricing pressure from private label competitors. Family care organic volume grew mid-single digits, largely behind growth on the Bounty and Charmin Basic initiative. Price increases in North America baby care, coupled with a mid-year increase in North America family care, added 2% to sales growth. Disproportionate growth in mid-tier products and in developing regions, where average unit selling price is below the segment average, resulted in a negative 1% mix impact on segment sales. Foreign exchange also had a negative 1% impact on sales. Baby Care and Family Care net earnings increased 9% in 2006 to $1.3 billion behind sales growth and a 60-basis point earnings margin improvement. Scale benefits of volume growth and price increases more than offset the increase in commodity and energy costs. In addition, SG&A was down as a percentage of net sales due to reductions in both overhead and marketing spending as a percentage of net sales.

SNACKS, COFFEE AND PET CARE

(In millions of dollars)	2007	Change vs. Prior Year	2006	Change vs. Prior Year
Volume	n/a	+0%	n/a	+0%
Net sales	$4,537	+4%	$4,383	+2%
Net earnings	$ 477	+24%	$ 385	-13%

Snacks, Coffee and Pet Care net sales increased 4% in 2007 to $4.5 billion. Unit volume was in line with the prior year as growth in coffee was offset by a decline in pet care. Snacks volume was in line with the prior year. Coffee volume was up high-single digits primarily due to a low base period that included a reduction in the coffee business from Hurricane Katrina and current period volume from the launches of Folgers Simply Smooth and Gourmet Selections. Pet care volume was down mid-single digits versus the year-ago period due to strong competitive activity and the impacts of a voluntary recall. In March 2007, we voluntarily recalled certain Iams and Eukanuba wet pet foods to help ensure maximum pet safety following the discovery of contaminated materials at a pet food supplier. Price increases in coffee and favorable product mix from disproportionate coffee growth each had a positive 1% impact on sales. Foreign exchange had a positive 2% impact on sales.

Net earnings increased 24% to $477 million. Earnings increased behind sales growth and base period costs related to Hurricane Katrina, which more than offset a decline in the current year gross margin from the impacts of higher commodity costs and expenses associated with the pet food recall.

Snacks, Coffee and Pet Care net sales increased 2% to $4.4 billion in 2006. Unit volume was flat despite a high-single digit decline in our coffee volume caused by shipment disruptions following Hurricane Katrina in August 2005. Our primary coffee manufacturing and warehousing facilities, located in New Orleans, incurred significant disruption from Hurricane Katrina. We were unable to manufacture and ship at full capacity for several months in 2006, resulting in a temporary decline in our U.S. market share of approximately 2 points. Pet care volume declined slightly during the year due to strong competitive activity, particularly in North America and Western Europe. These declines were offset by mid-single digit growth in snacks behind Pringles. Price increases in coffee added 2% to sales growth. Earnings declined 13% to $385 million in 2006 as costs incurred during the fiscal year related to Hurricane Katrina, higher green coffee prices and lower pet care earnings more than offset the impact of pricing in coffee and earnings growth in snacks.

Gillette GBU

As disclosed in Note 2 to the Consolidated Financial Statements, we completed the acquisition of The Gillette Company on October 1, 2005. This acquisition resulted in two new reportable segments for the Company: the Blades and Razors and the Duracell and Braun reportable segments. The Gillette oral care and personal care businesses were subsumed within the existing Health Care and Beauty reportable segments, respectively.

Because the acquisition was completed In October 2005, there are no results for the two new reportable segments in the 2005 fiscal year period. In order to provide our investors with more insight into the results of the Blades and Razors and the Duracell and Braun reportable segments, we previously provided supplemental pro forma net sales and earnings data for these segments for each of the quarters in the year ended June 30, 2005, and for the quarter ended September 30, 2005 (as presented in our Form 8-K releases on October 4, 2005 and November 22, 2005). Management's discussion of the current year results of these two segments is in relation to the comparable prior year results including pro forma net sales and earnings for the July to September 2005 period and reported results for the October 2005 to June 2006 period. Management's discussion of the fiscal year 2006 results of these segments covers the nine-month post-acquisition period from October 1, 2005 to June 30, 2006, and is in relation to such comparable prior year pro forma net sales and earnings data. With respect to the earnings data, the analyses for both periods are based on earnings before income taxes. The previously disclosed Blades and Razors and Duracell and Braun pro forma information reconciled "Profit from Operations," the measure used by Gillette in its historical filings, to Earnings before Income Taxes, the comparable measure used by P&G. Gillette did not allocate income tax expense to its reportable segments.

BLADES AND RAZORS

(in millions of dollars)	2007	Change vs. Prior Year*	2006*	Change vs. Prior Year*
Volume	n/a	n/a	n/a	n/a
Net sales	$5,229	n/a	$3,499	n/a
Net earnings	$1,222	n/a	$ 781	n/a

* The Gillette business was acquired on October 1, 2005. Therefore, fiscal 2006 only includes results for the nine-month period that P&G owned the business.

Net sales in Blades and Razors increased 12% in 2007 to $5.2 billion versus 2006 full-year pro forma results. Sales increased primarily behind the continued expansion of the Fusion razor system and growth on Mach3 in countries where Fusion has not yet launched. Fusion was launched in North America in fiscal 2006 and expanded into other markets including Western Europe in fiscal 2007. Overall, volume/mix contributed 7% to sales growth while price increases taken across most shaving systems added 1%. Favorable foreign exchange had a positive 4% impact on sales.

Earnings before income taxes increased 14% in 2007 to $1.7 billion versus the comparable 2006 full-year pro forma results. Earnings growth was driven by sales growth and integration-driven synergy savings, partially offset by higher marketing investment behind Fusion and incremental acquisition-related charges. We incurred $63 million of incremental acquisition-related charges in the current fiscal year. The incremental acquisition-related charges are comprised of amortization charges from revaluing intangible assets in the opening balance sheet, partially offset by base period product costs related to revaluing Gillette's opening inventory balance. Amortization charges are higher in the current fiscal year due to the extra three months of Gillette post-acquisition results in the current period (amortization charges are not included in the pro forma results for the quarter ended September 30, 2005). Net earnings in 2007 were $1.2 billion.

In 2006, Blades and Razors net sales for the nine-month post-acquisition period increased 1% to $3.5 billion versus the comparable prior year period pro forma results, including a negative 1% foreign exchange impact. Mid-single digit sales growth in North America behind the launch of Fusion, coupled with double-digit growth in Latin America and Central & Eastern Europe, was largely offset by declines in Western Europe and Asia. Sales in Western Europe were negatively impacted by a base period which included the launch of M3Power as well as a current year period with significant retailer inventory reductions. In several developing markets in Asia, sales declined as a result of reduced distributor inventory levels following integration of Gillette into existing P&G distributors. Global consumption in blades and razors increased 5% during the year. Price increases contributed 2% to sales growth. Earnings before income taxes declined 13% to $1.1 billion, including $294 million of acquisition-related charges that negatively impacted earnings by 24% during the period. The acquisition-related charges included $277 million of increased amortization expense as a result of revaluing Gillette's intangible assets to fair market value. The balance of the charges were primarily due to higher product costs from revaluing opening inventory balances at fair value. Earnings were also impacted by an increase in marketing investment in 2006 behind the launch of Fusion in North America, offset by synergy savings from cost reductions and base period charges for severance and other exit charges associated with Gillette's Functional Excellence program, the European Manufacturing Realignment program and other asset write-downs. Net earnings were $781 million for the nine-month period after the acquisition closed on October 1, 2005.

DURACELL AND BRAUN

(in millions of dollars)	2007	Change vs. Prior Year*	2006*	Change vs. Prior Year*
Volume	n/a	n/a	n/a	n/a
Net sales	$4,031	n/a	$2,924	n/a
Net earnings	$ 394	n/a	$ 273	n/a

* The Gillette business was acquired on October 1, 2005. Therefore, fiscal 2006 only includes results for the nine-month period that P&G owned the business.

Net sales in Duracell and Braun increased 5% in 2007 to $4.0 billion versus 2006 full-year pro forma results. In Duracell, sales increased high-single digits globally driven by double-digit developing region growth from expanded distribution in high-frequency stores in Latin America. In developed regions, Duracell organic sales were up low-single digits as the impact of higher pricing was largely offset by market share declines resulting from high levels of competitive activity from both private label and branded competitors. Our global market share in batteries was down about 1 point for the year. In Braun, sales increased 3%. The impact of the launches of 360 Complete and Contour razors in North America and Pulsonic razors in Germany and Japan was largely offset by lower volume on household appliances in Europe and the divestiture of thermometer and blood pressure devices. Overall, volume/mix in the Duracell and Braun segment contributed 1% to sales growth and price increases in Duracell added an additional 1%. Favorable foreign exchange had a positive 3% impact.

Earnings before income taxes increased 6% in 2007 to $588 million versus 2006 full-year pro forma results. Earnings were up behind sales growth and lower year-on-year acquisition-related expenses, partially offset by higher overhead expenses resulting from the inclusion of Gillette into P&G's corporate overhead allocations systems in 2007 (this had no net impact on the Company's total overhead expense as the offsetting reductions are spread across the Beauty and Health and the Household Care GBUs). Acquisition-related charges were down $17 million primarily due to base period product costs related to revaluing Gillette opening inventory balances, which more than offset the impact of an additional three months of amortization charges in current year period from revaluing intangible assets in the opening balance sheet. Net earnings in 2007 were $394 million.

In 2006, net sales for Duracell and Braun were $2.9 billion for the nine-month post-acquisition period, in line with the comparable prior year period pro forma results, including a negative 2% foreign exchange impact. In the Duracell business, market share growth in North America and the impacts of price increases to compensate for rising commodity costs were offset by sales declines in Western Europe due to competitive activity. Braun sales increased low-single digits globally as double-digit growth in Central & Eastern Europe/Middle East/Africa and new product initiatives were largely offset by declines in Western Europe due to strong competitive activity and in North America due to a base period that included pipeline shipments for the Braun Activator launch. Earnings before income taxes increased 9% to $400 million in 2006, including acquisition-related charges of $60 million that negatively impacted earnings by 16% in the period. The acquisition-related charges primarily represented increased amortization expense of $39 million as a result of revaluing Gillette's intangible assets to fair market value. The balance of the charges were primarily due to increased product costs for revaluing opening inventory balances at fair value. Earnings growth was favorably impacted by base period charges for severance and other exit costs associated with Gillette's Functional Excellence program, including charges related to the shutdown of a manufacturing facility, as well as synergy savings from cost reductions. Net earnings were $273 million for the nine-month period after the acquisition closed on October 1, 2005.

Corporate

Corporate includes certain operating and non-operating activities not allocated to specific business units. These include: the incidental businesses managed at the corporate level, financing and investing activities, other general corporate items, the historical results of certain divested brands and categories, including certain Gillette brands that were divested as required by the regulatory authorities in relation to the Gillette acquisition, and certain restructuring-type activities to maintain a competitive cost structure, including manufacturing and workforce rationalization. Corporate also includes reconciling items to adjust the accounting policies used in the segments to U.S. GAAP. The most significant reconciling items include income taxes (to adjust from statutory rates that are reflected in the segments to the overall Company effective tax rate), adjustments for unconsolidated entities (to eliminate sales, cost of products sold and SG&A for entities that are consolidated in the segments but accounted for using the equity method for U.S. GAAP) and minority interest adjustments for subsidiaries where we do not have 100% ownership. Since both unconsolidated entities and less than 100% owned subsidiaries are managed as integral parts of the Company, they are accounted for similar to a wholly owned subsidiary for management and segment purposes. This means our segment results recognize 100% of each income statement component through before-tax earnings in the segments, with eliminations for unconsolidated entities in Corporate. In determining segment net earnings, we apply the statutory tax rates (with adjustments to arrive at the Company's effective tax rate in Corporate) and eliminate the share of earnings applicable to other ownership interests, in a manner similar to minority interest.

Corporate net sales primarily reflect the adjustment to eliminate the sales of unconsolidated entities included in business unit results. Corporate segment net earnings declined $235 million in 2007 primarily due to higher interest expenses and higher Gillette integration costs. Interest expense was up $185 million primarily due to the financing costs associated with the debt issued to fund the share repurchase program announced in conjunction with the Gillette acquisition. We expect ongoing corporate restructuring spending to increase to approximately $300–$400 million after-tax, versus our historical levels of $150–$200 million after-tax.

In 2006, net earnings in the Corporate segment declined by $286 million primarily due to an increase in net interest expense for debt to fund the share repurchase program and the gain on the sale of the Juice business in 2005.

FINANCIAL CONDITION

We believe our financial condition continues to be of high quality, as evidenced by our ability to generate substantial cash from operations and ready access to capital markets at competitive rates.

Operating cash flow provides the primary source of funds to finance operating needs and capital expenditures. Excess operating cash is used first to fund shareholder dividends. Other discretionary uses include share repurchases and "tack-on" acquisitions to complement our portfolio of brands and geographies. As necessary, we may supplement operating cash flow with debt to fund these activities. The overall cash position of the Company reflects our strong business results and a global cash management strategy that takes into account liquidity management, economic factors and tax considerations.

Operating Activities

Operating cash flow in 2007 increased 18% to $13.4 billion. Operating cash flow increased as a result of higher net earnings, including the benefit of an additional three months of Gillette in 2007. Net earnings, adjusted for non-cash items (primarily depreciation and amortization, share-based compensation and deferred income taxes) was partially offset by cash used to fund working capital. Working capital increased in 2007 primarily to support business growth. Accounts receivable increased by one day largely due to disproportionate growth in our Western European prestige fragrance business, which has longer payment terms than the balance of our business. Inventory increased during the year, primarily to support business growth. Accounts payable, accrued and other liabilities was a net use of cash as higher accounts payables, resulting from increased levels of marketing investments late in the fiscal year and extended payment terms on certain types of purchases, were more than offset by reduced tax accruals driven by the timing of tax payments.

Operating cash flow in 2006 was $11.4 billion compared to $8.7 billion in 2005, an increase of 31%. Operating cash flow increased behind higher net earnings, including the benefit of adding Gillette, and lower working capital as improvements in inventory and accounts payable more than offset an increase in accounts receivable.

Free Cash Flow. We view free cash flow as an important measure because it is one factor impacting the amount of cash available for dividends and discretionary investment. It is defined as operating cash flow less capital expenditures and is one of the measures used to evaluate senior management and determine their at-risk compensation. In 2007, free cash flow was $10.5 billion, compared to $8.7 billion in 2006. Free cash flow increased primarily as a result of higher operating cash flow. Capital expenditures were in line with the prior year at 3.9% of net sales. Free cash flow productivity, defined as the ratio of free cash flow to net earnings, was 101% in 2007, ahead of the Company's 90% target.

In 2006, free cash flow was $8.7 billion compared to $6.5 billion in 2005 as a result of higher operating cash flow. Free cash flow productivity was 100% of net earnings in 2006.

FREE CASH FLOW PRODUCTIVITY
(% of net earnings)


05
94%
06
100%
07
101%
Target 90%

Investing Activities

Net investing activities in 2007 used $2.5 billion of cash compared to $730 million of cash in the prior year. In the base year, investing cash activities benefited from cash balances received in the Gillette acquisition, representing Gillette's cash on hand as of the acquisition date. In addition, current year investing cash outflows increased as a result of higher capital expenditures and lower proceeds from asset sales.

Acquisitions. Acquisitions used $492 million of cash in 2007 for several minor transactions, primarily in Beauty and Health Care. Acquisitions were a net source of cash of $171 million during 2006, as $1.6 billion of cash balances received in the Gillette acquisition were partially offset by several minor acquisitions and the settlement of a major portion of the Wella Domination and Profit Transfer Agreement liability, which was initially created in June 2004 when we completed a Domination and Profit Transfer Agreement with Wella shareholders.

Capital Spending. We view capital spending efficiency as a critical component of our overall cash management strategy. Capital expenditures in 2007 were $2.9 billion, compared to $2.7 billion in 2006 and $2.2 billion in 2005. The increase in capital spending was driven by the addition of the Gillette business and to support business growth. Capital spending as a percentage of net sales was 3.9% in 2007, in line with the prior year level despite the impact of adding Gillette, which historically maintained higher levels of capital spending as a percentage of net sales than the average base P&G businesses.

CAPITAL SPENDING
(% of net sales)


05
3.8%
06
3.9%
07
3.9%

Proceeds from Asset Sales. Proceeds from asset sales in 2007 were $281 million primarily due to the divestitures of Pert in North America, Sure and several nonstrategic minor Beauty brands. In 2006, proceeds from asset sales were $882 million primarily due to the divestitures of Spinbrush, Rembrandt and Right Guard, all required by regulatory authorities in relation to the Gillette acquisition, and our Korean paper businesses.

Financing Activities

Dividend Payments. Our first discretionary use of cash is dividend payments. Dividends per common share increased 11% to $1.28 per share in 2007. This increase represents the 51st consecutive fiscal year the Company has increased its common share dividend. Total dividend payments to both common and preferred shareholders were $4.2 billion, $3.7 billion and $2.7 billion in 2007, 2006 and 2005, respectively.

DIVIDENDS
(per common share)


05
$1.03
06
$1.15
07
$1.28

Long-Term and Short-Term Debt. We maintain debt levels we consider appropriate after evaluating a number of factors, including cash flow expectations, cash requirements for ongoing operations, investment plans (including acquisitions and share repurchase activities) and the overall cost of capital. Total debt was $35.4 billion in 2007, $38.1 billion in 2006 and $24.3 billion in 2005. The decrease in debt in 2007 was primarily due to the utilization of operating cash flow to pay down existing balances. Debt increased in 2006 primarily due to additional debt used to finance the share repurchase program announced in conjunction with the Gillette acquisition.

Liquidity. Our primary source of liquidity is cash generated from operations. We believe internally generated cash flows adequately support business operations, capital expenditures and shareholder dividends, as well as a level of other discretionary cash uses (e.g., for minor acquisitions or share repurchases).

We are able to supplement our short-term liquidity, if necessary, with broad access to capital markets and three bank credit facilities. Broad access to financing includes commercial paper programs in multiple markets at favorable rates given our strong credit ratings (including separate U.S. dollar and Euro multi-currency programs).

We maintain three bank facilities: a $24 billion three-year facility expiring in July 2008, a $1.8 billion facility expiring in August 2010 and a $1 billion facility expiring in July 2009. The credit facilities are for general corporate purposes, including refinancing needs associated with the share buyback plan announced concurrently with the Company's acquisition of Gillette and to support our on-going commercial paper program. Beyond some residual refinancing requirements on the debt related to acquisition of Gillette, we anticipate that these facilities will remain largely undrawn beyond June 2008. We periodically change our facility structure to take advantage of more favorable financing rates and to support our longer term financing needs.

These credit facilities do not have cross-default or ratings triggers, nor do they have material adverse events clauses, except at the time of signing. While not considered material to the overall financial condition of the Company, there is a covenant in the $1 billion credit facility stating the ratio of net debt to earnings before interest expense, income taxes, depreciation and amortization cannot exceed 4.0 at the time of a draw on the facility. As of June 30, 2007, we are comfortably below this level, with a ratio of approximately 1.6.

In addition to these credit facilities, long-term borrowing available under our current shelf registration statement was $2.2 billion at June 30, 2007.

The Company's Moody's and Standard & Poor's (S&P) short-term credit ratings are P-1 and A-1+, respectively. Our Moody's and S&P long-term credit ratings are Aa3 with a negative outlook and AA- with a stable outlook, respectively.

Treasury Purchases. Total share repurchases in 2007 were $5.6 billion, of which $0.3 billion were made as part of our publicly announced share repurchase plan in connection with the Gillette acquisition. Total share repurchases in 2006 were $16.8 billion, nearly all of which were made as part of our publicly announced share repurchase plan. We completed the announced share buyback program in July 2006 and purchased a total of $20.1 billion of shares under this program. In fiscal years 2008 to 2010, we expect to repurchase $24–$30 billion of Company shares at a rate of $8–$10 billion per year.

Guarantees and Other Off-Balance Sheet Arrangements. We do not have guarantees or other off-balance sheet financing arrangements, including variable interest entities, that we believe could have a material impact on financial condition or liquidity.

Contractual Commitments. The table below provides information on our contractual commitments as of June 30, 2007.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

In preparing our financial statements in accordance with U.S. GAAP, there are certain accounting policies that are particularly important. These include revenue recognition, income taxes, certain employee benefits, acquisitions, and goodwill and intangible assets. We believe these accounting policies, and others set forth in Note 1 to the Consolidated Financial Statements, should be reviewed as they are integral to understanding the results of operations and financial condition of the Company. In the case of revenue recognition, these policies simply represent required accounting and there is minimal judgment or estimation involved. In other areas, they may represent a choice between acceptable accounting methods or may require substantial judgment or estimation in their application.

Due to the nature of our business, these estimates generally are not considered highly uncertain at the time of estimation, meaning they are not expected to result in changes that would materially affect our results of operations or financial condition in any given year.

The Company has discussed the selection of significant accounting policies and the effect of estimates with the Audit Committee of the Company's Board of Directors.

Revenue Recognition

Most of our revenue transactions represent sales of inventory, and we recognize revenue when title, ownership and risk of loss transfer to the customer, which can be on the date of shipment or the date of receipt by the customer. The revenue recorded is presented net of sales and other taxes we collect on behalf of governmental authorities and includes shipping and handling costs, which generally are included in the list price to the customer. A provision for payment discounts and product return allowances is recorded as a reduction of sales within the same period that the revenue is recognized. We offer sales incentives to customers and consumers through various programs, consisting primarily of customer pricing allowances, merchandising funds and consumer coupons. The cost of these programs is recognized as incurred and recorded as a reduction of sales. Given the nature of our business, revenue recognition practices do not contain estimates that materially affect results of operations.

Income Taxes

Our annual tax rate is determined based on our income, statutory tax rates and the tax impacts of items treated differently for tax purposes than for financial reporting purposes. Tax law requires certain items to be included in the tax return at different times than the items are reflected in the financial statements. Some of these differences are permanent, such as expenses that are not deductible in our tax return, and some differences are temporary, reversing over time, such as depreciation expense. These temporary differences create deferred tax assets and liabilities.

Deferred tax assets generally represent items that can be used as a tax deduction or credit in future years for which we have already recorded the tax benefit in our income statement. Deferred tax liabilities generally represent tax expense recognized in our financial statements for which payment has been deferred, or expenditures for which we have already taken a deduction in our tax return but have not yet been recognized in our financial statements.

Inherent in determining our annual tax rate are judgments regarding business plans, planning opportunities and expectations about future outcomes. Realization of certain deferred tax assets is dependent upon generating sufficient taxable income in the appropriate jurisdiction prior to the expiration of the carry-forward periods. Although realization is not assured, management believes it is more likely than not that our deferred tax assets, net of valuation allowances, will be realized.

CONTRACTUAL COMMITMENTS AS OF JUNE 30, 2007

(in millions of dollars)	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
RECORDED LIABILITIES					
Total debt	$34,854	$11,888	$ 7,555	$1,859	$13,552
Capital leases	628	229	116	85	198
OTHER					
Interest payments relating to long-term debt	13,131	1,272	1,782	1,444	8,633
Operating leases (1)	1,446	316	446	276	408
Minimum pension funding (2)	1,439	468	971	—	—
Purchase obligations (3)	4,421	1,360	1,548	853	660
TOTAL CONTRACTUAL COMMITMENTS	55,919	15,533	12,418	4,517	23,451

(1) Operating lease obligations are shown net of guaranteed sublease income.

(2) Represents future pension payments to comply with local funding requirements. The projected payments beyond fiscal year 2010 are not currently determinable.

(3) Primarily reflects future contractual payments under various take-or-pay arrangements entered into as part of the normal course of business. Commitments made under take-or-pay obligations represent future purchases in line with expected usage to obtain favorable pricing. Approximately 44% relates to service contracts for information technology, human resources management and facilities management activities that were outsourced in recent years. While the amounts listed represent contractual obligations, we do not believe it is likely that the full contractual amount would be paid if the underlying contracts were canceled prior to maturity. In such cases, we generally are able to negotiate new contracts or cancellation penalties, resulting in a reduced payment. The amounts do not include obligations related to other contractual purchase obligations that are not take-or-pay arrangements. Such contractual purchase obligations are primarily purchase orders at fair value that are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such purchase obligations will adversely affect our liquidity position.

Changes in existing tax laws, tax rates and their related interpretations may also affect our ability to successfully manage the impacts on taxes of regulatory matters around the world. We establish reserves for certain tax positions that management believes are supportable, but are potentially subject to successful challenge by the applicable taxing authority. We review these tax uncertainties in light of the changing facts and circumstances, such as the progress of tax audits, and adjust them when significant changes in risk warrant it. We have a number of audits in process in various jurisdictions. Although the resolution of these tax positions is uncertain, based on currently available information, we believe that the ultimate outcomes will not have a material adverse effect on our results of operations, financial condition or cash flows.

Our accounting represents management's best estimate of future events that can be appropriately reflected in the accounting estimates. Certain changes or future events, such as changes in tax legislation, geographic mix of earnings, completion of tax audits or earnings repatriation plans could have an impact on our estimates and effective tax rate.

Employee Benefits

We sponsor various post-employment benefits throughout the world. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefit (OPEB) plans, consisting primarily of health care and life insurance for retirees. For accounting purposes, the defined benefit and OPEB plans require assumptions to estimate the projected and accumulated benefit obligations, including the following variables: discount rate; expected salary increases; certain employee-related factors, such as turnover, retirement age and mortality; expected return on assets and health care cost trend rates. These and other assumptions affect the annual expense and obligations recognized for these plans. Our assumptions reflect our historical experiences and management's best judgment regarding future expectations. In accordance with U.S. GAAP, the net amount by which actual results differ from our assumptions is deferred. If this net deferred amount exceeds 10% of the greater of plan assets or liabilities, a portion of the deferred amount is included in expense for the following year. The cost or benefit of plan changes, such as increasing or decreasing benefits for prior employee service (prior service cost), is deferred and included in expense on a straight-line basis over the average remaining service period of the employees expected to receive benefits.

The expected return on plan assets assumption is important, since many of our defined benefit plans and our primary OPEB plan are funded. The process for setting the expected rates of return is described in Note 9 to the Consolidated Financial Statements. For 2007, the average return on assets assumption for pension plan assets and OPEB assets was 7.2% and 9.3%, respectively. A change in the rate of return of 0.5% for both pension and OPEB assets would impact annual benefit expense by less than $40 million after tax.

Since pension and OPEB liabilities are measured on a discounted basis, the discount rate is a significant assumption. Discount rates used for our U.S. defined benefit and OPEB plans are based on a yield curve constructed from a portfolio of high quality bonds for which the timing and amount of cash outflows approximate the estimated payouts of the plan. For our international plans, the discount rates are set by benchmarking against investment grade corporate bonds rated AA or better. The average discount rate on the defined benefit pension plans of 5.5% represents a weighted average of local rates in countries where such plans exist. A 0.5% change in the discount rate would impact annual after-tax benefit expense by less than $45 million. The rate on the OPEB plan of 6.3% reflects the higher interest rates generally applicable in the U.S., which is where a majority of the plan participants receive benefits. A 0.5% change in the discount rate would impact annual after-tax OPEB expense by less than $10 million.

Certain defined contribution pension and OPEB benefits in the U.S. are funded by the Employee Stock Ownership Plan (ESOP), as discussed in Note 9 to the Consolidated Financial Statements.

Acquisitions

We account for acquired businesses using the purchase method of accounting. Under the purchase method, our Consolidated Financial Statements reflect the operations of an acquired business starting from the completion of the acquisition. In addition, the assets acquired and liabilities assumed must be recorded at the date of acquisition at their respective estimated fair values, with any excess of the purchase price over the estimated fair values of the net assets acquired recorded as goodwill.

Significant judgment is required in estimating the fair value of intangible assets and in assigning their respective useful lives. Accordingly, we typically obtain the assistance of third-party valuation specialists for significant items. The fair value estimates are based on available historical information and on future expectations and assumptions deemed reasonable by management, but are inherently uncertain.

We typically use an income method to estimate the fair value of intangible assets, which is based on forecasts of the expected future cash flows attributable to the respective assets. Significant estimates and assumptions inherent in the valuations reflect a consideration of other marketplace participants, and include the amount and timing of future cash flows (including expected growth rates and profitability), the underlying product life cycles, economic barriers to entry, a brand's relative market position and the discount rate applied to the cash flows. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions.

Determining the useful life of an intangible asset also requires judgment. Certain brand intangibles are expected to have indefinite lives based on their history and our plans to continue to support and build the acquired brands. Other acquired brands are expected to have determinable useful lives. Our assessment as to brands that have an indefinite life and those that have a determinable life is based on a number of factors including competitive environment, market share, brand history, underlying product life cycles, operating plans and the macroeconomic environment of the countries in which the brands are sold. Our estimates of the useful lives of determinable-lived intangibles, primarily including brands, technologies and customer relationships, are primarily based on these same factors. All of our acquired technology and customer-related intangibles are expected to have determinable useful lives.

Other significant estimates associated with the accounting for acquisitions include exit costs. Provided certain criteria are met, exit costs related to acquired operations are treated as assumed liabilities. If those criteria are not met, the costs are treated as operating expenses of the combined company as incurred. Exit costs, consisting primarily of severance costs, facility closure and other exit costs related to redundant manufacturing, selling, general and administrative functions, are based upon plans that have been committed to by management but which are subject to refinement. Significant estimates and assumptions inherent in the calculation of exit costs relate to the number of employees that will be terminated, future costs to operate and eventually vacate duplicate facilities and costs to terminate agreements. These estimates and assumptions may change as we execute approved plans. Decreases to the estimated costs are generally recorded as an adjustment to goodwill. Increases to the estimates are generally recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses thereafter.

Goodwill and Intangible Assets

Acquired intangible assets may represent indefinite-lived assets (e.g., certain trademarks or brands), determinable-lived intangibles (e.g., patents and technologies) or residual goodwill. Of these, only the costs of determinable-lived intangibles are amortized to expense over their estimated life. The value of indefinite-lived intangible assets and residual goodwill is not amortized, but is tested at least annually for impairment. Our impairment testing for goodwill is performed separately from our impairment testing of indefinite-lived intangibles. We test goodwill for impairment, at least annually, by reviewing the book value compared to the fair value at the reportable unit level. We test individual indefinite-lived intangibles at least annually by reviewing the individual book values compared to the fair value. Considerable management judgment is necessary to evaluate the impact of operating and macroeconomic changes and to estimate future cash flows to measure fair value. Assumptions used in the Company's impairment evaluations, such as forecasted growth rates and cost of capital, are consistent with internal projections and operating plans. We believe such assumptions and estimates are also comparable to those that would be used by other market participants.

When certain events or changes in operating conditions occur, indefinite-lived intangible assets may be adjusted to a determinable life and an additional impairment assessment may be performed. We did not recognize any material impairment charges for goodwill or intangible assets during the years presented.

The recorded value of goodwill and intangible assets from recently acquired businesses are derived from more recent business operating plans and macroeconomic environmental conditions and therefore are more susceptible to an adverse change that could require an impairment charge. Indefinite-lived intangible assets totaled $27.0 billion at June 30, 2007, of which $23.9 billion represent recently acquired Gillette intangible assets. The Gillette indefinite-lived intangible assets were recorded at estimated fair values as of the acquisition date. Total goodwill is $56.6 billion at June 30, 2007, of which $35.3 billion results from the Gillette acquisition. Such goodwill reflects the residual amount from a purchase price allocation as of the acquisition date. Because the Gillette intangible and goodwill amounts represent current values as of the relatively recent acquisition date, such amounts are more susceptible to an impairment risk if business operating results or macroeconomic conditions deteriorate.

New Accounting Pronouncements

As more fully discussed in Notes 1 and 9 to the Consolidated Financial Statements, we adopted SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)," at June 30, 2007. SFAS 158 requires companies to recognize the over-funded and under-funded status of defined benefit pension and other postretirement plans as assets or liabilities on their balance sheets and to recognize previously unrecognized changes in that funded status, in the year in which changes occur, through other comprehensive income in shareholders' equity.

In July 2006, the FASB issued FASB Interpretation (FIN) 48, "Accounting for Uncertainty in Income Taxes." FIN 48 addresses the accounting and disclosure of uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We will adopt FIN 48 on July 1, 2007. We estimate that the adoption of FIN 48 will result in a net decrease to beginning retained earnings of approximately $200–$250 million, primarily related to the accrual of additional interest and penalties on unrecognized tax benefits.

No other new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the Consolidated Financial Statements.

OTHER INFORMATION

Hedging and Derivative Financial Instruments

As a multinational company with diverse product offerings, we are exposed to market risks such as changes in interest rates, currency exchange rates and commodity prices. To manage the volatility related to these exposures, we evaluate our exposures on a global basis to take advantage of the direct netting opportunities and of currency, interest rate and commodity correlations that exist within the portfolio. For the remaining exposures, we enter into various derivative transactions in accordance with the Company's hedging policies that are designed to partially, or entirely, offset changes in the underlying exposures being hedged. We do not hold or issue derivative financial instruments for speculative trading purposes. Note 6 to the Consolidated Financial Statements includes a detailed discussion of our accounting policies for financial instruments.

Derivative positions are monitored using techniques including market valuation, sensitivity analysis and value-at-risk modeling. The tests for interest rate, currency rate and commodity price exposures discussed below are based on the CorporateManager™ value-at-risk model using a one-year horizon and a 95% confidence level. The model incorporates the impact of correlation (the degree to which exposures move together over time) and diversification (from holding multiple currency, commodity and interest rate instruments) and assumes that financial returns are normally distributed. Estimates of volatility and correlations of market factors are drawn from the RiskMetrics™ dataset as of June 30, 2007. In cases where data is unavailable in RiskMetrics™, a reasonable proxy is included.

Our market risk exposures relative to interest rates, currency rates and commodity prices, as discussed below, have not changed materially versus the previous reporting period. In addition, we are not aware of any facts or circumstances that would significantly impact such exposures in the near term.

Interest Rate Exposure. Interest rate swaps are used to hedge exposures to interest rate movement on underlying debt obligations. Certain interest rate swaps denominated in foreign currencies are designated to hedge exposures to currency exchange rate movements on our investments in foreign operations. These currency interest rate swaps are designated as hedges of the Company's foreign net investments.

Based on our overall interest rate exposure as of and during the year ended June 30, 2007, including derivative and other instruments sensitive to interest rates, we believe a near-term change in interest rates, at a 95% confidence level based on historical interest rate movements, would not materially affect our financial statements.

Currency Rate Exposure. Because we manufacture and sell products in a number of countries throughout the world, we are exposed to the impact on revenue and expenses of movements in currency exchange rates. The primary purpose of our currency hedging activities is to reduce the risk that our financial position will be adversely affected by short-term changes in exchange rates. Corporate policy prescribes the range of allowable hedging activity. We primarily use forward contracts and options with maturities of less than 18 months.

In addition, we enter into certain currency swaps with maturities of up to five years to hedge our exposure to exchange rate movements on intercompany financing transactions. We also use purchased currency options with maturities of generally less than 18 months and forward contracts to hedge against the effect of exchange rate fluctuations on intercompany royalties and to offset a portion of the effect of exchange rate fluctuations on income from international operations.

Based on our overall currency rate exposure as of and during the year ended June 30, 2007, we believe, at a 95% confidence level based on historical currency rate movements, the impact of a near-term change in currency rates on derivative and other instruments would not materially affect our financial statements.

Commodity Price Exposure. We use raw materials that are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. In addition to fixed price contracts, we use futures, options and swap contracts to manage the volatility related to the above exposures. The impact of commodity hedging activity is not considered material to our financial statements.

Measures Not Defined By U.S. GAAP

Our discussion of financial results includes several "non-GAAP" financial measures. We believe these measures provide our investors with additional information about our underlying results and trends, as well as insight to some of the metrics used to evaluate management. When used in MD&A, we have provided the comparable GAAP measure in the discussion. These measures include:

Organic Sales Growth. Organic sales growth measures sales growth excluding the impacts of foreign exchange, acquisitions and divestitures from year-over-year comparisons. The Company believes this provides investors with a more complete understanding of underlying results and trends by providing sales growth on a consistent basis.

The following table provides a numerical reconciliation of organic sales growth to reported net sales growth for fiscal 2007:

	Total Company	Beauty	Health Care	Fabric Care and Home Care	Baby Care and Family Care	Blades and Razors
Reported net sales growth	12%	9%	14%	11%	6%	49%
Less: Acquisitions & divestitures impact	-5%	-1%	-6%	0%	0%	-37%
Less: Foreign exchange impact	-2%	-3%	-2%	-3%	-2%	-4%
ORGANIC SALES GROWTH	5%	5%	6%	8%	4%	8%

The following table provides a numerical reconciliation of organic sales growth to reported net sales growth for fiscal 2006:

	Total Company	Health Care
Reported net sales growth	20%	29%
Less: Acquisitions & divestitures impact	-14%	-21%
Less: Foreign exchange impact	1%	1%
ORGANIC SALES GROWTH	7%	9%

Free Cash Flow. Free cash flow is defined as operating cash flow less capital spending. The Company views free cash flow as an important measure because it is one factor in determining the amount of cash available for dividends and discretionary investment. Free cash flow is also one of the measures used to evaluate senior management and is a factor in determining their at-risk compensation.

Free Cash Flow Productivity. Free cash flow productivity is defined as the ratio of free cash flow to net earnings. The Company's target is to generate free cash flow at or above 90% of net earnings. Free cash flow productivity is one of the measures used to evaluate senior management and is a factor in determining their at-risk compensation.

The following table provides a numerical reconciliation of free cash flow:

	Operating Cash Flow	Capital Spending	Free Cash Flow	Net Earnings	Free Cash Flow Productivity
2007	**$13,435**	**$(2,945)**	**$10,490**	**$10,340**	**101%**
2006	11,375	(2,667)	8,708	8,684	100%

Consolidated Statements of Earnings

Amounts in millions except per share amounts; Years ended June 30	2007	2006	2005
NET SALES	$76,476	$68,222	$56,741
Cost of products sold	36,686	33,125	27,872
Selling, general and administrative expense	24,340	21,848	18,400
OPERATING INCOME	15,450	13,249	10,469
Interest expense	1,304	1,119	834
Other non-operating income, net	564	283	346
EARNINGS BEFORE INCOME TAXES	14,710	12,413	9,981
Income taxes	4,370	3,729	3,058
NET EARNINGS	$10,340	$ 8,684	$ 6,923
BASIC NET EARNINGS PER COMMON SHARE	$ 3.22	$ 2.79	$ 2.70
DILUTED NET EARNINGS PER COMMON SHARE	$ 3.04	$ 2.64	$ 2.53
DIVIDENDS PER COMMON SHARE	$ 1.28	$ 1.15	$ 1.03

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
Assets

Amounts in millions; June 30	2007	2006
CURRENT ASSETS		
Cash and cash equivalents	$ 5,354	$ 6,693
Investment securities	202	1,133
Accounts receivable	6,629	5,725
Inventories		
Materials and supplies	1,590	1,537
Work in process	444	623
Finished goods	4,785	4,131
Total inventories	6,819	6,291
Deferred income taxes	1,727	1,611
Prepaid expenses and other current assets	3,300	2,876
TOTAL CURRENT ASSETS	24,031	24,329
PROPERTY, PLANT AND EQUIPMENT		
Buildings	6,380	5,871
Machinery and equipment	27,492	25,140
Land	849	870
	34,721	31,881
Accumulated depreciation	(15,181)	(13,111)
NET PROPERTY, PLANT AND EQUIPMENT	19,540	18,770
GOODWILL AND OTHER INTANGIBLE ASSETS		
Goodwill	56,552	55,306
Trademarks and other intangible assets, net	33,626	33,721
NET GOODWILL AND OTHER INTANGIBLE ASSETS	90,178	89,027
OTHER NONCURRENT ASSETS	4,265	3,569
TOTAL ASSETS	$138,014	$135,695

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

Liabilities and Shareholders' Equity

Amounts in millions; June 30	2007	2006
CURRENT LIABILITIES		
Accounts payable	$ 5,710	$ 4,910
Accrued and other liabilities	9,586	9,587
Taxes payable	3,382	3,360
Debt due within one year	12,039	2,128
TOTAL CURRENT LIABILITIES	30,717	19,985
LONG-TERM DEBT	23,375	35,976
DEFERRED INCOME TAXES	12,015	12,354
OTHER NONCURRENT LIABILITIES	5,147	4,472
TOTAL LIABILITIES	71,254	72,787
SHAREHOLDERS' EQUITY		
Convertible Class A preferred stock, stated value $1 per share (600 shares authorized)	1,406	1,451
Non-Voting Class B preferred stock, stated value $1 per share (200 shares authorized)	—	—
Common stock, stated value $1 per share (10,000 shares authorized; issued: 2007–3,989.7, 2006–3,975.8)	3,990	3,976
Additional paid-in capital	59,030	57,856
Reserve for ESOP debt retirement	(1,308)	(1,288)
Accumulated other comprehensive income	617	(518)
Treasury stock, at cost (shares held: 2007–857.8, 2006–797.0)	(38,772)	(34,235)
Retained earnings	41,797	35,666
TOTAL SHAREHOLDERS' EQUITY	66,760	62,908
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$138,014	$135,695

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

Dollars in millions/Shares in thousands	Common Shares Outstanding	Common Stock	Preferred Stock	Additional Paid-In Capital	Reserve for ESOP Debt Retirement	Accumulated Other Comprehensive Income	Treasury Stock	Retained Earnings	Total	Total Comprehensive Income
BALANCE JUNE 30, 2004	2,543,838	$2,976	$1,526	$ 2,454	$(1,283)	$(1,545)	$(12,925)	$26,987	$ 18,190	
Net earnings								6,923	6,923	$ 6,923
Other comprehensive income:										
Financial statement translation						118			118	118
Net investment hedges, net of $81 tax						135			135	135
Other, net of tax benefits						(274)			(274)	(274)
Total comprehensive income										$ 6,902
Dividends to shareholders:										
Common								(2,595)	(2,595)	
Preferred, net of tax benefits								(136)	(136)	
Treasury purchases	(93,308)						(5,026)		(5,026)	
Employee plan issuances	17,524	1		569			721	(175)	1,116	
Preferred stock conversions	4,880		(43)	7			36		—	
Change in ESOP debt reserve					24				24	
BALANCE JUNE 30, 2005	2,472,934	2,977	1,483	3,030	(1,259)	(1,566)	(17,194)	31,004	18,475	
Net earnings								8,684	8,684	$ 8,684
Other comprehensive income:										
Financial statement translation						1,316			1,316	1,316
Net investment hedges, net of $472 tax						(786)			(786)	(786)
Other, net of tax benefits						518			518	518
Total comprehensive income										$ 9,732
Dividends to shareholders:										
Common								(3,555)	(3,555)	
Preferred, net of tax benefits								(148)	(148)	
Treasury purchases	(297,132)			(9)			(16,821)		(16,830)	
Employee plan issuances	36,763	16		1,308			887	(319)	1,892	
Preferred stock conversions	3,788		(32)	5			27		—	
Gillette acquisition	962,488	983		53,522			(1,134)		53,371	
Change in ESOP debt reserve					(29)				(29)	
BALANCE JUNE 30, 2006	3,178,841	3,976	1,451	57,856	(1,288)	(518)	(34,235)	35,666	62,908	
Net earnings								**10,340**	**10,340**	**$10,340**
Other comprehensive income:										
Financial statement translation						**2,419**			**2,419**	**2,419**
Net investment hedges, net of $488 tax						**(835)**			**(835)**	**(835)**
Other, net of tax benefits						**(116)**			**(116)**	**(116)**
Total comprehensive income										**$11,808**
Adjustment to initially apply SFAS 158, net of tax						**(333)**			**(333)**	
Dividends to shareholders:										
Common								**(4,048)**	**(4,048)**	
Preferred, net of tax benefits								**(161)**	**(161)**	
Treasury purchases	**(89,829)**						**(5,578)**		**(5,578)**	
Employee plan issuances	**37,824**	**14**		**1,167**			**1,003**		**2,184**	
Preferred stock conversions	**5,110**		**(45)**	**7**			**38**		**—**	
Change in ESOP debt reserve					**(20)**				**(20)**	
BALANCE JUNE 30, 2007	**3,131,946**	**$3,990**	**$1,406**	**$59,030**	**$(1,308)**	**$ 617**	**$(38,772)**	**$41,797**	**$ 66,760**	

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Amounts in millions; Years ended June 30	2007	2006	2005
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**$ 6,693**	$ 6,389	$ 4,232
OPERATING ACTIVITIES			
Net earnings	**10,340**	8,684	6,923
Depreciation and amortization	**3,130**	2,627	1,884
Share-based compensation expense	**668**	585	524
Deferred income taxes	**253**	(112)	564
Change in accounts receivable	**(729)**	(524)	(86)
Change in inventories	**(389)**	383	(644)
Change in accounts payable, accrued and other liabilities	**(273)**	230	(101)
Change in other operating assets and liabilities	**(157)**	(508)	(498)
Other	**592**	10	113
TOTAL OPERATING ACTIVITIES	**13,435**	11,375	8,679
INVESTING ACTIVITIES			
Capital expenditures	**(2,945)**	(2,667)	(2,181)
Proceeds from asset sales	**281**	882	517
Acquisitions, net of cash acquired	**(492)**	171	(572)
Change in investment securities	**673**	884	(100)
TOTAL INVESTING ACTIVITIES	**(2,483)**	(730)	(2,336)
FINANCING ACTIVITIES			
Dividends to shareholders	**(4,209)**	(3,703)	(2,731)
Change in short-term debt	**8,981**	(8,627)	2,016
Additions to long-term debt	**4,758**	22,545	3,108
Reductions of long-term debt	**(17,929)**	(5,282)	(2,013)
Impact of stock options and other	**1,499**	1,319	521
Treasury purchases	**(5,578)**	(16,830)	(5,026)
TOTAL FINANCING ACTIVITIES	**(12,478)**	(10,578)	(4,125)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**187**	237	(61)
CHANGE IN CASH AND CASH EQUIVALENTS	**(1,339)**	304	2,157
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 5,354**	$ 6,693	$ 6,389

SUPPLEMENTAL DISCLOSURE			
Cash payments for:			
Interest	**$ 1,330**	$ 1,045	$ 783
Income taxes	**4,116**	2,869	2,644
Assets acquired through noncash capital leases	**41**	363	68
Gillette acquisition funded by share issuance	**—**	53,371	—

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Procter & Gamble Company's (the "Company," "we" or "us") business is focused on providing branded consumer goods products of superior quality and value. Our products are sold in more than 180 countries primarily through retail operations including mass merchandisers, grocery stores, membership club stores, drug stores and high-frequency stores. We have on-the-ground operations in over 80 countries.

Basis of Presentation

The Consolidated Financial Statements include The Procter & Gamble Company and its controlled subsidiaries. Intercompany transactions are eliminated.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying disclosures. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Estimates are used in accounting for, among other items, consumer and trade promotion accruals, pensions, post-employment benefits, stock options, valuation of acquired intangible assets, useful lives for depreciation and amortization, future cash flows associated with impairment testing for goodwill, indefinite-lived intangible assets and long-lived assets, deferred tax assets, potential income tax assessments and contingencies. Actual results may ultimately differ from estimates, although management does not believe such differences would materially affect the financial statements in any individual year.

Revenue Recognition

Sales are recognized when revenue is realized or realizable and has been earned. Most revenue transactions represent sales of inventory. The revenue recorded is presented net of sales and other taxes we collect on behalf of governmental authorities and includes shipping and handling costs, which generally are included in the list price to the customer. Our policy is to recognize revenue when title to the product, ownership and risk of loss transfer to the customer, which can be on the date of shipment or the date of receipt by the customer. A provision for payment discounts and product return allowances is recorded as a reduction of sales in the same period that the revenue is recognized.

Trade promotions, consisting primarily of customer pricing allowances, merchandising funds and consumer coupons, are offered through various programs to customers and consumers. Sales are recorded net of trade promotion spending, which is recognized as incurred, generally at the time of the sale. Most of these arrangements have terms of approximately one year. Accruals for expected payouts under these programs are included as accrued marketing and promotion in the accrued and other liabilities line item in the Consolidated Balance Sheets.

Cost of Products Sold

Cost of products sold is primarily comprised of direct materials and supplies consumed in the manufacture of product, as well as manufacturing labor, depreciation expense and direct overhead expense necessary to acquire and convert the purchased materials and supplies into finished product. Cost of products sold also includes the cost to distribute products to customers, inbound freight costs, internal transfer costs, warehousing costs and other shipping and handling activity.

Selling, General and Administrative Expense

Selling, general and administrative (SG&A) expense is primarily comprised of marketing expenses, selling expenses, research and development costs, administrative and other indirect overhead costs, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Research and development costs are charged to expense as incurred and were $2,112 in 2007, $2,075 in 2006, and $1,940 in 2005. Advertising costs, charged to expense as incurred, include worldwide television, print, radio, Internet and in-store advertising expenses and were $7,937 in 2007, $7,122 in 2006, and $5,929 in 2005. The composition of amounts included in advertising costs have been changed for the current and historical periods to reflect evolving advertising strategies. Non-advertising related components of the Company's total marketing spending include costs associated with consumer promotions, product sampling and sales aids, all of which are included in SG&A expense, as well as coupons and customer trade funds, which are recorded as reductions to net sales.

Other Non-Operating Income, Net

Other non-operating income, net primarily includes divestiture gains and interest and investment income.

Currency Translation

Financial statements of operating subsidiaries outside the United States of America (U.S.) generally are measured using the local currency as the functional currency. Adjustments to translate those statements into U.S. dollars are recorded in other comprehensive income. Currency translation adjustments in accumulated other comprehensive income were gains of $2,941 and $522 at June 30, 2007 and 2006, respectively. For subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency. Remeasurement adjustments for financial statements in highly inflationary economies and other transactional exchange gains and losses are reflected in earnings.

Cash Flow Presentation

The Statement of Cash Flows is prepared using the indirect method, which reconciles net earnings to cash flow from operating activities. These adjustments include the removal of timing differences between the occurrence of operating receipts and payments and their recognition in net earnings. The adjustments also remove cash flows from operating activities arising from investing and financing activities, which are presented separately from operating activities. Cash flows from foreign currency transactions and operations are translated at an average exchange rate for the period. Cash flows from hedging activities are

Millions of dollars except per share amounts or as otherwise specified.

included in the same category as the items being hedged. Cash flows from derivative instruments designated as net investment hedges are classified as financing activities. Cash flows from other derivative instruments used to manage interest, commodity or currency exposures are classified as operating activities.

Cash Equivalents
Highly liquid investments with remaining stated maturities of three months or less when purchased are considered cash equivalents and recorded at cost.

Investments
Investment securities consist of auction rate securities that approximate fair value, readily marketable debt and equity securities that are classified as trading with unrealized gains or losses charged to earnings, and available-for-sale securities with unrealized gains or losses charged to shareholders' equity.

Investments in certain companies over which we exert significant influence, but do not control the financial and operating decisions, are accounted for as equity method investments. Other investments that are not controlled, and over which we do not have the ability to exercise significant influence, are accounted for under the cost method and are included in other noncurrent assets.

Inventory Valuation
Inventories are valued at the lower of cost or market value. Product-related inventories are primarily maintained on the first-in, first-out method. Minor amounts of product inventories, including certain cosmetics and commodities, are maintained on the last-in, first-out method. The cost of spare part inventories is maintained using the average cost method.

Property, Plant and Equipment
Property, plant and equipment is recorded at cost reduced by accumulated depreciation. Depreciation expense is recognized over the assets' estimated useful lives using the straight-line method. Machinery and equipment includes office furniture and fixtures (15-year life), computer equipment and capitalized software (3- to 5-year lives) and manufacturing equipment (3- to 20-year lives). Buildings are depreciated over an estimated useful life of 40 years. Estimated useful lives are periodically reviewed and, when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Goodwill and Other Intangible Assets
We have a number of acquired brands that have been determined to have indefinite lives due to the nature of our business. We evaluate a number of factors to determine whether an indefinite life is appropriate, including the competitive environment, market share, brand history, product life cycles, operating plans and the macroeconomic environment of the countries in which the brands are sold. When certain events or changes in operating conditions occur, an impairment assessment is performed and indefinite-lived brands may be adjusted to a determinable life.

Goodwill and indefinite-lived brands are not amortized, but are evaluated annually for impairment or when indicators of a potential impairment are present. Our impairment testing of goodwill is performed separately from our impairment testing of individual indefinite-lived intangibles. The annual evaluation for impairment of goodwill and indefinite-lived intangibles is based on valuation models that incorporate internal projections of expected future cash flows and operating plans.

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed, either on a straight-line or accelerated basis over the estimated periods benefited. Patents, technology and other intangibles with contractual terms are generally amortized over their respective legal or contractual lives. Customer relationships and other noncontractual intangible assets with determinable lives are amortized over periods generally ranging from 5 to 40 years. When certain events or changes in operating conditions occur, an impairment assessment is performed and lives of intangible assets with determinable lives may be adjusted.

Fair Values of Financial Instruments
Certain financial instruments are required to be recorded at fair value. The estimated fair values of such financial instruments (including certain debt instruments, investment securities and derivatives) have been determined using market information and valuation methodologies, primarily discounted cash flow analysis. Changes in assumptions or estimation methods could affect the fair value estimates. However, we do not believe any such changes would have a material impact on our financial condition or results of operations. Other financial instruments, including cash equivalents, other investments and short-term debt, are recorded at cost, which approximates fair value. The fair values of long-term debt and derivative instruments are disclosed in Note 5 and Note 6, respectively.

New Accounting Pronouncements and Policies
Other than as described below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the Consolidated Financial Statements.

ADOPTION OF SFAS 158, "EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS, AN AMENDMENT OF FASB STATEMENTS NO. 87, 88, 106, AND 132(R)"
In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS 158 requires companies to recognize the over-funded and under-funded status of defined benefit pension and other postretirement plans as assets or liabilities on their balance sheets. In addition, changes in the funded status must be recognized through other comprehensive income in shareholders' equity in the year in which the changes occur. We adopted SFAS 158 on June 30, 2007. In accordance with the transition rules in SFAS 158, this standard is being adopted on a prospective basis. The adoption of SFAS 158 resulted in an adjustment to our balance sheet, but had no impact on our net earnings or cash flow, nor did it impact any debt covenants.

Millions of dollars except per share amounts or as otherwise specified.

SFAS 158 had no impact on our measurement date, which continues to be as of our fiscal year end. Refer to Note 9 for additional information regarding our pension and postretirement plans.

The following table reflects the effect of the adoption of SFAS 158 on our Consolidated Balance Sheets:

June 30, 2007	Before Application of SFAS 158	SFAS 158 Adjustments	After Application of SFAS 158
Other noncurrent assets	$ 4,432	$(167)	$ 4,265
TOTAL ASSETS	138,181	(167)	138,014
Deferred income taxes	12,214	(199)	12,015
Other noncurrent liabilities	4,782	365	5,147
TOTAL LIABILITIES	71,088	166	71,254
Accumulated other comprehensive income	950	(333)	617
TOTAL SHAREHOLDERS' EQUITY	67,093	(333)	66,760
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	138,181	(167)	138,014

FASB INTERPRETATION 48, "ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES"

In July 2006, the FASB issued FASB Interpretation (FIN) 48, "Accounting for Uncertainty in Income Taxes." FIN 48 addresses the accounting and disclosure of uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We will adopt FIN 48 on July 1, 2007. We estimate that the adoption of FIN 48 will result in a net decrease to beginning retained earnings of approximately $200–$250, primarily related to the accrual of additional interest and penalties on unrecognized tax benefits.

NOTE 2
ACQUISITIONS

Gillette Acquisition

On October 1, 2005, we completed our acquisition of The Gillette Company. Pursuant to the acquisition agreement, which provided for the exchange of 0.975 shares of The Procter & Gamble Company common stock, on a tax-free basis, for each share of The Gillette Company, we issued 962 million shares of The Procter & Gamble Company common stock. The value of these shares was determined using the average Company stock prices beginning two days before and ending two days after January 28, 2005, the date the acquisition was announced. We also issued 79 million stock options in exchange for Gillette's outstanding stock options. Under the purchase method of accounting, the total consideration was approximately $53.4 billion including common stock, the fair value of vested stock options and acquisition costs. This acquisition resulted in two new reportable segments: Blades and Razors, and Duracell and Braun. The Gillette oral care and personal care businesses were subsumed within the Health Care and Beauty reportable segments, respectively. The operating results of the Gillette businesses are reported in our financial statements beginning October 1, 2005.

The Gillette Company is a market leader in several global product categories including blades and razors, oral care and batteries. Total sales for Gillette during its most recent pre-acquisition year ended December 31, 2004, were $10.5 billion.

In order to obtain regulatory approval of the transaction, we were required to divest certain overlapping businesses. We completed the divestiture of the Spinbrush toothbrush business, Rembrandt (a Gillette oral care product line), Right Guard and other Gillette deodorant brands during the fiscal year ended June 30, 2006.

In connection with this acquisition, we also announced a share buyback plan under which we planned to acquire up to $22.0 billion of Company common shares through the open market or from private transactions. We completed this share buyback plan in July 2006 with cumulative purchases of $20.1 billion. The repurchases were financed by borrowings under a $24.0 billion three-year credit facility with a syndicate of banks (see Note 5).

The following table provides pro forma results of operations for the years ended June 30, 2006 and 2005, as if Gillette had been acquired as of the beginning of each fiscal year presented. The pro forma results include certain purchase accounting adjustments such as the changes in depreciation and amortization expense on acquired tangible and intangible assets. However, pro forma results do not include any anticipated cost savings or other effects of the integration activities of Gillette. Accordingly, such amounts are not necessarily indicative of the results if the acquisition had occurred on the date indicated or that may result in the future.

Millions of dollars except per share amounts or as otherwise specified.

Pro forma results; Years ended June 30	2006	2005
Net sales	$71,005	$67,920
Net earnings	8,871	8,522
Diluted net earnings per common share	$ 2.51	$ 2.29

During the three months ended September 30, 2006, we completed the allocation of the purchase price to the individual assets acquired and liabilities assumed. To assist management in the allocation, we engaged valuation specialists to prepare independent appraisals. The following table presents the completed allocation of purchase price for the Gillette business as of the date of the acquisition.

Current assets	$ 5,681
Property, plant and equipment	3,655
Goodwill	35,298
Intangible assets	29,707
Other noncurrent assets	382
TOTAL ASSETS ACQUIRED	74,723
Current liabilities	5,346
Noncurrent liabilities	15,951
TOTAL LIABILITIES ASSUMED	21,297
NET ASSETS ACQUIRED	53,426

The Gillette acquisition resulted in $35.3 billion in goodwill, allocated primarily to the segments comprising the Gillette businesses (Blades and Razors, Duracell and Braun, Health Care and Beauty). A portion of the goodwill has also been allocated to the other segments on the basis that certain cost synergies will benefit these businesses.

The purchase price allocation to the identifiable intangible assets included in these financial statements is as follows:

		Weighted average life
INTANGIBLE ASSETS WITH DETERMINABLE LIVES		
Brands	$ 1,627	20
Patents and technology	2,716	17
Customer relationships	1,436	27
BRANDS WITH INDEFINITE LIVES	23,928	Indefinite
TOTAL INTANGIBLE ASSETS	29,707	

The majority of the intangible asset valuation relates to brands. Our assessment as to brands that have an indefinite life and those that have a determinable life was based on a number of factors, including the competitive environment, market share, brand history, product life cycles, operating plan and macroeconomic environment of the countries in which the brands are sold. The indefinite-lived brands include Gillette, Venus, Duracell, Oral-B and Braun. The determinable-lived brands include certain brand sub-names, such as Mach3 and Sensor in the blades and razors business, and other regional or local brands. The determinable-lived brands have asset lives ranging from 10 to 40 years. The patents and technology intangibles are concentrated in the blades and razors and oral care businesses and have asset lives ranging from 5 to 20 years. The customer relationship intangible asset useful lives ranging from 20 to 30 years reflect the very low historical and projected customer attrition rates among Gillette's major retailer and distributor customers.

We also completed our analysis of integration plans, pursuant to which the Company is incurring costs primarily related to the elimination of selling, general and administrative overlap between the two companies in areas like Global Business Services, corporate staff and go-to-market support, as well as redundant manufacturing capacity. We recognized an assumed liability for Gillette exit costs of $1.2 billion, including $854 in separations related to approximately 5,500 people, $55 in employee relocation costs and $320 in other exit costs. As of June 30, 2007, the remaining liability was $608. Total integration plan charges against the assumed liability were $438 and $204 for the years ended June 30, 2007 and 2006, respectively. We expect such activities to be substantially complete by June 30, 2008.

Other minor business purchases and intangible asset acquisitions totaled $540, $395 and $572 in 2007, 2006 and 2005, respectively.

Millions of dollars except per share amounts or as otherwise specified.

NOTE 3
GOODWILL AND INTANGIBLE ASSETS

The change in the net carrying amount of goodwill by business was as follows:

June 30	2007	2006
BEAUTY AND HEALTH		
Beauty, beginning of year	$17,870	$14,580
Acquisitions and divestitures	(13)	2,807
Translation and other	445	483
End of year	18,302	17,870
Health Care, beginning of year	6,090	1,683
Acquisitions and divestitures	—	4,318
Translation and other	78	89
End of year	6,168	6,090
HOUSEHOLD CARE		
Fabric Care and Home Care, beginning of year	1,850	644
Acquisitions	13	1,180
Translation and other	38	26
End of year	1,901	1,850
Baby Care and Family Care, beginning of year	1,563	955
Acquisitions and divestitures	9	672
Translation and other	51	(64)
End of year	1,623	1,563
Snacks, Coffee and Pet Care, beginning of year	2,396	1,954
Acquisitions	5	437
Translation and other	6	5
End of year	2,407	2,396
GILLETTE GBU		
Blades and Razors, beginning of year	21,539	—
Acquisitions	200	21,174
Translation and other	292	365
End of year	22,031	21,539
Duracell and Braun, beginning of year	3,998	—
Acquisitions	68	3,930
Translation and other	54	68
End of year	4,120	3,998
GOODWILL NET, beginning of year	55,306	19,816
Acquisitions and divestitures	282	34,518
Translation and other	964	972
End of year	56,552	55,306

Acquisitions and divestitures in 2006 primarily reflect the Gillette acquisition, and in 2007 primarily reflect the finalization of the Gillette purchase price allocation. Gillette goodwill has been allocated primarily to the segments comprising the Gillette businesses (Blades and Razors, Duracell and Braun, Health Care and Beauty). A portion of the Gillette goodwill has also been allocated to the other segments on the basis that certain cost synergies will benefit these businesses.

Identifiable intangible assets were comprised of:

	2007		2006	
June 30	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
INTANGIBLE ASSETS WITH DETERMINABLE LIVES				
Brands	$ 3,317	$ 710	$ 3,135	$ 540
Patents and technology	3,135	776	3,098	425
Customer relationships	1,738	237	1,695	135
Other	377	188	333	183
	8,567	1,911	8,261	1,283
BRANDS WITH INDEFINITE LIVES	26,970	—	26,743	—
	35,537	1,911	35,004	1,283

The amortization of intangible assets for the years ended June 30, 2007, 2006 and 2005, was $640, $587 and $198, respectively. Estimated amortization expense over the next five years is as follows: 2008–$618; 2009–$594; 2010–$556; 2011–$513 and 2012–$480. Such estimates do not reflect the impact of future foreign exchange rate changes.

NOTE 4
SUPPLEMENTAL FINANCIAL INFORMATION

Selected components of current and noncurrent liabilities were as follows:

June 30	2007	2006
ACCRUED AND OTHER CURRENT LIABILITIES		
Marketing and promotion	$2,538	$2,357
Liability under Wella Domination Agreement	218	207
Compensation expenses	1,390	1,471
Accrued Gillette exit costs	608	929
Other	4,832	4,623
	9,586	9,587
OTHER NONCURRENT LIABILITIES		
Pension benefits (1)	2,898	2,550
Other postretirement benefits (1)	503	374
Other	1,746	1,548
	5,147	4,472

(1) 2007 amounts include adoption impact of SFAS 158. Refer to Notes 1 and 9 for additional information.

Millions of dollars except per share amounts or as otherwise specified.

NOTE 5
SHORT-TERM AND LONG-TERM DEBT

June 30	2007	2006
SHORT-TERM DEBT		
Current portion of long-term debt	$ 2,544	$1,930
USD commercial paper	9,410	—
Other	85	198
	12,039	2,128

The weighted average short-term interest rates were 5.0% and 5.3% as of June 30, 2007 and 2006, respectively, including the effects of interest rate swaps discussed in Note 6.

June 30	2007	2006
LONG-TERM DEBT		
3.50% USD note due October 2007	$ 500	$ 500
6.13% USD note due May 2008	500	500
Bank credit facility expires July 2008	4,537	19,555
4.30% USD note due August 2008	500	500
3.50% USD note due December 2008	650	650
6.88% USD note due September 2009	1,000	1,000
Bank credit facility expires August 2010	1,830	1,857
3.38% EUR note due December 2012	1,882	1,779
4.50% EUR note due May 2014	2,016	—
4.95% USD note due August 2014	900	900
4.85% USD note due December 2015	700	700
4.13% EUR note due December 2020	806	763
9.36% ESOP debentures due 2007–2021 (1)	968	1,000
4.88% EUR note due May 2027	1,344	—
6.25% GBP note due January 2030	1,001	917
5.50% USD note due February 2034	500	500
5.80% USD note due August 2034	600	600
5.55% USD note due March 2037	1,400	—
Capital lease obligations	628	632
All other long-term debt	3,657	5,553
Current portion of long-term debt	(2,544)	(1,930)
	23,375	35,976

(1) Debt issued by the ESOP is guaranteed by the Company and must be recorded as debt of the Company as discussed in Note 9.

Long-term weighted average interest rates were 3.3% and 3.6% as of June 30, 2007 and 2006, respectively, including the effects of interest rate swaps and net investment hedges discussed in Note 6.

The fair value of the long-term debt was $23,122 and $36,027 at June 30, 2007 and 2006, respectively. Long-term debt maturities during the next five years are as follows: 2008–$2,544; 2009–$5,751; 2010–$1,982; 2011–$1,877 and 2012–$67.

The Procter & Gamble Company fully and unconditionally guarantees the debt securities issued by its 100% owned finance subsidiaries.

NOTE 6
RISK MANAGEMENT ACTIVITIES

As a multinational company with diverse product offerings, we are exposed to market risks, such as changes in interest rates, currency exchange rates and commodity prices. To manage the volatility related to these exposures, we evaluate exposures on a consolidated basis to take advantage of logical exposure netting and correlation. For the remaining exposures, we enter into various financial transactions, which we account for under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. The utilization of these financial transactions is governed by our policies covering acceptable counterparty exposure, instrument types and other hedging practices. We do not hold or issue derivative financial instruments for speculative trading purposes.

At inception, we formally designate and document qualifying instruments as hedges of underlying exposures. We formally assess, both at inception and at least quarterly on an ongoing basis, whether the financial instruments used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Fluctuations in the value of these instruments generally are offset by changes in the fair value or cash flows of the underlying exposures being hedged. This offset is driven by the high degree of effectiveness between the exposure being hedged and the hedging instrument. Any ineffective portion of a change in the fair value of a qualifying instrument is immediately recognized in earnings.

Credit Risk

We have established strict counterparty credit guidelines and normally enter into transactions with investment grade financial institutions. Counterparty exposures are monitored daily and downgrades in credit rating are reviewed on a timely basis. Credit risk arising from the inability of a counterparty to meet the terms of our financial instrument contracts generally is limited to the amounts, if any, by which the counterparty's obligations exceed our obligations to the counterparty. We have not incurred and do not expect to incur material credit losses on our risk management or other financial instruments.

Interest Rate Management

Our policy is to manage interest cost using a mixture of fixed-rate and variable-rate debt. To manage this risk in a cost-efficient manner, we enter into interest rate swaps in which we agree to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount.

Interest rate swaps that meet specific criteria under SFAS 133 are accounted for as fair value and cash flow hedges. For fair value hedges, the changes in the fair value of both the hedging instruments and the underlying debt obligations are immediately recognized in interest expense as equal and offsetting gains and losses. There were no fair value hedging instruments at June 30, 2007. The fair value of fair value hedging instruments was a liability of $32 at June 30, 2006. All fair value hedges were 100% effective and as a result, there was no impact

Millions of dollars except per share amounts or as otherwise specified.

on earnings from hedge ineffectiveness. For cash flow hedges, the effective portion of the changes in fair value of the hedging instrument is reported in other comprehensive income (OCI) and reclassified into interest expense over the life of the underlying debt. The ineffective portion, which is not material for any year presented, is immediately recognized in earnings. The fair value of these cash flow hedging instruments was an asset of $53 and $225 at June 30, 2007 and 2006, respectively. During the next 12 months, $33 of the June 30, 2007 OCI balance will be reclassified to earnings consistent with the timing of the underlying hedged transactions.

Foreign Currency Management

We manufacture and sell our products in a number of countries throughout the world and, as a result, are exposed to movements in foreign currency exchange rates. The purpose of our foreign currency hedging program is to reduce the risk caused by short-term changes in exchange rates.

To manage this exchange rate risk, we primarily utilize forward contracts and options with maturities of less than 18 months and currency swaps with maturities up to five years. These instruments are intended to offset the effect of exchange rate fluctuations on forecasted sales, inventory purchases, intercompany royalties and intercompany loans denominated in foreign currencies and are therefore accounted for as cash flow hedges. The fair value of these instruments at June 30, 2007 and 2006, was $34 and $25 in assets and $2 and $58 in liabilities, respectively. The effective portion of the changes in fair value of these instruments is reported in OCI and reclassified into earnings in the same financial statement line item and in the same period or periods during which the related hedged transactions affect earnings. The ineffective portion, which is not material for any year presented, is immediately recognized in earnings.

Certain instruments used to manage foreign exchange exposure of intercompany financing transactions, income from international operations and other balance sheet items subject to revaluation do not meet the requirements for hedge accounting treatment. In these cases, the change in value of the instruments is designed to offset the foreign currency impact of the related exposure. The fair value of these instruments at June 30, 2007 and 2006, was $110 and $17 in assets and $78 and $19 in liabilities, respectively. The change in value of these instruments is immediately recognized in earnings. The net impact of such instruments, included in selling, general and administrative expense, was $56, $87 and $18 of gains in 2007, 2006 and 2005, respectively, which substantially offset foreign currency transaction and translation losses of the exposures being hedged.

Net Investment Hedging

We hedge certain net investment positions in major foreign subsidiaries. To accomplish this, we either borrow directly in foreign currency and designate all or a portion of foreign currency debt as a hedge of the applicable net investment position or enter into foreign currency swaps that are designated as hedges of our related foreign net investments. Under SFAS 133, changes in the fair value of these instruments are immediately recognized in OCI to offset the change in the value of the net investment being hedged. Currency effects of these hedges reflected in OCI were after-tax losses of $835 and $786 in 2007 and 2006, respectively, and a $135 after-tax gain in 2005. Accumulated net balances were $2,072 and $1,237 after-tax losses as of June 30, 2007 and 2006, respectively.

Commodity Price Management

Certain raw materials utilized in our products or production processes are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. To manage the volatility related to anticipated purchases of certain of these materials, we use futures and options with maturities generally less than one year and swap contracts with maturities up to five years. These market instruments generally are designated as cash flow hedges under SFAS 133. The effective portion of the changes in fair value for these instruments is reported in OCI and reclassified into earnings in the same financial statement line item and in the same period or periods during which the hedged transactions affect earnings. The ineffective portion, which is not material for any year presented, is immediately recognized in earnings. The fair value of these cash flow hedging instruments was an asset of $70 and $32 at June 30, 2007 and 2006, respectively. During the next 12 months, $14 of the June 30, 2007 OCI balance will be reclassified to earnings consistent with the timing of the underlying hedged transactions.

Insurance

The Company purchases limited discretionary insurance to cover catastrophic property damage, business interruption, and liability risk of loss exposures. Deductibles and loss sharing will likely increase over time, recognizing the Company's ability to cost-effectively fund losses from internal cash flow generation and access to capital markets.

NOTE 7
EARNINGS PER SHARE

Net earnings less preferred dividends (net of related tax benefits) are divided by the weighted average number of common shares outstanding during the year to calculate basic net earnings per common share. Diluted net earnings per common share are calculated to give effect to stock options and other stock-based awards (see Note 8) and assume conversion of preferred stock (see Note 9).

Net earnings and common shares used to calculate basic and diluted net earnings per share were as follows:

Years ended June 30	2007	2006	2005
NET EARNINGS	**$10,340**	$8,684	$6,923
Preferred dividends, net of tax benefit	**(161)**	(148)	(136)
NET EARNINGS AVAILABLE TO COMMON SHAREHOLDERS	**10,179**	8,536	6,787
Preferred dividends, net of tax benefit	**161**	148	136
Preferred dividend impact on funding of ESOP	**—**	—	(1)
DILUTED NET EARNINGS	**10,340**	8,684	6,922

Millions of dollars except per share amounts or as otherwise specified.

Shares in millions; Years ended June 30	2007	2006	2005
Basic weighted average common shares outstanding	3,159.0	3,054.9	2,515.6
Effect of dilutive securities			
Conversion of preferred shares (1)	149.6	154.1	158.3
Exercise of stock options and other unvested equity awards (2)	90.0	76.9	63.2
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	3,398.6	3,285.9	2,737.1

(1) Despite being included currently in diluted net earnings per common share, the actual conversion to common stock occurs pursuant to the repayment of the ESOPs' obligations through 2035.

(2) Approximately 41 million in 2007, 44 million in 2006 and 48 million in 2005 of the Company's outstanding stock options were not included in the diluted net earnings per share calculation because to do so would have been antidilutive (i.e., the total proceeds upon exercise would have exceeded the market value of the underlying common shares).

NOTE 8
STOCK-BASED COMPENSATION

We have a primary stock-based compensation plan under which stock options are granted annually to key managers and directors with exercise prices equal to the market price of the underlying shares on the date of grant. A total of 229 million shares of common stock were authorized for issuance under plans approved by shareholders in 2001 and 2003, of which 73 million remain available for grant. An additional 20 million shares of common stock were authorized for issuance under a plan approved by Gillette shareowners in 2004 and assumed by the Company in conjunction with the acquisition of The Gillette Company in October 2005. A total of 14 million of the shares remain available for grant under this plan. There are also five million shares available for grant under the Future Shares Plan approved by the Board of Directors in 1997. This plan will terminate in October 2007. Grants issued under P&G shareholder approved plans since September 2002 are vested after three years and have a 10-year life. Grants issued under these plans from July 1998 through August 2002 are vested after three years and have a 15-year life, while grants issued prior to July 1998 are vested after one year and have a 10-year life. In addition to our key manager and director grants, we make other minor stock option grants to employees for which vesting terms and option lives are not substantially different.

Total stock-based compensation expense for stock option grants was $612, $526 and $459 for 2007, 2006 and 2005, respectively. The total income tax benefit recognized in the income statement for these stock-based compensation arrangements was $163, $140 and $125 for 2007, 2006 and 2005, respectively. We also make minor grants of restricted stock, restricted stock units and other stock-based grants to certain employees. Total compensation cost for these restricted stock, restricted stock units and other stock-based grants, which are generally expensed at grant date, was $56, $59 and $65 in 2007, 2006 and 2005, respectively.

In calculating the compensation expense for options granted, we estimated the fair value of each grant issued through December 31, 2004, using the Black-Scholes option-pricing model. Effective January 1, 2005, we utilize a binomial lattice-based model for the valuation of stock option grants. The utilization of the binomial lattice-based model did not have a significant impact on the valuation of stock options as compared to the Black-Scholes model. Assumptions utilized in the model, which are evaluated and revised, as necessary, to reflect market conditions and experience, were as follows:

Years ended June 30	2007	2006	2005
Interest rate	4.3%–4.8%	4.5%–4.7%	3.2%–4.5%
Weighted average interest rate	4.5%	4.6%	4.4%
Dividend yield	1.9%	1.9%	1.9%
Expected volatility	16%–20%	15%–20%	15%–20%
Weighted average volatility	19%	19%	20%
Expected life in years	9	9	9

Because lattice-based option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed in the preceding table. Expected volatilities are based on a combination of historical volatility of our stock and implied volatilities of call options on our stock. We use historical data to estimate option exercise and employee termination patterns within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the average period of time that options granted are expected to be outstanding. The interest rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant.

A summary of options under the plans as of June 30, 2007, and activity during the year then ended is presented below:

Options in thousands	Options	Weighted Avg. Exercise Price	Weighted Avg. Remaining Contractual Life in Years	Aggregate Intrinsic Value (in millions)
Outstanding, beginning of year	362,352	$43.71		
Granted	33,091	63.33		
Exercised	(37,658)	37.77		
Canceled	(2,779)	51.66		
OUTSTANDING, END OF YEAR	355,006	46.10	7.5	$5,424
EXERCISABLE	257,171	41.22	7.0	5,132

The weighted average grant-date fair value of options granted was $17.29, $16.30 and $14.34 per share in 2007, 2006 and 2005, respectively. The total intrinsic value of options exercised was $894, $815 and $526 in 2007, 2006 and 2005, respectively. The total grant-date fair value of options that vested during 2007, 2006 and 2005 was $552, $388 and $532, respectively. We have no specific policy to repurchase common shares to mitigate the dilutive impact of options; however, we have historically made adequate discretionary purchases, based on cash availability, market trends and other factors, to satisfy stock option exercise activity.

At June 30, 2007, there was $622 of compensation cost that has not yet been recognized related to nonvested stock-based awards. That cost is expected to be recognized over a remaining weighted average period of 1.9 years.

Cash received from options exercised was $1,422, $1,229 and $455 in 2007, 2006 and 2005, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $265, $242 and $149 in 2007, 2006 and 2005, respectively.

NOTE 9
POSTRETIREMENT BENEFITS AND EMPLOYEE STOCK OWNERSHIP PLAN

We offer various postretirement benefits to our employees.

Defined Contribution Retirement Plans

We have defined contribution plans which cover the majority of our U.S. employees, as well as employees in certain other countries. These plans are fully funded. We generally make contributions to participants' accounts based on individual base salaries and years of service. The primary U.S. defined contribution plan (the U.S. DC plan) comprises the majority of the balances and expense for the Company's defined contribution plans. For the U.S. DC plan, the contribution rate is set annually. Total contributions for this plan approximated 15% of total participants' annual wages and salaries in 2007, 2006 and 2005.

We maintain The Procter & Gamble Profit Sharing Trust (Trust) and Employee Stock Ownership Plan (ESOP) to provide a portion of the funding for the U.S. DC plan, as well as other retiree benefits. Operating details of the ESOP are provided at the end of this Note. The fair value of the ESOP Series A shares allocated to participants reduces our cash contribution required to fund the U.S. DC plan. Total defined contribution expense was $273, $249 and $215 in 2007, 2006 and 2005, respectively.

Defined Benefit Retirement Plans and Other Retiree Benefits

We offer defined benefit retirement pension plans to certain employees. These benefits relate primarily to local plans outside the U.S., and to a lesser extent, plans assumed in the Gillette acquisition covering U.S. employees. These acquired Gillette plans will be frozen effective January 1, 2008.

We also provide certain other retiree benefits, primarily health care and life insurance, for the majority of our U.S. employees who become eligible for these benefits when they meet minimum age and service requirements. Generally, the health care plans require cost sharing with retirees and pay a stated percentage of expenses, reduced by deductibles and other coverages. These benefits are primarily funded by ESOP Series B shares, as well as certain other assets contributed by the Company.

As discussed in Note 1, we adopted SFAS 158 on June 30, 2007, on the required prospective basis. Our June 30, 2007 disclosure is in accordance with the new requirements.

Obligation and Funded Status. We use a June 30 measurement date for our defined benefit retirement plans and other retiree benefit plans. The following provides a reconciliation of benefit obligations, plan assets and funded status of these plans:

	Pension Benefits[1]		Other Retiree Benefits[2]	
Years ended June 30	2007	2006	2007	2006
CHANGE IN BENEFIT OBLIGATION				
Benefit obligation at beginning of year[3]	$ 9,244	$ 5,626	$3,286	$3,079
Service cost	279	265	85	97
Interest cost	476	383	206	179
Participants' contributions	19	19	55	35
Amendments	24	65	12	—
Actuarial (gain) loss	1	(754)	80	(466)
Acquisitions (divestitures)	(8)	3,744	—	506
Curtailments and settlements	(163)	(9)	(1)	—
Special termination benefits	1	—	2	1
Currency translation and other	431	247	35	22
Benefit payments	(485)	(342)	(202)	(167)
BENEFIT OBLIGATION AT END OF YEAR[3]	9,819	9,244	3,558	3,286
CHANGE IN PLAN ASSETS				
Fair value of plan assets at beginning of year	6,203	2,572	3,091	2,700
Actual return on plan assets	736	481	429	234
Acquisitions (divestitures)	(2)	2,889	—	288
Employer contributions	565	427	30	21
Participants' contributions	19	19	55	35
Currency translation and other	314	157	1	(1)
ESOP debt impacts[4]	—	—	(14)	(19)
Benefit payments	(485)	(342)	(202)	(167)
FAIR VALUE OF PLAN ASSETS AT END OF YEAR	7,350	6,203	3,390	3,091
FUNDED STATUS	(2,469)	(3,041)	(168)	(195)

(1) Primarily non-U.S.-based defined benefit retirement plans.

(2) Primarily U.S.-based other postretirement benefit plans.

(3) For the pension benefit plans, the benefit obligation is the projected benefit obligation. For other retiree benefit plans, the benefit obligation is the accumulated postretirement benefit obligation.

(4) Represents increases in the ESOP's debt, which is netted against plan assets for Other Retiree Benefits.

Millions of dollars except per share amounts or as otherwise specified.

Years ended June 30	Pension Benefits 2007	Pension Benefits 2006	Other Retiree Benefits 2007	Other Retiree Benefits 2006
CALCULATION OF NET AMOUNT RECOGNIZED				
Funded status at end of year	**$(2,469)**	$(3,041)	**$(168)**	$(195)
Unrecognized net actuarial loss	n/a	672	n/a	275
Unrecognized transition amount	n/a	7	n/a	—
Unrecognized prior service cost	n/a	146	n/a	(220)
NET AMOUNT RECOGNIZED	**(2,469)**	(2,216)	**(168)**	(140)
CLASSIFICATION OF NET AMOUNT RECOGNIZED				
Noncurrent assets—prepaid benefit cost	**469**	386	**347**	255
Current liability—accrued benefit cost	**(40)**	(216)	**(12)**	(21)
Noncurrent liability—accrued benefit cost	**(2,898)**	(2,550)	**(503)**	(374)
Intangible asset	n/a	74	n/a	—
Accumulated other comprehensive income—minimum pension liability	n/a	90	n/a	—
NET AMOUNT RECOGNIZED	**(2,469)**	(2,216)	**(168)**	(140)
AMOUNTS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE INCOME (AOCI)				
Net actuarial loss	**379**	—	**337**	—
Prior service cost (credit)	**172**	—	**(185)**	—
Minimum pension liability	n/a	90	n/a	—
NET AMOUNTS RECOGNIZED IN AOCI	**551**	90	**152**	—

The underfunding of pension benefits is primarily a function of the different funding incentives that exist outside of the U.S. In certain countries where we have major operations, there are no legal requirements or financial incentives provided to companies to pre-fund pension obligations. In these instances, benefit payments are typically paid directly from the Company's cash as they become due.

The accumulated benefit obligation for all defined benefit retirement pension plans was $8,611 and $8,013 at June 30, 2007, and June 30, 2006, respectively. Pension plans with accumulated benefit obligations in excess of plan assets and plans with projected benefit obligations in excess of plan assets consist of the following:

Years ended June 30	Accumulated Benefit Obligation Exceeds the Fair Value of Plan Assets 2007	Accumulated Benefit Obligation Exceeds the Fair Value of Plan Assets 2006	Projected Benefit Obligation Exceeds the Fair Value of Plan Assets 2007	Projected Benefit Obligation Exceeds the Fair Value of Plan Assets 2006
Projected benefit obligation	**$4,813**	$5,597	**$6,763**	$7,695
Accumulated benefit obligation	**4,294**	4,912	**5,792**	6,544
Fair value of plan assets	**1,973**	2,684	**3,825**	4,498

Net Periodic Benefit Cost. Components of the net periodic benefit cost were as follows:

Years ended June 30	Pension Benefits 2007	Pension Benefits 2006	Pension Benefits 2005	Other Retiree Benefits 2007	Other Retiree Benefits 2006	Other Retiree Benefits 2005
Service cost	**$ 279**	$ 265	$ 162	**$ 85**	$ 97	$ 67
Interest cost	**476**	383	241	**206**	179	146
Expected return on plan assets	**(454)**	(353)	(185)	**(407)**	(372)	(333)
Amortization of deferred amounts	**13**	7	6	**(22)**	(22)	(22)
Curtailment and settlement (gain) loss	**(176)**	(4)	13	**(1)**	—	—
Recognized net actuarial loss	**45**	76	31	**2**	6	1
GROSS BENEFIT COST (CREDIT)	**183**	374	268	**(137)**	(112)	(141)
Dividends on ESOP preferred stock	—	—	—	**(85)**	(78)	(73)
NET PERIODIC BENEFIT COST (CREDIT)	**183**	374	268	**(222)**	(190)	(214)

Pursuant to plan revisions adopted during 2007, Gillette's U.S. defined benefit retirement pension plans will be frozen effective January 1, 2008, at which time Gillette employees in the U.S. will move into the P&G defined contribution Profit Sharing Trust and Employee Stock Ownership Plan. This revision resulted in a $154 curtailment gain for the year ended June 30, 2007.

Amounts expected to be amortized from accumulated other comprehensive income into net period benefit cost during the year ending June 30, 2008, are as follows:

	Pension Benefits	Other Retiree Benefits
Net actuarial loss	$25	$ 6
Prior service cost (credit)	14	(21)

Millions of dollars except per share amounts or as otherwise specified.

Assumptions. We determine our actuarial assumptions on an annual basis. These assumptions are weighted to reflect each country that may have an impact on the cost of providing retirement benefits. The weighted average assumptions for the defined benefit and other retiree benefit calculations, as well as assumed health care trend rates, were as follows:

	Pension Benefits		Other Retiree Benefits	
Years ended June 30	2007	2006	2007	2006
ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS [1]				
Discount rate	5.5%	5.2%	6.3%	6.3%
Rate of compensation increase	3.1%	3.0%	—	—
ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COST [2]				
Discount rate	5.2%	4.7%	6.3%	5.2%
Expected return on plan assets	7.2%	7.3%	9.3%	9.2%
Rate of compensation increase	3.0%	3.2%	—	—
ASSUMED HEALTH CARE COST TREND RATES				
Health care cost trend rates assumed for next year	—	—	9.0%	10.0%
Rate to which the health care cost trend rate is assumed to decline (ultimate trend rate)	—	—	5.1%	5.1%
Year that the rate reaches the ultimate trend rate	—	—	2013	2012

(1) Determined as of end of year.

(2) Determined as of beginning of year, and adjusted for acquisitions.

Several factors are considered in developing the estimate for the long-term expected rate of return on plan assets. For the defined benefit retirement plans, these include historical rates of return of broad equity and bond indices and projected long-term rates of return obtained from pension investment consultants. The expected long-term rates of return for plan assets are 8%–9% for equities and 5%–6% for bonds. For other retiree benefit plans, the expected long-term rate of return reflects the fact that the assets are comprised primarily of Company stock. The expected rate of return on Company stock is based on the long-term projected return of 9.5% and reflects the historical pattern of favorable returns on the Company's stock.

Assumed health care cost trend rates could have a significant effect on the amounts reported for the other retiree benefit plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total of service and interest cost components	$ 51	$ (41)
Effect on postretirement benefit obligation	526	(426)

Plan Assets. Our target asset allocation for the year ending June 30, 2008, and actual asset allocation by asset category as of June 30, 2007 and 2006, are as follows:

	Target Asset Allocation	
Asset Category	Pension Benefits	Other Retiree Benefits
Equity securities [1]	57%	96%
Debt securities	41%	4%
Real estate	2%	—
TOTAL	100%	100%

	Asset Allocation at June 30			
	Pension Benefits		Other Retiree Benefits	
Asset Category	2007	2006	2007	2006
Equity securities [1]	56%	59%	96%	96%
Debt securities	39%	39%	4%	4%
Cash	3%	0%	—	—
Real estate	2%	2%	—	—
TOTAL	100%	100%	100%	100%

(1) Equity securities for other retiree plan assets include Company stock, net of Series B ESOP debt of $2,932 and $2,693 as of June 30, 2007 and 2006, respectively.

Our investment objective for defined benefit retirement plan assets is to meet the plans' benefit obligations, while minimizing the potential for future required Company plan contributions. The investment strategies focus on asset class diversification, liquidity to meet benefit payments and an appropriate balance of long-term investment return and risk. Target ranges for asset allocations are determined by matching the actuarial projections of the plans' future liabilities and benefit payments with expected long-term rates of return on the assets, taking into account investment return volatility and correlations across asset classes. Plan assets are diversified across several investment managers and are generally invested in liquid funds that are selected to track broad market equity and bond indices. Investment risk is carefully controlled with plan assets rebalanced to target allocations on a periodic basis and continual monitoring of investment managers' performance relative to the investment guidelines established with each investment manager.

Cash Flows. Management's best estimate of our cash requirements for the defined benefit retirement plans and other retiree benefit plans for the year ending June 30, 2008, is $468 and $42, respectively. For the defined benefit retirement plans, this is comprised of $147 in expected benefit payments from the Company directly to participants of unfunded plans and $321 of expected contributions to funded plans. For other retiree benefit plans, this is comprised of expected contributions that will be used directly for benefit payments. Expected contributions are dependent on many variables, including the variability of the market value of the plan assets as compared to the benefit obligation and other market or regulatory conditions. In addition, we take into consideration our business investment opportunities and resulting cash requirements. Accordingly, actual funding may differ significantly from current estimates.

Millions of dollars except per share amounts or as otherwise specified.

Total benefit payments expected to be paid to participants, which include payments funded from the Company's assets, as discussed above, as well as payments paid from the plans, are as follows:

Years ended June 30	Pension Benefits	Other Retiree Benefits
EXPECTED BENEFIT PAYMENTS		
2008	$ 473	$ 199
2009	439	216
2010	454	233
2011	468	249
2012	474	263
2013–2017	2,654	1,523

Employee Stock Ownership Plan

We maintain the ESOP to provide funding for certain employee benefits discussed in the preceding paragraphs.

The ESOP borrowed $1.0 billion in 1989 and the proceeds were used to purchase Series A ESOP Convertible Class A Preferred Stock to fund a portion of the U.S. DC plan. Principal and interest requirements of the borrowing were paid by the Trust from dividends on the preferred shares and from advances from the Company. The original borrowing of $1.0 billion has been repaid in full, and advances from the Company of $216 remain outstanding at June 30, 2007. Each share is convertible at the option of the holder into one share of the Company's common stock. The dividend for the current year was equal to the common stock dividend of $1.28 per share. The liquidation value is $6.82 per share.

In 1991, the ESOP borrowed an additional $1.0 billion. The proceeds were used to purchase Series B ESOP Convertible Class A Preferred Stock to fund a portion of retiree health care benefits. These shares, net of the ESOP's debt, are considered plan assets of the Other Retiree Benefits plan discussed above. Debt service requirements are funded by preferred stock dividends, cash contributions and advances from the Company, of which $123 is outstanding at June 30, 2007. Each share is convertible at the option of the holder into one share of the Company's common stock. The dividend for the current year was equal to the common stock dividend of $1.28 per share. The liquidation value is $12.96 per share.

As permitted by SOP 93-6, "Employers Accounting for Employee Stock Ownership Plans," we have elected, where applicable, to continue our practices, which are based on SOP 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans." ESOP debt, which is guaranteed by the Company, is recorded as debt (see Note 5). Preferred shares issued to the ESOP are offset by the Reserve for ESOP Debt Retirement in the Consolidated Balance Sheets and the Consolidated Statements of Shareholders' Equity. Advances to the ESOP are recorded as an increase in the Reserve for ESOP Debt Retirement. Interest incurred on the ESOP debt is recorded as interest expense. Dividends on all preferred shares, net of related tax benefits, are charged to retained earnings.

The series A and B preferred shares of the ESOP are allocated to employees based on debt service requirements, net of advances made by the Company to the Trust. The number of preferred shares outstanding at June 30 was as follows:

Shares in thousands	2007	2006	2005
Allocated	**60,402**	61,614	61,904
Unallocated	**20,807**	23,125	25,623
TOTAL SERIES A	**81,209**	84,739	87,527
Allocated	**21,105**	21,733	21,989
Unallocated	**44,642**	45,594	46,338
TOTAL SERIES B	**65,747**	67,327	68,327

For purposes of calculating diluted net earnings per common share, the preferred shares held by the ESOP are considered converted from inception.

In connection with the Gillette acquisition, we assumed the Gillette ESOP, which was established to assist Gillette employees in financing retiree medical costs. These ESOP accounts are held by participants and must be used to reduce the Company's other retiree benefit obligations. Such accounts reduced our obligation by $245 at June 30, 2007.

NOTE 10
INCOME TAXES

Under SFAS 109, "Accounting for Income Taxes," income taxes are recognized for the amount of taxes payable for the current year and for the impact of deferred tax liabilities and assets, which represent future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. Deferred tax assets and liabilities are established using the enacted statutory tax rates and are adjusted for any changes in such rates in the period of change.

Management judgment is required in evaluating tax positions and other items that factor into determining tax provisions. Management believes its tax positions and related provisions reflected in the Consolidated Financial Statements are fully supportable. We establish reserves for additional income taxes related to positions that may be challenged by local authorities and may not be fully sustained, despite our belief that the underlying tax positions are fully supportable. In such cases, the reserves for additional taxes are based on management's best estimate of the ultimate outcome. These reserves are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress on tax audits, changes in interpretations of tax laws, developments in case law and closing of statutes of limitation. Our tax provision includes the impact of recording reserves and any changes thereto. We have a number of tax audits in process and have open tax years with various significant taxing jurisdictions that range primarily from 1997 to 2007. Based on currently available information, we do not believe the ultimate outcome of these tax audits and other tax positions related to open tax years, when finalized, will have a material adverse effect on our financial position, results of operations or cash flows.

Earnings before income taxes consisted of the following:

Years ended June 30	2007	2006	2005
United States	$ 9,138	$ 7,410	$6,266
International	5,572	5,003	3,715
	14,710	12,413	9,981

The income tax provision consisted of the following:

Years ended June 30	2007	2006	2005
CURRENT TAX EXPENSE			
U.S. federal	$2,667	$1,961	$1,466
International	1,325	1,702	886
U.S. state and local	125	178	142
	4,117	3,841	2,494
DEFERRED TAX EXPENSE			
U.S. federal	231	226	215
International and other	22	(338)	349
	253	(112)	564
TOTAL TAX EXPENSE	4,370	3,729	3,058

A reconciliation of the U.S. federal statutory income tax rate to our actual income tax rate is provided below:

Years ended June 30	2007	2006	2005
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Country mix impacts of foreign operations	-4.3%	-3.6%	-4.8%
AJCA repatriation tax charge	—	—	2.8%
Income tax reserve adjustments	-0.3%	-1.5%	-2.3%
Other	-0.7%	0.1%	-0.1%
EFFECTIVE INCOME TAX RATE	29.7%	30.0%	30.6%

Income tax reserve adjustments represent changes in estimated exposures related to prior year tax positions. Tax benefits credited to shareholders' equity totaled $1,066 and $174 for the years ended June 30, 2007 and 2006, respectively. These primarily relate to the tax effects of net investment hedges, excess tax benefits from the exercise of stock options and the impacts of certain adjustments to pension and other retiree benefit obligations recorded in shareholders' equity, including the impact of adopting SFAS 158 in 2007.

The American Jobs Creation Act of 2004 (the AJCA) permitted U.S. corporations to repatriate earnings of foreign subsidiaries at a one-time favorable effective federal statutory tax rate of 5.25% as compared to the highest corporate tax rate of 35%. For the year ended June 30, 2006, we repatriated $7.2 billion in earnings previously considered indefinitely invested. We provided for $295 of deferred income tax expense associated with this repatriation in the year ended June 30, 2005.

We have undistributed earnings of foreign subsidiaries of approximately $17 billion at June 30, 2007, for which deferred taxes have not been provided. Such earnings are considered indefinitely invested in the foreign subsidiaries. If such earnings were repatriated, additional tax expense may result, although the calculation of such additional taxes is not practicable.

Deferred income tax assets and liabilities were comprised of the following:

June 30	2007	2006
DEFERRED TAX ASSETS		
Stock-based compensation	$ 1,132	$ 1,063
Unrealized loss on financial and foreign exchange transactions	723	507
Pension and postretirement benefits	560	547
Loss and other carryforwards	439	615
Goodwill and other intangible assets	249	19
Advance payments	183	219
Accrued marketing and promotion expense	161	183
Accrued Gillette exit costs	138	173
Fixed assets	85	87
Other	1,076	1,025
Valuation allowances	(190)	(398)
	4,556	4,040
DEFERRED TAX LIABILITIES		
Goodwill and other intangible assets	12,102	12,036
Fixed assets	1,884	1,861
Other	132	436
	14,118	14,333

Net operating loss carryforwards were $1,442 and $2,134 at June 30, 2007 and 2006, respectively. If unused, $663 will expire between 2008 and 2027. The remainder, totaling $779 at June 30, 2007, may be carried forward indefinitely.

NOTE 11
COMMITMENTS AND CONTINGENCIES

Guarantees

In conjunction with certain transactions, primarily divestitures, we may provide routine indemnifications (e.g., indemnification for representations and warranties, and retention of previously existing environmental, tax and employee liabilities) whose terms range in duration and in some circumstances are not explicitly defined. The maximum obligation under some such indemnifications is not explicitly stated and, as a result, the overall amount of these obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of divestiture, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss on any of these matters, the loss would not have a material effect on our financial position, results of operations or cash flows.

Millions of dollars except per share amounts or as otherwise specified.

In certain situations, we guarantee loans for suppliers and customers. The total amount of guarantees issued under such arrangements is not material.

Off-Balance Sheet Arrangements
We do not have off-balance sheet financing arrangements, including variable interest entities, under FIN 46, "Consolidation of Variable Interest Entities," that have a material impact on our financial statements.

Purchase Commitments
We have purchase commitments for materials, supplies, services and property, plant and equipment as part of the normal course of business. Commitments made under take-or-pay obligations are as follows: 2008–$1,360; 2009–$914; 2010–$634; 2011–$459; 2012–$394 and $660 thereafter. Such amounts represent future purchases in line with expected usage to obtain favorable pricing. Approximately 44% of our purchase commitments relate to service contracts for information technology, human resources management and facilities management activities that were outsourced in recent years. Due to the proprietary nature of many of our materials and processes, certain supply contracts contain penalty provisions for early termination. We do not expect to incur penalty payments under these provisions that would materially affect our financial condition, cash flows or results of operations.

Operating Leases
We lease certain property and equipment for varying periods. Future minimum rental commitments under noncancelable operating leases are as follows: 2008–$316; 2009–$238; 2010–$208; 2011–$174; 2012–$102 and $408 thereafter. Operating lease obligations are shown net of guaranteed sublease income.

Litigation
We are subject to various lawsuits and claims with respect to matters such as governmental regulations, income taxes and other actions arising out of the normal course of business. While considerable uncertainty exists, in the opinion of management and our counsel, the ultimate resolution of the various lawsuits and claims will not materially affect our financial condition, cash flows or results of operations.

We are also subject to contingencies pursuant to environmental laws and regulations that in the future may require us to take action to correct the effects on the environment of prior manufacturing and waste disposal practices. Based on currently available information, we do not believe the ultimate resolution of environmental remediation will have a material adverse effect on our financial position, cash flows or results of operations.

NOTE 12
SEGMENT INFORMATION

Through fiscal year 2007, we were organized under three Global Business Units as follows:

- Beauty and Health includes the Beauty and the Health Care businesses. Beauty includes retail and professional hair care, skin care, feminine care, cosmetics, prestige fragrances, deodorants, and personal cleansing. Health Care includes oral care, personal health care and pharmaceuticals.
- Household Care includes the Fabric Care and Home Care, the Baby Care and Family Care and the Snacks, Coffee and Pet Care businesses. Fabric Care and Home Care includes laundry detergents, fabric enhancers, dish care, surface care, air care and commercial products. Baby Care and Family Care includes diapers, baby wipes, bath tissue and kitchen towels. Snacks, Coffee and Pet Care includes snacks, coffee and pet food.
- Gillette GBU includes the Blades and Razors and the Duracell and Braun businesses. Blades and Razors includes men's and women's blades and razors. Duracell and Braun includes batteries, electric razors and small appliances.

Under U.S. GAAP, we have seven reportable segments: Beauty; Health Care; Fabric Care and Home Care; Baby Care and Family Care; Snacks, Coffee and Pet Care; Blades and Razors; and Duracell and Braun. The accounting policies of the businesses are generally the same as those described in Note 1. Differences between these policies and U.S. GAAP primarily reflect: income taxes, which are reflected in the businesses using applicable blended statutory rates; the recording of fixed assets at historical exchange rates in certain high-inflation economies and the treatment of certain unconsolidated investees. Certain unconsolidated investees are managed as integral parts of our business units for management reporting purposes. Accordingly, these partially owned operations are reflected as consolidated subsidiaries in segment results, with 100% recognition of the individual income statement line items through before-tax earnings. Eliminations to adjust these line items to U.S. GAAP are included in Corporate. In determining after-tax earnings for the businesses, we eliminate the share of earnings applicable to other ownership interests, in a manner similar to minority interest, and apply statutory tax rates. Adjustments to arrive at our effective tax rate are also included in Corporate.

Corporate includes certain operating and non-operating activities that are not reflected in the operating results used internally to measure and evaluate the businesses, as well as eliminations to adjust management reporting principles to U.S. GAAP. Operating activities in Corporate include the results of incidental businesses managed at the corporate level along with the elimination of individual revenues and expenses generated by certain unconsolidated investees discussed in the preceding paragraph over which we exert significant influence, but do not control. Operating elements also comprise certain employee benefit costs, the costs of certain restructuring-type activities to maintain a competitive cost structure, including manufacturing and workforce

Millions of dollars except per share amounts or as otherwise specified.

rationalization, and other general corporate items. The non-operating elements primarily include interest expense, divestiture gains and interest and investing income. In addition, Corporate includes the historical results of certain divested businesses, including certain Gillette brands that were divested in 2006 as required by the regulatory authorities in relation to the Gillette acquisition and the Juice business, which was divested in August of 2004. Corporate assets primarily include cash, investment securities and all goodwill.

We had net sales in the U.S. of $31.9, $29.5 and $25.3 billion for the years ended June 30, 2007, 2006 and 2005, respectively. Assets in the U.S. totaled $73.5 and $75.4 billion as of June 30, 2007 and 2006, respectively.

Our largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for 15% of consolidated net sales in both 2007 and 2006, and 16% of consolidated net sales in 2005.

Global Segment Results		Net Sales	Before-Tax Earnings	Net Earnings	Depreciation & Amortization	Total Assets	Capital Expenditures
BEAUTY AND HEALTH							
BEAUTY	2007	**$22,981**	**$ 4,794**	**$ 3,492**	**$ 577**	**$ 14,470**	**$ 641**
	2006	21,126	4,359	3,106	535	13,498	577
	2005	19,721	3,977	2,752	535	11,494	535
HEALTH CARE	2007	**8,964**	**2,148**	**1,453**	**279**	**7,321**	**189**
	2006	7,852	1,740	1,167	234	7,644	162
	2005	6,078	1,210	811	161	2,536	112
HOUSEHOLD CARE							
FABRIC CARE AND HOME CARE	2007	**18,971**	**4,156**	**2,793**	**453**	**7,649**	**654**
	2006	17,149	3,553	2,369	435	6,928	567
	2005	15,796	3,186	2,129	391	6,845	647
BABY CARE AND FAMILY CARE	2007	**12,726**	**2,291**	**1,440**	**671**	**7,731**	**769**
	2006	11,972	2,071	1,299	612	7,339	739
	2005	11,652	1,924	1,197	580	7,272	684
SNACKS, COFFEE AND PET CARE	2007	**4,537**	**759**	**477**	**164**	**2,176**	**141**
	2006	4,383	627	385	159	2,122	150
	2005	4,314	714	444	162	2,197	142
GILLETTE GBU (1)							
BLADES AND RAZORS (1)	2007	**5,229**	**1,664**	**1,222**	**657**	**24,160**	**210**
	2006	3,499	1,076	781	489	24,575	271
	2005	—	—	—	—	—	—
DURACELL AND BRAUN (1)	2007	**4,031**	**588**	**394**	**194**	**6,998**	**135**
	2006	2,924	400	273	155	7,384	108
	2005	—	—	—	—	—	—
CORPORATE	2007	**(963)**	**(1,690)**	**(931)**	**135**	**67,509**	**206**
	2006	(683)	(1,413)	(696)	8	66,205	93
	2005	(820)	(1,030)	(410)	55	31,183	61
TOTAL COMPANY	2007	**76,476**	**14,710**	**10,340**	**3,130**	**138,014**	**2,945**
	2006	68,222	12,413	8,684	2,627	135,695	2,667
	2005	56,741	9,981	6,923	1,884	61,527	2,181

(1) 2006 data reflects information for the nine months ended June 30, 2006.

Millions of dollars except per share amounts or as otherwise specified.

NOTE 13
QUARTERLY RESULTS (UNAUDITED)

Quarters ended		Sept 30	Dec 31	Mar 31	Jun 30	Total Year
NET SALES	2006-2007	**$18,785**	**$19,725**	**$18,694**	**$19,272**	**$76,476**
	2005-2006	14,793	18,337	17,250	17,842	68,222
OPERATING INCOME	2006-2007	**4,054**	**4,350**	**3,646**	**3,400**	**15,450**
	2005-2006	3,057	3,892	3,351	2,949	13,249
GROSS MARGIN	2006-2007	**52.8%**	**52.9%**	**51.6%**	**50.8%**	**52.0%**
	2005-2006	51.6%	52.4%	51.7%	50.2%	51.4%
NET EARNINGS	2006-2007	**2,698**	**2,862**	**2,512**	**2,268**	**10,340**
	2005-2006	2,029	2,546	2,211	1,898	8,684
DILUTED NET EARNINGS PER COMMON SHARE	2006-2007	**$ 0.79**	**$ 0.84**	**$ 0.74**	**$ 0.67**	**$ 3.04**
	2005-2006	0.77	0.72	0.63	0.55	2.64

Millions of dollars except per share amounts or as otherwise specified.

Corporate Officers[1]

CORPORATE & COMPANY OPERATIONS

A.G. Lafley
Chairman of the Board and Chief Executive Officer

Susan E. Arnold
President—Global Business Units

Robert A. McDonald
Chief Operating Officer

Clayton C. Daley, Jr.
Vice Chairman and Chief Financial Officer

Richard L. Antoine
Global Human Resources Officer

G. Gilbert Cloyd
Chief Technology Officer

R. Keith Harrison, Jr.
Global Product Supply Officer

James J. Johnson
Chief Legal Officer and Secretary

Mariano Martin
Global Customer Business Development Officer

Charlotte R. Otto
Global External Relations Officer

Filippo Passerini
Chief Information & Global Services Officer

Marc S. Pritchard
President—Strategy, Productivity & Growth

James R. Stengel
Global Marketing Officer

Steven W. Jemison
Deputy General Counsel

Jon R. Moeller
Vice President and Treasurer

Valarie L. Sheppard
Vice President and Comptroller

GLOBAL BEAUTY

Charles V. Bergh
Group President—Global Personal Care

Christopher de Lapuente
Group President—Global Hair Care

Bracken Darrell
President—Braun

Virginia C. Drosos
President—Global Personal Beauty

Robert Jongstra
President—Global Professional Care

Hartwig Langer
President—Global Prestige Products

GLOBAL OPERATIONS

Werner Geissler
Vice Chairman—Global Operations

Deborah A. Henretta
Group President—Asia

Laurent L. Philippe
Group President—Central & Eastern Europe, Middle East & Africa

Edward D. Shirley
Group President—North America

Stephen D. Bishop
President—North America Market Operations

Ravi Chaturvedi
President—Northeast Asia

Giovanni Ciserani
President—Western Europe

Daniela Riccardi
President—Greater China

Jeffrey K. Schomburger
President—Global Wal-Mart Team

Jorge A. Uribe
President—Latin America

GLOBAL HOUSEHOLD CARE

Dimitri Panayotopoulos
Vice Chairman—Global Household Care

Jorge S. Mesquita
Group President—Global Fabric Care

Martin Riant
Group President—Global Baby Care

David S. Taylor
Group President—Global Home Care

Joseph F. Dooley
President—Duracell

Mary Lynn Ferguson-McHugh
President—Family Care

Sharon J. Mitchell
Senior Vice President—Research & Development, Global Fabric Care

GLOBAL HEALTH & WELL-BEING

Robert A. Steele
Vice Chairman—Global Health and Well-Being

Melanie Healey
Group President—Global Feminine and Health Care

Charles E. Pierce
Group President—Global Oral Care and Coffee/Snacks

Jamie Egasti
President—Coffee and Snacks

Thomas M. Finn
President—Global Health Care

THE FOLLOWING COMPANY OFFICERS HAVE ANNOUNCED THEIR INTENTION TO RETIRE DURING THE 2007/08 FISCAL YEAR:

Bruce L. Byrnes
Vice Chairman of the Board and Global Brand Building Training

Mark M. Leckie
Group President

A. Bruce Cleverly
President

Mark A. Collar
President

Paolo De Cesare
President

Fabrizio Freda
President

Mary Ann Pesce
President

Richard G. Pease
Senior Vice President

Nabil Y. Sakkab
Senior Vice President

(1) Reflects organization structure changes effective July 1, 2007.

Board of Directors

Norman R. Augustine
Retired Chairman and Chief Executive Officer, Lockheed Martin Corporation (aerospace, electronics, telecommunications and information management). Director since 1989. Also a Director of The Black and Decker Corporation and ConocoPhillips. Age 72. Mr. Augustine retired from the Board of Directors following the Company's August, 2007 Board meeting. Chairman of the Compensation & Leadership Development Committee and member of the Innovation and Technology Committee.

Bruce L. Byrnes
Vice Chairman of the Board—Global Brand Building Training. Director since 2002. Also a Director of Cincinnati Bell Inc. Age 59.

Scott D. Cook
Chairman of the Executive Committee of the Board, Intuit Inc. (a software and web services firm). Director since 2000. Also a Director of Intuit Inc. and eBay Inc. Age 55. Member of the Compensation & Leadership Development and Innovation and Technology Committees.

Joseph T. Gorman
Retired Chairman and Chief Executive Officer, TRW Inc. (automotive, aerospace and information systems) and Chairman and Chief Executive Officer, Moxahela Enterprises, LLC (venture capital). Director since 1993. Also a Director of Alcoa Inc., Imperial Chemical Industries plc, Tonsberg Magnesium Group International AB and Vector Intersect Security Acquisition Corporation. Age 69. Mr. Gorman has announced his intention to retire from the Board of Directors effective at the Company's October, 2007 Board meeting. Chairman of the Finance Committee and member of the Compensation & Leadership Development Committee.

Rajat K. Gupta
Senior Partner at McKinsey & Company. Mr. Gupta was appointed to the Board on June 12, 2007. Also a Director of Goldman Sachs. Age 58.

A.G. Lafley
Chairman of the Board and Chief Executive Officer of the Company. Director since 2000. Also a Director of General Electric Company and Dell Inc. Age 60.

Charles R. Lee
Retired Chairman of the Board and Co-Chief Executive Officer of Verizon Communications Inc. (telecommunication services). Director since 1994. Also a Director of The DIRECTV Group, Inc., Marathon Oil Corporation, United Technologies Corporation and US Steel Corporation. Age 67. Chairman of the Governance & Public Responsibility Committee and member of the Audit and Compensation & Leadership Development Committees.

Lynn M. Martin
Former Professor at the J.L. Kellogg Graduate School of Management, Northwestern University and former Chair of the Council for the Advancement of Women and Advisor to the firm of Deloitte & Touche LLP for Deloitte's internal human resources and minority advancement matters. Director since 1994. Also a Director of AT&T Inc., Ryder System, Inc., Dreyfus Funds and Constellation Energy Group, Inc. Age 67. Member of the Finance and Governance & Public Responsibility Committees.

W. James McNerney, Jr.
Chairman of the Board, President and Chief Executive Officer of The Boeing Company (aerospace, commercial jetliners and military defense systems). Director since 2003. Also Director of The Boeing Company. Age 58. Chairman of the Compensation & Leadership Development Committee and member of the Audit and Finance Committees.

Johnathan A. Rodgers
President and Chief Executive Officer, TV One, LLC (media and communications). Director since 2001. Also a Director of Nike, Inc. Age 61. Member of the Innovation and Technology Committee.

John F. Smith, Jr.
Retired Chairman of the Board and Chief Executive Officer, General Motors Corporation (automobile and related businesses), and retired Chairman of the Board of Delta Air Lines, Inc. Director since 1995. Also a Director of Swiss Reinsurance Company. Age 69. Chairman of the Audit Committee and member of the Governance & Public Responsibility Committee.

Ralph Snyderman, M.D.
Chancellor Emeritus, James B. Duke Professor of Medicine at Duke University. Director since 1995. Also a Director of Targacept, Inc. and a Venture Partner of NEA. Age 67. Chairman of the Innovation & Technology Committee and member of the Audit and Finance Committees.

Margaret C. Whitman
President and Chief Executive Officer, eBay Inc. Director since 2003. Also a Director of eBay Inc. and Dreamworks Animation SKG, Inc. Age 51. Member of the Compensation & Leadership Development and Governance & Public Responsibility Committees.

Ernesto Zedillo
Former President of Mexico and Director of the Center for the Study of Globalization and Professor in the field of International Economics and Politics at Yale University. Director since 2001. Also a Director of Alcoa Inc. Age 55. Member of the Finance and Governance & Public Responsibility Committees.

THE BOARD OF DIRECTORS HAS FIVE COMMITTEES:
Audit Committee
Compensation & Leadership Development Committee
Finance Committee
Governance & Public Responsibility
Innovation & Technology Committee

Shareholder Information

IF...
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CALL PERSON-TO-PERSON
- Shareholder Services representatives are available Monday–Friday, 9–4 EST at 1-800-742-6253 (call 1-513-983-3034 outside the USA and Canada)
- Automated service available after USA business hours

CONTACT P&G — 24 HOURS A DAY
- Visit us online at www.pg.com/investor where you can get stock purchase information, transaction forms, Company annual reports and webcasts
- E-mail us at shareholders.im@pg.com
- Call for financial information at 1-800-764-7483 (call 1-513-945-9990 outside the USA and Canada)

COMMON STOCK PRICE RANGE AND DIVIDENDS

	Price Range			
Quarter Ended	2006–2007 High	2006–2007 Low	2005–2006 High	2005–2006 Low
September 30	$62.85	$55.25	$59.46	$51.91
December 31	64.73	61.50	59.70	54.62
March 31	66.30	60.42	62.50	57.00
June 30	64.75	60.76	58.73	52.75

	Dividends	
Quarter Ended	2006–2007	2005–2006
September 30	$0.310	$0.280
December 31	0.310	0.280
March 31	0.310	0.280
June 30	0.350	0.310

DIVIDEND HISTORY
P&G has paid dividends without interruption since its incorporation in 1890, and has increased dividends each year for the past 51 years. Over the past 51 years, P&G's compound annual dividend growth has exceeded 9%.

CORPORATE HEADQUARTERS
The Procter & Gamble Company
P.O. Box 599
Cincinnati, OH 45201-0599

TRANSFER AGENT/SHAREHOLDER SERVICES
The Procter & Gamble Company
Shareholder Services Department
P.O. Box 5572
Cincinnati, OH 45201-5572

REGISTRAR
The Bank of New York Trust Company, N.A.
Corporate Trust Division
525 Vine Street, Suite 900
Cincinnati, OH 45202

EXCHANGE LISTING
New York, Paris

STOCK SYMBOL
PG

SHAREHOLDERS OF COMMON STOCK
There were approximately 2,220,000 common stock shareowners, including shareholders of record, participants in the Shareholder Investment Program, participants in P&G stock ownership plans and beneficial owners with accounts at banks and brokerage firms, as of June 30, 2007.

FORM 10-K
Shareholders may obtain a copy of P&G's 2007 report to the Securities and Exchange Commission on Form 10-K by going to www.pg.com/investor or by calling us at 1-800-764-7483. This information is also available at no charge by sending a request to Shareholder Services at the address listed above.

The most recent certifications by our Chief Executive and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K for the fiscal year ended June 30, 2007. We have also filed with the New York Stock Exchange the most recent Annual CEO certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

ANNUAL MEETING
The next annual meeting of shareholders will be held on Tuesday, October 9, 2007. A full transcript of the meeting will be available from Susan Felder, Assistant Secretary. Ms. Felder can be reached at One P&G Plaza, Cincinnati, Ohio 45202-3315.

Addendum to the P&G 2007 Annual Report

Following the printing of the P&G 2007 Annual Report, we discovered an inconsistency in the data that was pulled from an external database used to develop the Shareholder Return Performance Graphs on the bottom of page 73. The charts shown below reflect the corrected data.

A complete version of the Annual Report, including this correction, can be found on the Company's website at www.pg.com/investor.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
(in dollars)



175
150
125
100
75

	'02	'03	'04	'05	'06	'07
P&G	100	102	127	125	135	151
Composite Group	100	99	129	126	144	170
S&P 500	100	100	119	127	138	166
DJIA	100	100	118	119	132	162

COMPARISON OF TEN-YEAR CUMULATIVE TOTAL RETURN
(in dollars)



225
200
175
150
125
100
75

	'97	'98	'99	'00	'01	'02	'03	'04	'05	'06	'07
P&G	100	130	130	84	96	138	140	175	172	185	208
Composite Group	100	115	122	105	116	133	132	171	168	191	226
S&P 500	100	130	160	171	146	120	120	143	152	165	199
DJIA	100	119	148	143	146	131	130	155	156	173	213

Financial Summary (Unaudited)

Amounts in millions, except per share amounts	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Net sales	$ 76,476	$ 68,222	$56,741	$51,407	$43,377	$40,238	$39,244	$39,951	$38,125	$37,154	$35,764
Gross margin	39,790	35,097	28,869	26,264	21,155	19,159	17,071	18,395	16,901	16,019	15,229
Operating income	15,450	13,249	10,469	9,382	7,312	6,073	4,260	5,678	6,130	5,581	5,318
Net earnings	10,340	8,684	6,923	6,156	4,788	3,910	2,612	3,363	3,683	3,472	3,305
Net earnings margin	13.5%	12.7%	12.2%	12.0%	11.0%	9.7%	6.7%	8.4%	9.7%	9.3%	9.2%
Basic net earnings per common share	$ 3.22	$ 2.79	$ 2.70	$ 2.34	$ 1.80	$ 1.46	$ 0.96	$ 1.24	$ 1.35	$ 1.25	$ 1.18
Diluted net earnings per common share	3.04	2.64	2.53	2.20	1.70	1.39	0.92	1.17	1.27	1.18	1.10
Dividends per common share	1.28	1.15	1.03	0.93	0.82	0.76	0.70	0.64	0.57	0.51	0.45
Restructuring program charges (1)	$ —	$ —	$ —	$ —	$ 751	$ 958	$ 1,850	$ 814	$ 481	$ —	$ —
Research and development expense	2,112	2,075	1,940	1,802	1,665	1,601	1,769	1,899	1,726	1,546	1,469
Advertising expense	7,937	7,122	5,929	5,466	4,487	3,782	3,729	3,906	3,542	3,638	3,414
Total assets	138,014	135,695	61,527	57,048	43,706	40,776	34,387	34,366	32,192	31,042	27,598
Capital expenditures	2,945	2,667	2,181	2,024	1,482	1,679	2,486	3,018	2,828	2,559	2,129
Long-term debt	23,375	35,976	12,887	12,554	11,475	11,201	9,792	9,012	6,265	5,774	4,159
Shareholders' equity	66,760	62,908	18,475	18,190	17,025	14,415	12,560	12,673	12,352	12,493	12,139

(1) Restructuring program charges, on an after-tax basis, totaled $538, $706, $1,475, $688 and $285 for 2003, 2002, 2001, 2000 and 1999, respectively.

Shareholder Return Performance Graphs

The following graphs compare the five-year and ten-year cumulative total return of P&G's common stock as compared with the S&P 500 Stock Index, the Dow Jones Industrial Average Index, and a composite group comprised of the S&P Household Products Index, the S&P Paper Products Index, the S&P Personal Products Index, the S&P Health Care Index and the S&P Food Index. The composite group is weighted based on P&G's current fiscal year revenues. The graphs assume that $100 was invested on June 30, 2002, and June 30, 1997, in each of the investment options and that all dividends were reinvested.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
(in dollars)


200
175
150
125
100
75

	'02	'03	'04	'05	'06	'07
— P&G	100	101	122	132	136	152
··· Composite Group	100	100	122	132	145	172
— S&P 500	100	111	125	143	150	180
— DJIA	100	108	121	130	140	172

COMPARISON OF TEN-YEAR CUMULATIVE TOTAL RETURN
(in dollars)


225
200
175
150
125
100
75

	'97	'98	'99	'00	'01	'02	'03	'04	'05	'06	'07
— P&G	100	130	130	84	96	138	140	175	172	185	208
··· Composite Group	100	115	122	105	116	133	132	171	168	191	226
— S&P 500	100	130	160	171	146	120	120	143	152	165	199
— DJIA	100	113	132	139	125	101	97	126	132	156	187

P&G at a Glance

GBU	Reportable Segment	Key Products	Billion-Dollar Brands	Net Sales by GBU(1) (in billions)
BEAUTY AND HEALTH	Beauty	Cosmetics, Deodorants, Feminine Care, Fine Fragrances, Hair Care, Personal Cleansing, Skin Care,	Always, Head & Shoulders, Olay, Pantene, Wella	$31.9
	Health Care	Oral Care, Personal Health Care, Pharmaceuticals	Actonel, Crest, Oral-B	
HOUSEHOLD CARE	Fabric Care and Home Care	Fabric Care, Air Care, Dish Care, Surface Care	Ariel, Dawn, Downy, Gain, Tide	$36.2
	Baby Care and Family Care	Diapers, Baby Wipes, Bath Tissue, Facial Tissue, Paper Towels	Bounty, Charmin, Pampers	
	Snacks, Coffee and Pet Care	Coffee, Pet Food, Snacks	Folgers, Iams, Pringles	
GILLETTE GBU	Blades and Razors	Men's and Women's Blades and Razors	Gillette, Mach3	$ 9.3
	Duracell and Braun	Batteries, Electric Razors, Small Appliances	Braun, Duracell	

(1) Partially offset by net sales in corporate to eliminate the sales of unconsolidated entities included in business unit results.

2007 NET SALES
(% of total business segments)


12%
41%
47%

- Beauty and Health
- Household Care
- Gillette GBU

RECOGNITION

P&G is recognized as a leading Global Company, including a #3 ranking on Fortune's Global Most Admired Companies, "Top Ten" on the Harris Interactive/Wall Street Journal list of Companies with the world's best reputation, the #1 ranking in Fortune's U.S. Household & Personal Products most admired list, a #2 ranking on the Hay Group list of Best Companies for Leaders, and the Market Sector Leader for Household Products in the Dow Jones Sustainability Index.

P&G ranks among the top companies for Executive Women (National Association for Female Executives), African Americans (*Working Mother* and *Women of Color* Magazines), Working Mothers (*Working Mother* Magazine), and Best Corporate Citizens (*Business Ethics* Magazine).

Supplier diversity is a fundamental business strategy at P&G. In 2007, P&G spent over $1.9 billion with minority- and women-owned businesses. P&G is a member of the Billion Dollar Roundtable, a forum of 14 corporations that spend more than $1 billion annually with diverse suppliers.


Mixed Sources Cert no. SW-COC-1530 © 1996 FSC
FSC

The paper utilized in the printing of this annual report is certified by SmartWood to the FSC Standards, which promotes environmentally appropriate, socially beneficial and economically viable management of the world's forests. The paper contains a mix of pulp that is derived from FSC certified well-managed forests; post-consumer recycled paper fibers and other controlled sources.

Design: VSA Partners, Inc.



Improving quality of life, now and for generations to come

P&G is committed to helping to solve the world's sustainability challenges. We do this through product innovations that enhance and improve environmental profile with no performance and value trade-offs (see page 16 to learn about one example, Tide Coldwater). We do this by reducing the environmental footprint of our operations. And we do this through our contributions to helping children in need. We know companies like P&G can be a force for good in the world. This is a responsibility and an opportunity that we embrace.

A.G. Lafley
Chairman of the Board
and Chief Executive Officer

We are inspired and motivated by the world's sustainability challenges and are committed to using our technologies, human capital, global scale and experience to ensure a sustainable world now and for generations to come.

One example of how we are committed to this effort is through our global cause, P&G Live, Learn and Thrive℠, which focuses on improving life for children in need from birth to age 13. Through our cause, we are reaching more than 50 million children in need every year with programs that help them get off to a healthy start, receive access to education, and build their skills for life.

The signature program for Live, Learn and Thrive is our Children's Safe Drinking Water program. The goal of this program is to reduce the illness and death of children that results from drinking contaminated water. To date, 70 million packets of P&G's PUR℠ Purifier of Water have been provided around the world for emergency relief and social markets—enough to produce 700 million liters of safe drinking water.

Please find our Global Sustainability and Philanthropy Report at www.pg.com/sr.

Live

P&G's Pampers brand, in partnership with UNICEF, is improving life in Latin America by providing low-income families with nutrition programs and training on child development to help children get off to a healthy start.

Learn

India has the world's largest number of children without access to education. P&G is working with Child Rights and You to provide infrastructure and community economic development to enable more than 65,000 children to attend school for the first time.

Thrive

P&G employees devote time and talent to the community in Saudi Arabia through camps dedicated to orphan children. The camps focus on building self-esteem and teaching life success skills that will have a sustainable impact for the children.



Touching lives, improving life. *P&G*™

END